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02049602

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lend Lease Corp. Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
SEP 0 6 2002
THOMSON FINANCIAL P

**NEW ADDRESS

FILE NO. 82- 3498 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 9/4/02

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

22 August 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By facsimile: 0015 64 4 473 1470

Pages: One hundred and twenty eight (128) pages

Dear Sir

Re: Stock Exchange Announcement
Annual Consolidated Financial Report

Attached is a copy of the Annual Consolidated Financial Report for Lend Lease Corporation Limited for the year ended 30 June 2002.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Attach

Lend Lease Corporation Limited
ANNUAL CONSOLIDATED FINANCIAL REPORT
30 JUNE 2002

Lend Lease Corporation Limited

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

30 JUNE 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

(Note: In this announcement all figures are expressed in Australian dollars unless otherwise specified)

The following discussion and analysis is based on the Group's Consolidated Financial Statements at June 2002, and should be read in conjunction with those Financial Statements.

OVERVIEW

KEY FACTORS

Lend Lease is a diversified real estate services group with operations in 43 countries. Its principal operations are in Australia, USA and UK. Some of the key factors influencing the business are the state of investment and real estate markets, the level of construction activity, global economic conditions, interest rates, taxation, and regulatory legislation. However, because the Group's operations consist of providing diversified services to a broad range of clients in many geographic locations, no one factor, in management's opinion, determines the Group's financial condition or the profitability of its operations.

OPERATING PERFORMANCE

		June 2002	June 2001	Increase/ (Decrease)	% Increase/ (Decrease)
Operating revenue	A$m	12,478.0	11,453.8	1,024.2	8.9
EBITDA[1]	A$m	593.2	338.8	254.4	75.1
Operating profit before tax	A$m	391.1	240.5	150.6	62.6
Operating profit after tax	**A$m**	**226.3**	**151.4**	**74.9**	**49.5**
Earnings per share	cents	52.4	33.5	18.9	56.4
Return on equity for the financial year	%	6.0	4.1	1.9	46.3
Effective tax rate	%	38.9	34.5	4.4	12.8

(1) EBITDA equals earnings before interest revenue, interest expense, income tax expense, depreciation, and amortisation.

Operating revenue increased 8.9% (A$1,024.2 million) for the year ended June 2002 as compared to the prior financial year, largely due to a A$1,228.0 million increase in Bovis Lend Lease's revenue.

EBITDA increased 75.1% (A$254.4 million) for the year ended June 2002 as compared to the prior financial year. The major components of the movement in EBITDA are outlined below.

	June 2002 A$m	June 2001 A$m	Increase/ (Decrease) A$m
EBITDA MOVEMENT – MAJOR COMPONENTS			
Real Estate Solutions (RES)			
Bovis Lend Lease	209.7	165.4	44.3
Integrated Development businesses			
Bluewater		85.0	(85.0)
Fox Studios		(93.9)	93.9
Other	69.6	48.0	21.6
Total Integrated Development businesses	69.6	39.1	30.5
Total Real Estate Solutions	**279.3**	**204.5**	**74.8**
Real Estate Investments (REI)	**221.3**	**171.8**	**49.5**
REI Restructure costs		(51.7)	51.7
Total Real Estate Investments	**221.3**	**120.1**	**101.2**
Other			
Capital Services	12.3	(2.2)	14.5
CoolSavings, Inc.	1.6	(47.6)	49.2
Other investments	59.8	111.0	(51.2)
Other	18.9	(47.0)	65.9
Total EBITDA	**593.2**	**338.8**	**254.4**

OPERATING PERFORMANCE continued

The increase in EBITDA of A$254.4 million is largely attributable to:

- An increase of A$44.3 million in EBITDA from Bovis Lend Lease, resulted primarily from the North American operations which increased EBITDA by A$36.3 million;
- A decrease of A$85.0 million in EBITDA from the Bluewater development, due to the sale of 10% of this asset in the June 2001 financial year with no sale in the June 2002 financial year;
- An increase of A$93.9 million in EBITDA from Fox Studios due to a provision being made for the write-down of this asset in the June 2001 financial year;
- An increase of A$21.6 million in EBITDA from Integrated Development businesses due to the sale of Touchwood, Solihull of A$34.4 million, increased residential and commercial sales from the Newington, Olympic Village project of A$30.1 million and an increased contribution from the Australian Urban Communities business of A$26.3 million (including the results of Delfin from the date of acquisition on 10 August 2001). The above contributions were offset by the costs of pursuing new projects and overheads of A$39.5 million, largely attributable to European business opportunities. The prior financial year included EBITDA from the sale of Lend Lease's interest in Aurora Place of A$29.7 million;
- An increase of A$101.2 million in EBITDA from Real Estate Investments (REI) is attributable to an increase from REI Europe of A$21.5 million, (including the sale of Arrabida of A$13.2 million), an increase from REI US core earnings of A$11.7 million, an increase in REI Asia of A$6.4 million and an increase in REI Australia and Pacific of A$9.9 million. In addition, the prior financial year results for REI US included A$51.7 million of restructuring costs;
- An increase of A$14.5 million in EBITDA from Capital Services largely related to the release of provisions against the THI investment following liquidation proceeds received during the financial year;
- The increase of A$49.2 million in EBITDA from CoolSavings, Inc. is due to a provision raised in the June 2001 financial year;
- A decrease of A$51.2 million in EBITDA from Other Investments mainly related to the reduced number of Westpac shares unwound on completion of the Hedge Arrangements; and
- An increase of A$65.9 million in EBITDA from Other which primarily included hedging benefits of A$24.1 million arising in Group Treasury and a reduction of A$40.2 million in Group Services costs.

The higher EBITDA for the year ended June 2002 compared to the corresponding financial year resulted in an increase in profit after tax of A$74.9 million. EBITDA increased by a greater proportion than profit after tax mainly because profit after tax in the June 2001 year included interest revenue of A$114.5 million compared to A$31.1 million for the June 2002 year.

BUSINESS REPOSITIONING

During the financial year Lend Lease initiated a business repositioning project with the key objective of ensuring Lend Lease has an overhead structure that can respond quickly to changes in market conditions. The total costs of the project were expensed in the year to June 2002 while the benefits will largely impact the June 2003 and following financial years.

SHAREHOLDERS' RETURNS

Earnings per share (EPS) increased 56.4% to 52.4 cents for the year ended June 2002 from 33.5 cents for the corresponding financial year. The percentage increase in EPS is higher than the increase in the operating profit after tax of 49.5% as the weighted average number of shares outstanding in the June 2002 year decreased by 4% compared to the June 2001 year due to the impact of the share buyback completed in October 2000 which reduced shares on issue by 88.3 million (17.2% of shares on issue at 30 June 2000).

Return on equity (ROE) for the year ended June 2002 was 6.0% compared to 4.1% for the corresponding financial year. The increase in the ROE was principally due to an increase in overall profit after tax in the year to 30 June 2002 to A$226.3 million from A$151.4 million for the corresponding financial year.

During the year to June 2000 Lend Lease completed three significant acquisitions. As a result of these acquisitions the annual charge against profit for amortisation of goodwill and management agreements increased to approximately A$90.0 million per annum since June 2000. A comparison of ROE and EPS based on earnings before and after amortisation is detailed below.

		June 2002		June 2001	
		Before Amortisation	After Amortisation	Before Amortisation	After Amortisation
Return on equity for the financial year[(1)]	%	8.0	6.0	6.4	4.1
Earnings per share	cents	73.7	52.4	54.2	33.5

(1) Return on equity for the financial year before amortisation is calculated based on equity adjusted for accumulated amortisation.

OPERATING PERFORMANCE continued

SHAREHOLDERS' RETURNS continued

A final fully franked dividend of 9 cents per share will be paid on 19 September 2002 (8 cents per share paid on 13 September 2001). The dividend payout ratio is 34.4% (June 2001 financial year 59.6%). The Company's dividend policy is to only pay dividends up to the extent of available franking credits. The balance of franking credits as at June 2002 was nil (30 June 2001 A$9.7 million) and calculated after adjusting for franking credits which will arise from the payment of income tax provided in the accounts and after deducting franking credits to be used in the payment of the proposed final dividend and tax losses utilised in the current year.

SEGMENT RESULTS SUMMARY

The financial results presented below are split into three segments. The first two segments consist of the core global real estate businesses – Real Estate Solutions (consisting of project management, construction management, development and project finance) and Real Estate Investments (consisting of investment management and asset management). These two businesses are linked but independently managed to ensure focus on their clients' needs and the development of the necessary specialist skills.

The third segment, non-core businesses, consists of those businesses that are not core to the future global real estate strategy. This segment includes Capital Services, Equity Investments, IT+T and eBusiness Investments.

The following table provides segment results for the June 2002 financial year. Each segment is reviewed in detail below. It should be noted that the segment results of the operating businesses exclude financing costs (which are included in Group Treasury) and amortisation charges.

BUSINESS SEGMENT SUMMARY

	Operating Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax [1]		Assets	
	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
Real Estate Solutions								
Bovis Lend Lease	10,432.3	9,204.3	186.4	145.3	119.4	90.3	3,462.3	3,438.1
Integrated Development Businesses	873.2	873.2	65.5	36.9	33.9	30.9	635.7	984.8
Total Real Estate Solutions	**11,305.5**	**10,077.5**	**251.9**	**182.2**	**153.3**	**121.2**	**4,098.0**	**4,422.9**
Real Estate Investments	**1,019.7**	**937.3**	**192.4**	**162.7**	**140.8**	**116.9**	**3,858.8**	**3,813.4**
Total Core Real Estate	**12,325.2**	**11,014.8**	**444.3**	**344.9**	**294.1**	**238.1**	**7,956.8**	**8,236.3**
Non Core Businesses/One-Off Items								
REI Restructure Costs				(51.7)		(30.3)		
Capital Services	11.9	76.9	12.3	(2.2)	6.7	(12.7)	36.8	33.8
IT+T and eBusiness Investments	22.0	11.8	22.4	(56.9)	19.2	(42.7)	73.5	83.6
Equity Investments	61.9	192.5	39.0	120.3	28.2	82.7		22.5
Total Non Core Business	**95.8**	**281.2**	**73.7**	**9.5**	**54.1**	**(3.0)**	**110.3**	**139.9**
Corporate								
Group Services	21.3	43.3	(30.4)	(71.8)	(40.8)	(35.2)		
Group Amortisation			(81.9)	(82.3)	(81.9)	(82.3)		
Group Treasury	35.7	114.5	(14.6)	40.2	0.8	33.8	519.8	683.7
Total Corporate	**57.0**	**157.8**	**(126.9)**	**(113.9)**	**(121.9)**	**(83.7)**	**519.8**	**683.7**
Total Group	**12,478.0**	**11,453.8**	**391.1**	**240.5**	**226.3**	**151.4**	**8,586.9**	**9,059.9**

(1) Operating profit/(loss) after tax is net of the amount attributable to outside equity interests of A$12.5 million (June 2001 A$6.1 million).

REAL ESTATE SOLUTIONS (RES)*

BUSINESS AND MANAGEMENT STRUCTURE

The RES business provides real estate clients with a wide range of services including construction and project management, design, development, capital raising and in some cases management of assets. The RES business has a global platform provided by Bovis Lend Lease (BLL). The principal activity of BLL is that of construction and project management. The BLL business, through its global scale and capacity, provides the Integrated Development businesses with the opportunity to pursue opportunities which include capital raising, development, design, project and construction management and in some cases the ongoing management of the asset.

BLL has an increasing repeat client base and supports RES' integrated projects such as Private Finance Initiatives (PFIs) in the UK. In addition, BLL has links with other Lend Lease businesses, either as a supplier of services or working jointly with them on major development projects like Victoria Harbour in Melbourne.

The integrated opportunities RES will pursue are those which create barriers to entry, leverage capital and increase the annuity earnings profile. Delfin Lend Lease and Actus Lend Lease are good examples of this strategy being implemented. The RES business also actively pursues synergies with REI where it is mutually beneficial to both the Company and customers.

BLL is a global business operating in 43 countries worldwide with major operations in Europe, US and Australia. In addition to BLL RES has a number of other established regional businesses (referred to in the following as "Integrated Development businesses").

Region	Business/Sector	Key focus
Global Capability	▪ Bovis Lend Lease	▪ Focus on project management/construction management and engineering projects in all regions ▪ Global sector specialisation in pharmaceutical and micro-electronics delivered via BLL ▪ Global client focus such as the contract to service BP
Asia Pacific	▪ Urban Communities ▪ Development-led inner city residential and urban regeneration	▪ Long term land management contracts via Delfin Lend Lease ▪ Major projects such as Jacksons Landing and Victoria Harbour
Europe	▪ Health Solutions ▪ UK Government privatisations (excluding health) ▪ Urban regeneration ▪ Retail developments	▪ Health privatisations through PFI model via Catalyst Healthcare ▪ Schools and military privatisation projects via PFI model ▪ Inner city urban renewal projects such as Greenwich Peninsula via land management ▪ Two large retail developments – Norwich in the UK and Tres Aguas in Spain
Americas	▪ US Government privatisations/military housing	▪ Actus Lend Lease

OVERVIEW OF FINANCIAL RESULTS

A summary of the key performance indicators for RES is given in the table below.

	BLL		Integrated Development businesses (1)		Total RES	
	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
Operating profit after tax	119.4	90.3	33.9	30.9	153.3	121.2
New work secured	648.7	593.0	N/A	N/A	648.7	593.0
Backlog gross profit margin (GPM)	596.4	518.2	N/A	N/A	596.4	518.2
Number of lots/units in portfolio	N/A	N/A	46,700	20,000	46,700	20,000

(1) Integrated Development businesses were analysed under the heading Property Development in the June 2001 financial year MD&A.

* Definitions in respect of the terms used in this section are included on page 10.

OVERVIEW OF FINANCIAL RESULTS continued

RES' operating profit after tax was A$153.3 million for the year ended June 2002, a 26% increase on the A$121.2 million earned in the year ended June 2001. BLL's operating profit after tax of A$119.4 million was a 32% increase over the prior financial year profit of A$90.3 million. Integrated Development businesses' profit after tax increased from A$30.9 million to A$33.9 million, an increase of 10%.

BLL achieved new work secured of A$648.7 million for the year ended June 2002 compared to A$593.0 million in the prior financial year. BLL's closing backlog (including Facilities Management contracts) at June 2002 was A$596.4 million, a 15% increase on the prior financial year balance of A$518.2 million. In addition, BLL is the designated preferred bidder on a number of PFI projects including Manchester Hospital, Havering Hospital and the Treasury II. These projects will contribute over A$110.0 million to Backlog GPM on the assumption that they reach financial close.

In the UK the number of PFI projects where RES is either the preferred bidder, under construction or operational, increased from 5 to 13. In the US, Actus Lend Lease finalised the contract with the US Army in relation to the privatisation of Fort Hood and has reached preferred bidder status on Beaufort Military Complex.

In Australia, Delfin Lend Lease has approximately 42,900 lots in its portfolio and the Inner City Residential projects have a further 3,800 units.

STABILITY OF EARNINGS

RES' strategy is to reduce the volatility of earnings typically evident in construction and development businesses. An essential element of this strategy is to grow those opportunities where, through a combination of factors such as reputation in the sector, strong balance sheet and high barriers to entry, "businesses" will be created as opposed to individual projects. In this regard focus is being given to the following:

- In the UK there are significant opportunities for PFIs which is now a well established market. RES has established positions in health and education and is pursuing a number of opportunities in the military sector. PFI projects enable RES to offer a fully integrated solution from financing and design through to facilities management. They provide a long duration Backlog GPM associated with facilities management and access to future redevelopment of the facilities, which should occur during the typical 30 year concession period.
- RES Europe signed its largest urban regeneration project via a land management agreement in joint venture with Quintain Estates and English Partnerships, the UK Government's land agency, for the regeneration of approximately 200 acres on the Greenwich Peninsula, East London. The development will take 15 to 20 years to complete and is expected to provide long term recurring earnings for the Group. RES is not expected to contribute significant capital to this project.
- Integrated opportunities in the US are focused on the military housing business Actus Lend Lease. Actus Lend Lease, like PFIs in the UK, has contracts with a long duration Backlog GPM.
- In Australia, Delfin Lend Lease is the market leader in Urban Community Development. Delfin Lend Lease has 21 projects and around 42,900 lots in its portfolio. In addition, Inner City Residential projects have a further 3,800 units available for sale or construction.
- BLL operates in a diverse range of sectors and geographies. BLL has also developed strong relationships with a number of key clients with large recurring capital spend programs which provide a level of assurance as to future work. These are expected to dampen the volatility of earnings typically evident in the construction industry.

BOVIS LEND LEASE

The principal activity of this business is project management, construction management and engineering. BLL operates in 43 countries worldwide and is managed through three regions (Asia Pacific, Europe including Middle East and Africa and the Americas). In addition there is one global business unit, Global Markets Group, which operates in the microelectronics and the pharmaceutical sector.

KEY FINANCIAL RESULTS

The financial results for the year ended June 2002 are set out below:

	Revenue		Realised Gross Project Margin		Operating Profit/(Loss) Before Tax		Operating Profit (Loss) After Tax	
	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
Asia Pacific	1,348.9	1,447.5	108.5	133.2	52.9	57.9	34.0	33.4
Americas	5,724.3	5,012.5	228.2	180.0	101.9	57.8	58.0	34.5
Europe	2,494.8	2,277.1	187.6	193.7	66.8	57.4	50.7	40.0
Global Markets	864.3	467.2	46.2	49.7	(7.7)	5.8	(4.5)	5.3
Global Management and Strategic Investment					(27.5)	(33.6)	(18.8)	(22.9)
Total Bovis Lend Lease	**10,432.3**	**9,204.3**	**570.5**	**556.6**	**186.4**	**145.3**	**119.4**	**90.3**

REVENUE

BLL enters into a wide variety of contract types from Fee Services contracts, where only the fee is recorded as revenue, to Construction Services contracts where the full value of the project, including third-party costs, is recorded as revenue. For this reason, recorded revenues do not necessarily provide a good measure of the volume of work undertaken and the ratio of operating profit to revenue is not considered to be a useful measurement of profit margin. Realised GPM is a more appropriate indicator of profitability.

The level of revenue is a reasonable indicator of two important value drivers of the business: the level of cash generation or surplus working capital; and the level of construction services contracts in the business.

Total revenues increased 13% for the year ended June 2002 to A$10.4 billion from A$9.2 billion reported last financial year. Excluding the favourable impact of exchange rate movements of A$208.0 million, total revenue increased 11%.

OPERATING PROFIT AFTER TAX

BLL's operating profit after tax was A$119.4 million for the year ended June 2002, a 32% increase on the A$90.3 million earned in the year ended June 2001. The current financial year's results for Europe included A$15.4 million profit after tax from selling a 30.1% equity interest in the Calderdale PFI. The sale of equity will have no impact on the Facilities Management (FM) income expected to be earned from this project in the future. Asia Pacific included A$2.2 million after tax profit in relation to the sale of equity in Da Chang and a net A$4.3 million after tax release of unrealised profits in respect of projects in which Lend Lease held an equity interest. Under Australian accounting rules such profits are excluded from the results until the equity interests in those projects are realised.

Lend Lease uses forward exchange contracts to hedge a portion of projected profits from foreign operations. The exchange gains or losses on contracts that relate to the current financial year are applied to the results of the respective regions and global business unit. The effect is to record profit from foreign operations at the effective hedged exchange rate. Similarly, Realised GPM has been adjusted by the effective hedge rate. There was no significant difference in the hedge rates used in the year ended June 2002 to that used in the prior financial year. Refer to the Group Treasury section of the MD&A.

REALISED GROSS PROFIT MARGIN (GPM)

A key performance indicator for the BLL business is the Realised GPM. This is the profit from projects prior to the allocation of non-recovered and non-project related overheads. Total Realised GPM increased by A$13.9 million (2%) to A$570.5 million in the year ended June 2002. The increase in Realised GPM in the Americas of A$48.2 million was offset by declines in the other BLL business units. As noted above the profit after tax includes A$17.6 million from the sale of equity interests in Calderdale and Da Chang. These profits are not disclosed in Realised GPM.

The Realised GPM for the Americas business increased 27% from A$180.0 million in the year ended June 2001 to A$228.2 million in the year ended June 2002. The increase in Realised GPM was achieved despite concerns expressed at the December 2001 results as to the slowing US economy. Realised GPM increased due to a number of large projects including the AOL Time Warner Building in New York City, re-imaging work carried out by the BP Alliance and the Fort Hood project in Actus Lend Lease reaching financial close.

Realised GPM for the Asia Pacific business declined by 19% from A$133.2 million in the year ended June 2001 to A$108.5 million for the year ended June 2002 reflecting the downturn in construction volume following the completion of Sydney 2000 Olympic Games and other related projects in Australia. The decline in Realised GPM has been partially offset in arriving at profit after tax by the sale of equity in Da Chang of A$2.2 million as well as overhead savings.

BOVIS LEND LEASE continued

KEY FINANCIAL RESULTS continued

REALISED GROSS PROFIT MARGIN (GPM) continued

The Realised GPM for the European business decreased 3% from A$193.7 million in the year ended June 2001 to A$187.6 million for the year ended June 2002 due to the timing of income from large projects. The operating profit after tax includes A$15.4 million profit from selling a 30.1% equity interest in the Calderdale hospital PFI. This profit was, however, off-set by bid costs of A$17.6 million after tax incurred in pursuing new PFI projects which are expected to deliver significant GPM in future periods. The prospective Backlog GPM associated with those PFI contracts for which Lend Lease was preferred bidder at June 2002 is A$111.8 million.

In the year ended June 2002 the Global Markets business (which included pharmaceutical and microelectronics business) generated Realised GPM of A$46.2 million compared to A$49.7 million in the year ended June 2001. The pharmaceutical business continued to show solid growth with a A$9.9 million increase in Realised GPM. Realised GPM in the microelectronics business, however, declined by A$13.4 million due to the continuing downturn in the technology sector.

During the financial year a detailed review of non-project related overheads was carried out. The review realised a number of significant cost savings. The investment made to achieve the savings has been expensed in the current financial year. The cost savings identified are expected to have an impact in the financial year ended June 2003 and subsequent years. In the year ended June 2002 the overheads were approximately 67% of Realised GPM, which is an improvement of 7% on the year ended June 2001. As noted above this ratio is expected to improve in 2003. Overheads for the purpose of this calculation include movements in provisions (principally the provisions for unrealised profits created in accordance with Lend Lease's profit recognition accounting policy).

GLOBAL MANAGEMENT COSTS AND STRATEGIC INVESTMENT

Global Management and Strategic Investment costs for the financial year reflect the expenses of the global executive management team and investment in global projects such as IT systems.

DIVERSITY OF INCOME STREAMS AND STRONG RELATIONSHIPS WITH CLIENTS

BLL's strategy is to reduce the volatility of its earnings by operating in a diverse range of industries and geographies. In addition, BLL has developed strong global and/or regional relationships with a number of key clients that provide BLL with a recurring income stream.

The table below shows that BLL operates in many diverse market sectors with no one market sector in any region representing more than 35% for that region.

	Total GPM %
Commercial/Office	30
Mixed Use	16
Healthcare	9
Retail	8
Residential/Senior Living	7
Infrastructure/Government	6
Education	6
Industrial	5
Communications	5
Transportation/Aviation	2
Hotel	2
Pharmaceutical	1
Sport/Leisure/Culture	1
Other	2
Total Bovis Lend Lease	**100%**

BOVIS LEND LEASE continued

NEW WORK SECURED AND BACKLOG GPM

New Work Secured is the value of GPM procured in the financial period. Backlog GPM is the expected GPM to be realised in future periods from the total contracts committed at the end of a financial period. The following table provides a summary of New Work Secured for the year ended June 2002 and the Backlog GPM at that date.

	Opening Backlog GPM at June 2001 A$m	Plus: New Work Secured (GPM) to June 2002 A$m	Less: Realised GPM [2] to June 2002 A$m	Equals: Closing Backlog GPM at June 2002 A$m
Asia Pacific	60.3	117.1	(108.5)	68.9
Americas	177.4	222.3	(204.5)	195.2
Europe	199.4	173.9	(186.9)	186.4
Global Markets	47.8	51.9	(46.2)	53.5
	484.9	**565.2**	**(546.1)**	**504.0**
Actus	33.3	52.6	(23.7)	62.2
PFI (FM)[1]		30.9	(0.7)	30.2
Total	**518.2**	**648.7**	**(570.5)**	**596.4**
Projects preferred but not yet reached financial close		111.8		111.8
Total preferred and reached financial close	**518.2**	**760.5**	**(570.5)**	**708.2**

(1) The Closing Backlog GPM for FM contracts includes 10 years' income, although a number of contracts run for longer periods.
(2) Realised GPM flows through to profit before tax for the financial year before the allocation of indirect overheads.

BLL had a closing Backlog GPM of A$596.4 million as at June 2002, an increase of 15% over the balance as at June 2001. In addition BLL is preferred bidder on a further seven PFI projects which will add an additional A$111.8 million to Backlog GPM in Europe assuming they reach financial close. The value of New Work Secured (including FM contracts) for the year ended June 2002 was A$648.7 million, an increase of 9% compared to A$593.0 million in the prior financial year.

The Backlog GPM as at June 2002 is expected to emerge or be realised over future reporting periods as follows:

	June 2003 %	June 2004 %	Post June 2004 %	Total %
Asia Pacific	65	25	10	100
Americas	63	28	9	100
Europe	56	32	12	100
Global Markets	72	22	6	100
Total BLL	**62**	**28**	**10**	**100**
Actus	36	20	44	100
FM	8	8	84	100
Total	**56**	**26**	**18**	**100**
Projects preferred but not reached financial close	**10**	**26**	**64**	**100**
Total preferred and reached financial close	**49**	**26**	**25**	**100**

The above table shows that of the Backlog GPM at June 2002, 56% is projected to be realised as profit in the year ending June 2003. Including those projects where RES is preferred bidder but still needs to reach financial close, 49% is projected to be realised as profit next financial year. This GPM is expected to account for between 50% and 60% of the expected Realised GPM for the year to June 2003.

PRIVATE FINANCE INITIATIVE (PFI) PROJECTS

In the UK there is an established privatisation program due to historical under-investment in public infrastructure and the Government's commitment to use PFI projects as a means of financing future capital expenditure. Catalyst Healthcare, a 100% owned subsidiary, is established in the PFI healthcare sector. It currently has six health PFI projects awarded or as preferred bidder in the UK and one in Italy. RES also has four education PFIs and is pursuing a number of opportunities in the military sector.

BOVIS LEND LEASE continued

NEW WORK SECURED AND BACKLOG GPM continued

PRIVATE FINANCE INITIATIVE (PFI) PROJECTS continued

A summary of RES' investment in PFI projects is given below:

	Construction Revenue A$m	FM Backlog Revenue A$m	Current Status	Contract Length Years	End Date
Health					
Calderdale Hospital (UK)	212.0	44.0	Operational	33	May 2031
Worcester Hospital (UK)	211.0	89.0	Operational	33	Dec 2031
Hexham Hospital (UK)	68.0	17.0	Under construction	32	April 2033
Roehampton Hospital (UK)	62.0	5.0	Preferred bidder	30	April 2033
Brescia Hospital (Italy)	35.0		Preferred bidder	22	June 2024
Manchester (UK)	743.0	60.0	Preferred bidder	35	Dec 2037
Havering (UK)	433.0	46.0	Preferred bidder	33	Sept 2035
Education					
Newcastle Schools (UK)	109.0	39.0	Under construction	27	March 2029
Lincoln Schools (UK)	44.0	15.0	Under construction	29	Sept 2030
Lilian Baylis Schools (UK)	30.0	11.0	Preferred bidder	27	June 2029
Cork Maritime Schools (Ireland)	91.0	13.0	Preferred bidder	27	Dec 2028
Other					
Treasury 1 (UK)	267.0	56.0	Under construction	37	Aug 2037
Treasury 2 (UK)	285.0	72.0	Preferred bidder	35	Aug 2037
	2,590.0	**467.0**			

A key issue in the PFI market in the UK is the high cost associated with bidding for new projects due to the requirement for detailed design to be submitted as part of the bidding process. No costs associated with the bidding process are capitalised on Lend Lease's balance sheet at 30 June 2002 unless Lend Lease or its consortium had been declared preferred bidder and are therefore in sole negotiation on the project. A total of A$25.6 million of capitalised costs was carried on the balance sheet as at June 2002 in relation to the projects where Lend Lease is the preferred bidder.

RES is committed to further investment in the PFI market and is currently actively bidding for further projects in the health, education and military sectors.

In future, in line with RES' revised management structure, PFI projects will be reported as part of Integrated Development businesses. Further details are provided on Page 15.

ACTUS LEND LEASE

The main focus of Actus Lend Lease is the privatised military housing program for all branches of the US military. Actus Lend Lease has secured the contract with the US Army in relation to the privatisation of Fort Hood, which includes the rehabilitation and reconstruction of approximately 1,000 new homes and the management of 5,900 homes. Total capital expenditure by the US Army on Fort Hood is expected to exceed US$250.0 million and includes a 50 year management contract.

In May 2002, Actus Lend Lease was named preferred bidder on the Beaufort Paris Island project, a joint Navy and Marine base in South Carolina which includes the privatisation of the military ownership of 1,500 homes and construction of a number of new homes. The base has an estimated capital spend of US$125 million and includes a 50 year management contract. Lend Lease Actus expects to reach financial close on this project during the 2003 financial year.

Actus Lend Lease is currently bidding for a number of other military bases.

In future, in line with RES' revised management structure, Actus Lend Lease projects will be reported as part of Integrated Development businesses. Further details are provided on Page 15.

WORKING CAPITAL AND FINANCE

BLL is a significant generator of cash for Lend Lease. The amount of cash attributable to BLL at June 2002 was A$836.1 million, compared to A$690.7 million at June 2001, an increase of A$145.4 million.

	Asia Pacific A$m	Americas A$m	Europe A$m	June 2002 A$m	June 2001 A$m
Cash at Bank	227.5	78.9	288.2	594.6	464.5
Cash lent to other Lend Lease companies	28.5	213.0		241.5	226.2
Total Cash	**256.0**	**291.9**	**288.2**	**836.1**	**690.7**

BOVIS LEND LEASE continued

WORKING CAPITAL AND FINANCE continued

The level of cash/working capital is subject to the construction activity on individual projects and therefore can vary throughout the financial year. As a result of the significant cash balance BLL had interest income of A$14.5 million after tax, which is included in the Group Treasury results.

The following table summarises the profit after tax by region after adjusting for the benefits of the positive working capital balances to reflect the full contribution to Lend Lease profit by BLL.

ADJUSTED PROFIT AFTER TAX

	Segment Profit After Tax June 2002 A$m	Add: Interest After Tax June 2002 A$m	Adjusted Profit After Tax June 2002 A$m
Asia Pacific	34.0	4.2	38.2
Americas	58.0	3.1	61.1
Europe	50.7	5.9	56.6
Global Markets	(4.5)	0.7	(3.8)
Global Management and Other Costs	(18.8)	0.6	(18.2)
Total Bovis Lend Lease	**119.4**	**14.5**	**133.9**

PERFORMANCE GUARANTEES

Lend Lease provides performance guarantees to BLL clients in certain circumstances which usually relate to guaranteeing that BLL will complete its obligations under its contracts with those clients. These guarantees have been provided in the ordinary course of business. The Directors do not believe that there is currently any material exposure in relation to these guarantees other than as disclosed in the June 2002 Consolidated Financial Statements.

OUTLOOK

The strong closing Backlog GPM at June 2002 together with the expected lower cost base resulting from the overhead review should enable BLL to achieve further growth in operating profit after tax in the year ending 2003.

BLL DEFINITIONS

Construction Services: this contract is where BLL commits to the delivery of a completed project to the client, in accordance with negotiated time, cost and quality specifications. Typically, BLL will be paid a fixed fee for its services, but may also be entitled to all or a share of any construction cost savings. Conversely, BLL has the risk of any cost overruns. These contracts may involve BLL undertaking some performance risk. Given the increased risk profile of such projects, a higher contract margin is typically negotiated. BLL enters into a number of types of construction services contracts including guaranteed maximum price and lump sum.

Fee Services: this contract is where BLL provides management services on construction projects for clients. Under a standard form of Fee Services contract, BLL has no contractual responsibility for the overall construction of a project. Fees negotiated for this type of contract usually have a lower margin (in respect of the total project value) than those received for Construction Services contracts, reflecting the lower level of risk. BLL enters into a number of types of Fee Services contracts, including consultancy, project management/program management and construction management/management contracting.

Integrated Opportunities: this is where BLL in conjunction with another RES business provides in addition to construction/project management services, one or more of the following services: capital raising; development services; design; and the ongoing management of the asset.

Realised Gross Profit Margin (Realised GPM): represents total project revenue less direct project related costs such as payments to subcontractors and other costs incurred by BLL that are directly attributable to the project. It does not include the allocation of any general (or indirect) overheads. Realised GPM as per the table of Key Financial Results disclosure is based on a percentage of completion realisation.

During project construction it is Lend Lease's policy not to recognise profit on projects until the outcome of the contracts can be reliably determined and they are at least 50% complete, other than to cover overheads. Provisions are made for unrealised profit in arriving at profit before tax, to offset the GPM on projects that are below this limit. Once a project passes its relevant recognition threshold the related unrealised profit provision is released.

BOVIS LEND LEASE continued

BLL DEFINITIONS continued

Backlog Gross Profit Margin (Backlog GPM): represents the expected GPM to be earned for the balance of work to be completed under existing construction contracts (including ongoing facilities management). As construction contracts are progressively completed, Backlog GPM declines. As New Work is secured, Backlog GPM is replenished. Backlog GPM is translated to Australian dollars using a projected average rate taking into account profit and loss hedge contracts.

Despite their long-term nature, only 10 years of Backlog GPM from facilities management contracts is recognised although a number of those contracts extend beyond 25 years.

New Work Secured – Gross Profit Margin (New Work Secured): represents the estimated total project profit margin to be earned by BLL from projects which were secured during a financial period. When a written offer and acceptance occurs, the New Work Secured becomes part of Backlog GPM.

INTEGRATED DEVELOPMENT BUSINESSES

RES actively pursues integrated opportunities providing a range of services to clients including capital raising, project design and development as well as the ongoing management of the assets. The key areas of focus for each region are set out below:

Asia Pacific - Urban Communities through Delfin Lend Lease, and Inner City Residential projects such as Olympic Village/Newington, Jacksons Landing in Sydney and Victoria Harbour in Melbourne.

Americas - RES' principal interest is an integrated project in San Francisco.

Europe - The European business has two large retail developments namely Chapelfield in the UK, which has been conditionally pre-sold, and Tres Aguas in Spain. In addition the European business is pursuing a number of urban regeneration opportunities.

KEY FINANCIAL RESULTS

The financial results for the year ended June 2002, is set out below.

	Operating Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Assets	
	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
Asia Pacific	367.5	537.0	74.6	(14.2)	43.6	(15.2)	485.3	601.5
Americas	0.8	1.3	(13.2)	(7.4)	(7.9)	(4.3)	15.3	15.2
Europe	504.9	334.9	9.3	58.5	1.6	50.4		368.1
Global Management			(5.2)		(3.4)		135.1	
Total	**873.2**	**873.2**	**65.5**	**36.9**	**33.9**	**30.9**	**635.7**	**984.8**

ASIA PACIFIC

REVENUE

Revenue for the financial year ended June 2002 included Urban Community projects of A$157.1 million and Olympic Village/Newington of A$156.3 million. A total of 4,758 lots were sold by Delfin Lend Lease, 422 units were sold at the Olympic Village/Newington.

Revenue for the financial year ended June 2001 principally related to the disposal of Lend Lease's 50% interest in Aurora Place, Sydney for A$242.5 million, Inner City Residential sales of A$246.6 million and sales at Admiralty Industrial Park (AIP) in Singapore of A$38.1 million.

OPERATING PROFIT AFTER TAX

Operating profit after tax for the year ended June 2002 was A$43.6 million compared to a loss of A$15.2 million in the prior financial year. In Australia, Inner City Residential projects, principally Jacksons Landing and Newington, contributed A$21.1 million (2001 A$15.9 million). Urban community projects contributed a further A$21.5 million, which includes profits from Delfin Lend Lease since its acquisition in August 2001.

The loss of A$15.2 million in the year ended June 2001 included an after tax profit of A$19.6 million in relation to the sale of Lend Lease's 50% interest in Aurora Place and A$18.2 million profit after tax from the sale of various developments being offset by a net loss of A$65.0 million after tax in respect of Fox Studios.

The Asian operation contributed an operating profit after tax in the year ended June 2002 of A$1.3 million (2001 A$12.0 million) from the sale of AIP factory units. No other development activity is currently being undertaken in Asia.

INTEGRATED DEVELOPMENT BUSINESSES continued

ASIA PACIFIC continued

OVERVIEW OF BUSINESSES

Delfin Lend Lease

The Urban Communities business of Lend Lease was enhanced by the acquisition of the Delfin Group in August 2001. The Delfin operations were integrated with Lend Lease's existing Urban Communities business. Delfin Lend Lease has 21 projects in the major growth corridors along the Eastern seaboard of Australia as well as in South Australia and the Northern Territory. Delfin Lend Lease has a portfolio of approximately 42,900 residential lots that can be developed over the next 15-20 years. While the ultimate level of profits is dependent on market demand at the time the developments are sold, the large portfolio of lots provides a degree of certainty to future earnings. Delfin Lend Lease is the market leader in Australia for the creation (the master plan, design and construction) of Urban Communities.

The Urban Communities business is focussed on the creation of large scale urban centres through community building and development. The emphasis is on sustainable social, environmental and economic solutions through planning, urban design and infrastructure provision. Generally, BLL is not involved in construction of dwellings for the projects. The developments are usually carried out in partnership with a landowner and the payments for land are linked to the proceeds from the sale of land lots. This achieves a lower risk profile as the development and resulting cash flows can be phased according to market conditions.

The following table summarises the Delfin Lend Lease projects. The significant year-on-year increase reflects the acquisition of Delfin in August 2001.

	June 2002	June 2001
Number of projects	21	6
Number of lots sold in the year	4,758	624
Sales Backlog (number of lots)	42,900	15,600

Inner City Residential

Real Estate Solutions has three large development projects, two in Sydney and one in Melbourne. The two established projects, Jacksons Landing and Olympic Village/Newington, are principally residential developments but also include commercial, industrial and retail precincts.

The development at Victoria Harbour in Melbourne is a waterfront regeneration project. In accordance with the strategy of leveraging capital and skills, the project is structured on a land management arrangement over 20 years. The project will include residential, commercial and retail precincts. The first development on the site, a 56,000 square metre commercial development has been pre-let to National Australia Bank and pre-sold to General Property Trust, a trust managed by Lend Lease Real Estate Investments.

The Inner City Residential business has a backlog of approximately 3,800 units.

A brief summary of the key projects is given below.

Project	Current Status	Investment/ Inventory as at 30 June 2002 A$m	Expected Profit Emergence
Olympic Village/Newington, Sydney	▪ Total development of 2,014 residential units and 2 industrial/retail precincts. ▪ All industrial/retail precincts have been completed and sold. ▪ A total of 422 residential and 2 industrial/retail precincts were sold in the year. ▪ The project is 62% sold to date. ▪ There were 41 completed residential units available for sale as at June 2002. ▪ There is the capacity to develop a further 765 units on the site.	8.0	Precinct 2, 4 & 5 now all complete and sold and profits recognised. Precinct 1 & 3 up to 2005.
Jacksons Landing, Sydney	▪ Total development of 1,341 residential units and commercial/retail precincts. ▪ 2 residential towers are currently being completed and are approximately 90% sold. ▪ 176 units sold in the year. ▪ Market release of new tower at Distillery Hill in July 2002. ▪ There is the capacity to develop a further 672 units on the site.	86.0	Staged development up to 2007.

INTEGRATED DEVELOPMENT BUSINESSES continued

ASIA PACIFIC continued

OVERVIEW OF BUSINESSES continued

Inner City Residential continued

Project	Current Status	Investment/ Inventory as at 30 June 2002 A$m	Expected Profit Emergence
Victoria Harbour, Sydney	▫ Land management arrangement with Docklands Authority. ▫ First development a 56,000 square metre commercial building pre-let to National Australia Bank. ▫ Project is of a staged nature that can be contracted or expanded in line with prevailing market conditions.	11.5	Staged development over the next 20 years.
St Patricks, Sydney	▫ Staged development with the Catholic Church. ▫ First precinct of 8 houses, 10 apartments and 3 land lots launched in the financial year.	14.3	Staged development over the next 5 years.

Other Projects

Real Estate Solutions has an interest in three other development-led projects. All these projects, with the exception of Hickson Road, Sydney are legacy projects. Hickson Road is to be the new head office for Lend Lease and has been pre-sold to Deutsche Office Trust.

Project	Current Status	Investment/ Inventory as at 30 June 2002 A$m	Expected Profit Emergence
Fox Studios, Sydney	▫ The Backlot has been closed and the studio operations acquired by Fox Studios Operations Pty Ltd (a related entity of News Corporation Limited). ▫ Carrying cost represents 50% interest in the retail and public precincts.	4.7	Over the next 2 to 3 years.
Darling Park III, Sydney	▫ Vacant land, future development dependent on market conditions.	15.0	No current plans.
Hickson Road, Sydney	▫ Due to be completed in December 2003. ▫ Pre-sold to Deutsche Office Trust.	10.5	Over the next 2 years.

EUROPE

REVENUE

Revenue in the year ended June 2002 principally related to the sale of 98% of Touchwood, Solihull to the Lend Lease Retail Partnership for A$481.9 million and additional proceeds from the sale of the interest in Overgate, Dundee of A$13.1 million resulting from additional space being let during the financial year.

Revenue for the year ended June 2001 was largely attributable to the sale of 10% of Bluewater, Kent (A$272.5 million), revenue recognised from the sale of Overgate, Dundee (A$25.5 million) due to additional space being let, proceeds from the sale of Whitecliff Properties (A$19.2 million) and development fees of A$8.5 million.

OPERATING PROFIT AFTER TAX

The operating profit after tax for the year ended June 2002 of A$1.6 million included the profit on the sale of Touchwood, Solihull of A$24.1 million offset by overheads and the cost of pursuing new projects. The profit on the sale of Solihull represented the profit on the development calculated by reference to the level of rentals achieved.

The profit after tax of A$50.4 million for the year ended June 2001 mainly related to the sale of 10% of the Bluewater inventory which realised a A$46.0 million profit after tax. Lend Lease retains a 30% direct ownership in Bluewater. The net operating income relating to this asset is reported in REI.

INTEGRATED DEVELOPMENT BUSINESSES continued

EUROPE continued

OVERVIEW OF BUSINESSES

Urban Regeneration via the Land Management model

The European business is pursuing a number of urban regeneration opportunities. RES recently concluded a deal, in joint venture with Quintain Estates and English Partnerships, to regenerate approximately 190 acres of land at Greenwich Peninsula, East London including the Millennium Dome. The outline master plan proposes a total development of around 1.3 million square metres, comprising an arena, approximately 7,000 new homes, 0.3 million square metres of office accommodation, shops, restaurants, open spaces and leisure facilities. The deal is in accordance with Lend Lease's strategy of leveraging capital and under the terms of the agreement RES is able to manage the drawdown of land to coincide with demand. The deal was signed in May 2002 and the first profit is expected to be recognised in 2005.

Retail and Other Projects

Lend Lease's ongoing development activities are structured to have a low risk profile by increasingly operating on a fee for work basis with incentive fees linked to increases in asset value. Going forward, Lend Lease may use its own capital to secure sites, however, development will only commence when an exit strategy is supported via pre-commitments from investors and the project is significantly pre-let. A summary of the key developments is set out below:

Project	Current Status/Risks	Investment/ Inventory 30 June 2002 A$m	Expected Profit Emergence
Tres Aguas / Carlos III Madrid	▪ Centre is expected to open in September 2002. ▪ Currently let 79% of space and 85% by value.	24.9	2002/03
Chapelfield, Norwich	▪ Conditionally forward sold to Capital Shopping Centres plc. ▪ Capital Shopping Centres will contribute a proportion of funding on commencement of the development. ▪ A second payment will be made following practical completion, subject to the Centre being 70% let. ▪ The Centre is currently 25% pre-let by value and 45% by space.	76.0	2005/06
Shell Centre, London	▪ Joint venture with Shell to develop a 22,000 square metre commercial tower with associated retail and leisure on the Southbank, London. ▪ Planning application submitted. ▪ Commitment to commence construction contingent on achieving acceptable pre-leasing and pre-sale.	12.2	2004/05
Bluewater Valley, Kent	▪ Early stages of Development. Land is adjacent to Bluewater and is currently awaiting planning permission.	13.2	Subject to development plan.

AMERICAS

REVENUE

There was no significant other revenue in the Americas.

OPERATING PROFIT AFTER TAX

The operating loss after tax of A$7.9 million in the year ended 30 June 2002 (2001 A$4.3 million) related to overheads and the cost of pursuing project opportunities, including the San Francisco Piers project.

OVERVIEW OF BUSINESSES

The main development project in North America is The Piers on the waterfront in San Francisco. Lend Lease holds a 53% interest in the San Francisco Cruise Terminal Company. The venture has an exclusive right to negotiate with the Port of San Francisco to develop Piers 30-32. The project has now been granted outline approval, which will enable Lend Lease to proceed with the residential development. The development will, however, only proceed subject to market conditions, leasing pre-commitments and a clear exit strategy.

CHANGE IN BASIS OF REPORTING TO BE IMPLEMENTED IN THE YEAR ENDING 30 JUNE 2003

In all regions, the BLL and Property Development businesses were brought together under RES management in late 2001 calendar year. The formation of RES enabled BLL to focus on its core activities of project and construction management. RES will separately manage all other activities such as Actus Lend Lease, PFIs and Inner City Residential projects. As a result of this reorganisation, Actus Lend Lease in the US and PFI projects in the UK, which are reported within BLL in the current MD&A, will in future be reported as part of Integrated Development Businesses. In order to enable the year-on-year comparison of results all financials have been reported in the MD&A on a consistent basis to the prior financial period. The impact of this change on the operating profit after tax for the year ending June 2002, had it been adopted in the current MD&A, is set out below.

Operating Profit after Tax	Current basis of reporting June 2002 A$m	Future basis of reporting June 2002 A$m	Movement A$m
BLL			
Asia Pacific	34.0	31.8	(2.2)[1]
Americas	58.0	54.6	(3.4)[2]
Europe	50.7	49.6	(1.1)[3]
Global Markets	(4.5)	(4.5)	
Global Management	(18.8)	(18.8)	
	119.4	**112.7**	(6.7)
Integrated Development Businesses			
Asia Pacific	43.6	45.8	2.2[1]
Americas	(7.9)	(4.5)	3.4[2]
Europe	1.6	2.7	1.1[3]
Global Management	(3.4)	(3.4)	
	33.9	**40.6**	6.7
Total RES	**153.3**	**153.3**	-

(1) Movement relates to the transfer of the sale of BLL's interest in Da Chang.
(2) Movement relates to the transfer of Actus from BLL to Integrated Development businesses.
(3) Movement relates to the transfer of income (excluding construction margin) net of bid costs for PFI projects from BLL to Integrated Development businesses.

REAL ESTATE INVESTMENTS (REI)*

The principal activities of this business segment are management of real estate investment funds, (which may be partnerships, trusts or other entities) and separate accounts on behalf of clients (including acquiring, managing and disposing of investments and in some cases, includes co-investment in funds or real estate assets), portfolio management, originating and servicing of commercial mortgages and mezzanine loans, resolution of sub-performing and non-performing commercial mortgages, the leasing, management and redevelopment of shopping centres and acting as financial advisor and arranger of project finance and related services.

KEY FINANCIAL RESULTS

	Operating Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Assets	
	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
REI								
North America	718.1	711.0	107.1	115.3	84.9	89.9	2,728.2	2,693.2
Australia & Pacific	112.1	88.7	40.5	30.6	30.6	19.3	156.8	158.3
Asia	54.1	41.9	(4.9)	(11.6)	(6.6)	(10.2)	264.0	192.7
Europe	135.4	95.7	49.7	28.4	31.9	17.9	709.8	769.2
Total Operating	**1,019.7**	**937.3**	**192.4**	**162.7**	**140.8**	**116.9**	**3,858.8**	**3,813.4**
US REI Restructure costs				(51.7)		(30.3)		
Total REI	**1,019.7**	**937.3**	**192.4**	**111.0**	**140.8**	**86.6**	**3,858.8**	**3,813.4**
% of Total Group	8.2	8.2	49.2	46.2	62.2	57.2	44.9	42.1
% period movement	8.8	35.8	73.3	(49.1)	62.6	(36.9)	1.2	22.4

Global REI profit after tax increased 62% to A$140.8 million for the year ended June 2002 compared to A$86.6 million for June 2001. Excluding the impact of US REI Restructure costs in 2001, Global REI profit after tax increased 20% to A$140.8 million for the year ended June 2002 compared to A$116.9 million for June 2001.

An analysis of the Global REI Assets Under Management, Assets Under Resolution, Loans Under Servicing and regional results follows.

GLOBAL ASSETS UNDER MANAGEMENT (AUM)

Global AUM decreased 6.5% to A$86.1 billion at June 2002. Excluding the impact of currency changes, Global AUM at June 2002 increased 1.1% compared to June 2001 (A$93.1 billion at June 2002 as compared to A$92.1 billion at June 2001).

		Year ended June 2002					June 2001
		North America US$b	Aust & Pacific A$b	Asia US$b	Europe £b	Total A$b	Total A$b
AUM at beginning of financial year		38.8 [1]	11.0	0.8	1.8	92.1	71.1
Additions		4.4	1.8	0.2	0.3	11.5	13.6
Reductions		(4.3)	(1.2)		(0.1)	(9.7)	(5.5)
Net revaluations		(0.5)	0.2			(0.8)	3.7
Exchange (loss)/gain [2]						(7.0)	9.2
AUM at end of financial year		**38.4**	**11.8**	**1.0**	**2.0**	**86.1**	**92.1** [1]
Period movement in AUM	%	**(1.0%)**	**7.3%**	**25.0%**	**11.1%**	**(6.5%)**	**29.5%**
AUM at end of financial year	A$b	**73.9**	**11.8**	**1.9**	**5.5**	**93.1**	**82.9**
Exchange (loss)/ gain [2]		(6.5)		(0.1)	(0.4)	(7.0)	9.2
AUM at end of financial year	A$b	**67.4**	**11.8**	**1.8**	**5.1**	**86.1**	**92.1**
Period movement in AUM (excluding currency changes)	A$b					**1.1%**	**16.6%**

(1) North America AUM at June 2001 has been positively restated by A$5.4 billion (US$2.8 billion) as set out in the US REI regional analysis following.

(2) Exchange (loss)/gain arises from movements exchange rates for translation of local currency AUM between June 2002 and June 2001.

The US REI AUM of A$67.4 billion represents approximately 78% of the total Global REI AUM.

Further details of AUM are outlined in the regional analysis following.

* Definitions in respect of the terms used in this section are included on page 17.

GLOBAL ASSETS UNDER RESOLUTION (AUR)

Global AUR increased 9.9% to A$14.4 billion at June 2002. Excluding the impact of currency changes, Global AUR at June 2002 increased 19.8% compared to June 2001 (A$15.7 billion at June 2002 as compared to $13.1 billion at June 2001).

		Year ended June 2002 Nth America US$b	Asia US$b	Total A$b	June 2001 Total A$b
AUR at beginning of financial year (1)		1.0	5.8	13.1	10.7
Additions		0.5	2.3	5.3	6.0
Reductions		(0.6)	(0.9)	(2.9)	(2.3)
Net revaluations/other			0.1	0.2	(2.9)
Exchange (loss)/gain (2)				(1.3)	1.6
AUR at end of financial year		0.9	7.3	14.4	13.1
Period movement in AUR	%	(10.0%)	25.9%	9.9%	22.4%
AUR at end of financial year	A$b	1.7	14.0	15.7	11.5
Exchange (loss)/gain (2)		(0.1)	(1.2)	(1.3)	1.6
AUR at end of financial year	A$b	1.6	12.8	14.4	13.1
Period movement in AUR (excluding currency changes)	%			19.8%	7.5%

(1) AUR at June 2001 has been reduced by A$0.4 billion (US$0.2 billion) to restate Lend Lease's 50% ownership interests in the Mexican asset management vehicle that was restructured during the financial year.

(2) Exchange (loss)/gain arises from movements exchange rates for translation of local currency AUM between June 2002 and June 2001.

Further details of AUR are outlined in the regional analysis following.

GLOBAL LOANS UNDER SERVICING (LUS)

Global LUS increased 27.0% to A$122.3 billion at June 2002. Excluding the impact of currency changes, Global LUS at June 2002 increased 39.1% compared to June 2001 (A$134.0 billion at June 2002 as compared to A$96.3 billion at June 2001).

		June 2002 Nth America US$b	June 2001 Nth America US$b
LUS at beginning of financial year		50.1	49.6
Additions		25.7	5.9
Loan run-offs		(6.1)	(5.3)
Other			(0.1)
LUS at end of financial year		69.7	50.1
Period movement in LUS	%	39.1%	1.0%
LUS at end of financial year	A$b	134.0	83.6
Exchange (loss)/gain (1)		(11.7)	12.7
LUS at end of financial year	A$b	122.3	96.3
Period movement in LUS – including currency changes	%	27.0%	16.4%
Period movement in LUS – excluding currency changes	%	39.1%	1.0%

(1) Exchange (loss)/gain arises from movements exchange rates for translation of local currency AUM between June 2002 and June 2001.

Further details of LUS are outlined in the regional analysis following.

REI DEFINITIONS

Assets Under Management (AUM) – Equity: represents the gross market value of real estate assets managed in an advisory capacity on behalf of investors.

Assets Under Management (AUM) – Commercial Credit: represents the outstanding principal balance of commercial mortgage loans and mortgage backed securities where mortgage loans are actively managed in an advisory capacity on behalf of investors.

Assets Under Resolution (AUR): AUR represents the outstanding principal balance (legal loan balance) of non-performing and sub-performing loans that are being resolved and the investment balance of foreclosed real estate administered on behalf of investors. AUR consists of delinquent loans in CMBS pools (Special Serviced loans) and non-performing and sub-performing loans acquired by investors. Non-performing portfolios are typically purchased at a significant discount to the legal loan balances.

Loans Under Servicing (LUS): represents the legal balances of mortgage loans that are serviced on behalf of investors.

GLOBAL FUNDS INVESTMENT PERFORMANCE

Detailed below are the latest available returns for certain REI funds compared to appropriate benchmarks, where applicable. Specific separate account returns are not disclosed due to confidentiality obligations to clients.

Investment	Benchmark Reference	Region	Before fees leveraged returns 1 year	3 years	5 years	Gross Market Value A$b
CORE FUNDS						
Private Equity Composites at June 2002						
Total composite	A	Americas	0.6%	8.0%	10.9%	22.8
Commingled Fund composite	A	Americas	(2.3)%	6.9%	10.3%	10.8
Separate Account composite	A	Americas	2.8%	8.9%	11.3%	12.0
Industry Benchmark at June 2002						
NCREIF Property Index	*A*	*Americas*	*5.6%*	*9.6%*	*11.8%*	
Private Equity Flagship Funds at June 2002						
Prime Property Fund	C	Americas	(0.3)%	7.7%	11.3%	5.0
LL Rosen Total Return Strategy Composite	D	Americas	16.7%	16.2%	10.7%	2.1
Australian Prime Property Fund – Retail	E	Australia	10.7%	10.9%	9.4%	1.1
Australian Prime Property Fund – Commercial	E	Australia	8.1%	8.6%	8.9%	0.3
Australian Prime Property Fund – Industrial	E	Australia	11.4%	11.4%	11.6%	0.2
Real Estate Securities	F	Australia	15.9%	14.4%	11.4%	2.2
Lend Lease Retail Partnership (Dec 01)	G	Europe	9.1%	N/A	N/A	1.4
Lend Lease Overgate Partnership (Dec 01)	G	Europe	1.2%	N/A	N/A	0.3
Industry Benchmark at June 2002						
NCREIF Property Index	*C*	*Americas*	*5.6%*	*9.6%*	*11.8%*	
Wilshire REIT Index	*D*	*Americas*	*16.0%*	*15.3%*	*8.8%*	
Mercers Diversified Property Fund Index	*E*	*Australia*	*9.8%*	*10.4%*	*10.1%*	
S&P/ASX 200 Property Accumulation Index	*F*	*Australia*	*14.9%*	*13.5%*	*10.9%*	
Investment Property Database (Dec 01)	*G*	*Europe*	*5.1%*	*N/A*	*N/A*	
Public Equity Flagship Funds at June 2002						
General Property Trust	B	Australia	8.6%	12.5%	8.6%	6.6
LL US Office Trust	B	Australia	27.7%	N/A	N/A	1.1
Industry Benchmark at June 2002						
ASX LPT Property Accumulation Index	*B*	*Australia*	*15.5%*	*13.9%*	*11.1%*	
Private Debt Flagship Funds at March 2002						
Core Mortgage Fund I	H	Americas	7.8%	7.8%	8.9%	0.2
Industry Benchmark at March 2002						
Giliberto-Levy (Loss adjusted)	*H*	*Americas*	*5.1%*	*7.8%*	*8.5%*	

FLAGSHIP FUNDS – ENHANCED & OPPORTUNISTIC

The return profile for enhanced and opportunistic investment vehicles differs from that of core funds. They tend to have greater focus on capital growth at the expense of income yield. Enhanced and opportunistic funds are generally fixed life vehicles.

Enhanced and opportunistic funds target total return over the life of the fund with each having its own particular target rate of return set at the commencement of the fund. Benchmarks are therefore not normally applied to enhanced and opportunistic funds. Fund strategies are aligned to achieving target returns over the life of the fund. These strategies include, an investment phase, development activity and property and portfolio repositioning which can result in a substantial portion of a funds assets not being revalued for a period of time. Accordingly, interim fund returns are not provided.

The following table sets out the performance of the enhanced and opportunistic funds that have been liquidated during the year ended 30 June 2002.

Investment	Region	Total Target Return [1]	Total Return Achieved [1]
Arch Street I	Americas	17.5%	25.5%

(1) Returns are before fees except where noted otherwise.

CO-INVESTMENTS

Lend Lease co-invests in funds alongside clients, where appropriate. Such investments are often, in effect, seed capital to establish a fund. The majority of funds in which Lend Lease co-invests are closed-ended funds that are weighted towards capital growth rather than income generation. As Australian Accounting Standards prohibit recording unrealised capital gains as profit, Lend Lease's total return on the investment (including incentive fees, if any) is generally only earned on liquidation of the funds. Until liquidation, Lend Lease receives it's share of the net operating income when distributed by each fund.

The following table summarises the co-investments at June 2002, as well as future commitments to co-investments.

Investment	Region	Investment June 2002 A$m	Future Commitments A$m	Total Commitments A$m	Indicative Fund Liquidation
Core					
Australian Prime Property Fund	Australia	48.8		48.8	Open ended
Lend Lease Retail Partnership	Europe	61.5	2.6	64.1	2007
Lend Lease Overgate Partnership	Europe	32.3		32.3	2008
Lend Lease Real Estate Securities Fund	Americas	22.5		22.5	Open ended
Enhanced					
Asia Pacific Investment Company I & II	Asia	87.7		87.7	2004 & 2009
Real Estate Partners I	Australia	1.8	2.7	4.5	2005
Value Enhancement Fund III	Americas	23.5		23.5	2005
Value Enhancement Fund IV	Americas	26.2		26.2	2007
Value Enhancement Fund V	Americas	32.0	13.2	45.2	2008
Yarmouth Capital Partners Limited Partnership II	Americas	83.4		83.4	2003
Tactical Office Partnership	Americas	-	17.5	17.5	2006
Mezzanine Debt Co-investment	Americas	3.3	31.1	34.4	Various
Debt Management Fund Portfolios	Americas	14.9	-	14.9	Various
Multi-Family Co-investments	Americas	27.5	23.7	51.2	Various
Asset Management Co-investments	Americas	23.0	-	23.0	
Other	Americas	28.5	22.9	51.4	Various
Opportunistic					
Lend Lease Global Properties Fund SICAF	Global	83.4	92.0	175.4	2009
Lend Lease International Distressed Debt Fund	Asia	65.5	109.9	175.4	2008
Total		**665.8**	**315.6**	**981.4**	

FUND INCENTIVE FEES

Detailed below is the basis on which incentive fees are earned for certain key funds.

The actual incentive fees earned could be materially different, as they will depend on investment performance, the state of real estate markets, amounts of capital invested, timing of liquidation of funds and a number of other factors. Incentive fees are also earned on some separate accounts but are not disclosed below due to confidentiality.

Fund	Currency	Fund Equity Invested at June 2002 millions	Expected Maximum Fund Equity millions	Gross AUM at June 2002 millions	Expected Maximum Gross AUM millions	Indicative Realisation of Incentive Fees
Core						
Lend Lease Retail Partnership	£	485.9	485.9	535.7	541.4	Annually from 2002
Lend Lease Overgate Partnership	£	131.1	131.1	126.9	126.9	Annually from 2004
Enhanced						
Arch Street II	US$	43.8	50.0	140.9	150.0	2006
Arch Street III	US$	22.2	50.0	61.5	150.0	2007
Arch Street IV	US$		100.0		300.0	2010
Value Enhancement Fund II	US$	126.7	186.5	364.7	464.5	2004
Value Enhancement Fund III	US$	357.5	450.0	1,041.9	1,090.0	2005
Value Enhancement Fund IV	US$	405.4	407.4	699.3	788.4	2007
Value Enhancement Fund V	US$	102.5	263.5	201.4	900.0	2008
Opportunistic						
Lend Lease Global Fund	US$	251.6	590.0	506.0	1,475.0	2006 to 2009
Lend Lease International Distressed Debt Fund	US$	111.2	349.5	146.1	450.0	2008

FUND INCENTIVE FEES continued

Private Equity Funds	Basis of Calculation
Lend Lease Retail Partnership	Performance fee is based upon a three year rolling average outperformance of the UK direct property benchmark (IPD) for shopping centres. The performance of the fund's properties must be 110% of the IPD benchmark before any performance fee is payable. For each 1.0% of outperformance a fee of 0.15% of assets under management is payable. This is capped at 0.50% for any one year. The fees are payable annually and after December 2001 at least half of the performance fee can be taken as cash, with the remainder taken as an additional interest in the Partnership.
Lend Lease Overgate Partnership	Performance fee is based on a three year rolling average out-performance of the UK direct property market benchmark (IPD) for shopping centres. The fund's property must exceed the IPD benchmark before any performance fee is payable. For each 1% of outperformance a fee of 0.15% of assets under management is payable, capped at 0.50% for any one year. The first fee is payable in December 2003, then annually and are payable in cash.
Arch Street I, II, III & IV	Once an IRR of 12% pa is achieved, the Fund will make distributions to investors and the advisor on an 80-20 basis until an IRR of 15% pa is achieved and on a 75-25 basis thereafter.
Value Enhancement Fund II & III	▪ 5% of that portion of "Cumulative Distributions" (CD) that exceed an annualised 4% return above the "Avg Annual CPI" (AACPI) up to but not including an annualised 6% return above the AACPI. ▪ PLUS 7.5% of that portion of any CD that exceed an annualised 6% return above the AACPI up to but not including an annualised 8% return above the AACPI. ▪ PLUS 15% of that portion of any CD that equals or exceeds an annualised 8% return above the AACPI.
Value Enhancement Fund IV & V	Once a return of capital plus 10% pa simple is achieved, the Fund will make distributions to investors and the manager on a 50-50 basis until the manager receives an amount equal to 20% of the total return. Distributions are then made on an 80-20 basis.
Lend Lease Global Fund	▪ Incentive Fees - The advisor shares in the simple cumulative net fund returns above 12.0%. The advisor participates in 25% of the excess returns up to 30%, and thereafter, the advisor is entitled to 22.5% of the excess returns. Incentive fees are payable at a rate of 50% as returns on investments are realised with the balance payable on final liquidation of the fund based on final fund returns. Previous payments are subject to a clawback, if in excess of final determined amounts. ▪ Options - The advisor has been granted options totalling 7.5% of the issued capital of the Global Fund. Options will vest as capital is called from investors (pro-rata) and will be exercisable on final liquidation of the fund.
Lend Lease International Distressed Debt Fund	Once a return of capital plus 10% pa simple is achieved, the Fund will make distributions to investors and the advisor on a 20-80 basis until the advisor receives an amount equal to 20% of the total return. Distributions are then made on an 80-20 basis.

NORTH AMERICA

The REI North America business consists broadly of real estate equity investment management, real estate associated debt services and certain related real estate activities.

REAL ESTATE EQUITY

The real estate equity investment management businesses engage in the raising of investor capital, the acquisition/disposition of real estate assets and the investment/asset management of real estate assets for clients.

INVESTMENT MANAGEMENT – EQUITY provides services for investors in real estate equity. There are three main categories of real estate assets under management.

Financial Institutions maintain separate accounts with Lend Lease. The Equitable General Account is the primary client.

Commingled Funds are multi-investor funds and include the Prime Property Fund (PPF), Value Enhancement Fund (VEF) series, Arch Street (multi-family) series, and other smaller funds.

Separate Accounts represent individual direct investment holdings by domestic pension funds, foundations and endowments, family offices and foreign institutions.

HOUSING AND COMMUNITY INVESTING (HCI) acquires, syndicates and manages multi-family investment funds and separate accounts which primarily provide income tax benefits to investors resulting from their investment in affordable multi-family housing (tax credit-supported) products.

REAL ESTATE DEBT

COMMERCIAL CREDIT provides services for investors in real estate debt. There are four main business segments within Commercial Credit:

- **The Fixed Income Group** originates and manages commercial mortgage loans, mezzanine loans and invests in Commercial Mortgage Backed Securities (CMBS) on behalf of clients. The Fixed Income Group includes the businesses of Lend Lease Mortgage Capital (LLMC), the Debt Advisory Group, Program Lending and Structured Finance. Primary clients of The Fixed Income Group include Fannie Mae, Freddie Mac, Teachers Insurance and Annuity Association (TIAA) and The Equitable General Account. In addition, Lend Lease is a sponsor of several funds that originate and manage commercial mortgage loans and mezzanine loans, and is a partner in a joint venture that advises clients on investments in CMBS.
- **Lend Lease Agri-Business** originates, manages and services agricultural mortgage loans for The Equitable General Account, Farmer Mac and Farm Credit Services.
- **Lend Lease Asset Management** provides special servicing for CMBS and acquires, manages and resolves non-performing and sub-performing loan portfolios for institutional investors, banks, insurance companies and private investors. This business currently operates in the US and Mexico.
- **CapMark Services (CapMark)** services commercial mortgage loans originated from external sources including CMBS issuers and owners of whole loan portfolios as well as commercial mortgages originated internally by the other Commercial Credit businesses and Holliday Fenoglio Fowler (HFF).

The services provided by the four main business segments is summarised as follows;

	Origination of Mortgage Loans	Manage Lender/ Investor Capital	Asset Management of Mortgage Loans	Mortgage Loan Servicing (1)	Resolution of Non/Sub-Performing Loans
Commercial Credit					
Fixed Income Group	✓	✓	✓	✓	✓
Lend Lease Agri-Business	✓	✓	✓	✓	✓
Lend Lease Asset Management		✓	✓		✓
CapMark Services			✓	✓	

(1) The servicing function for The Fixed Income Group loans is largely performed by CapMark.

HOLLIDAY FENOGLIO FOWLER (HFF) provides financial brokerage services for commercial real estate owners, including sales of properties and the arrangement of first-lien mortgages and mezzanine capital.

NORTH AMERICA continued

ANALYSIS OF RESULT

	Year ended June 2002						Year ended June 2001					
	Investmnt Mgt –Equity US$m	HCI US$m	Commercial Credit US$m	HFF US$m	Total US$m	Total A$m	Investmnt Mgt –Equity US$m	HCI US$m	Commercial Credit US$m	HFF US$m	Total US$m	Total A$m
Annuity fees												
Asset management/Advisory fees	75.7	11.0	11.1		97.8	188.1	84.1	13.6	16.1		113.8	212.7
Property management fees	2.6				2.6	5.0	10.9				10.9	20.4
Mortgage servicing revenue			64.9	5.2	70.1	134.8			73.3	5.2	78.5	146.7
Total annuity fees	**78.3**	**11.0**	**76.0**	**5.2**	**170.5**	**327.9**	**95.0**	**13.6**	**89.4**	**5.2**	**203.2**	**379.8**
Transaction fees												
Acquisition fees	6.6	23.7			30.3	58.3	9.5	16.0			25.5	47.8
Disposition fees	19.2	2.4	0.3		21.9	42.1	9.9	0.5	1.0		11.4	21.1
Origination fees			20.7	67.8	88.5	170.2			17.6	73.4	91.0	170.2
Incentive fees	7.6	1.3	0.7		9.6	18.5	3.5	3.7	0.5		7.7	14.4
Financing/Consulting fees	7.4	1.0			8.4	16.1	7.2	1.0			8.2	15.3
Other fees and income	3.9	3.9	5.8		13.6	26.1	3.0	2.2	2.2		7.4	13.8
Total transaction fees	**44.7**	**32.3**	**27.5**	**67.8**	**172.3**	**331.3**	**33.1**	**23.4**	**21.3**	**73.4**	**151.2**	**282.6**
Total operational revenue	**123.0**	**43.3**	**103.5**	**73.0**	**342.8**	**659.2**	**128.1**	**37.0**	**110.7**	**78.6**	**354.4**	**662.4**
Investment income	15.2		4.0		19.2	37.0	20.9		3.3		24.2	45.2
Equity accounted profits	3.1		1.8		4.9	9.4	1.6		1.4		3.0	5.6
Gain on sale of investments	2.4				2.4	4.6	1.7				1.7	3.2
Total income before expenses	**143.7**	**43.3**	**109.3**	**73.0**	**369.3**	**710.2**	**152.3**	**37.0**	**115.4**	**78.6**	**383.3**	**716.4**
Direct business expenses					(276.0)	(530.8)					(291.8)	(545.4)
Enterprise amortisation					(7.5)	(14.4)						
REI corporate overheads					(17.5)	(33.7)					(17.8)	(33.3)
Profit before tax and restructure costs					**68.3**	**131.3**					**73.7**	**137.7**
Gain/(loss) on fx hedge						(24.2)						(21.6)
Hedged profit before tax and restructure costs					**68.3**	**107.1**					**73.7**	**116.1**
Income tax expense[(1)]					(13.6)	(21.4)					(16.8)	(24.6)
Profit after tax and before restructure costs					**54.7**	**85.7**					**56.9**	**91.5**
Restructure costs after tax											(16.9)	(30.3)
Profit after tax before minorities					**54.7**	**85.7**					**40.0**	**61.2**
Minority interests					(0.5)	(0.8)					(0.9)	(1.6)
Net profit after tax					**54.2**	**84.9**					**39.1**	**59.6**

(1) Income tax expense in A$m is net of the tax benefit on the foreign exchange hedge loss.

NORTH AMERICA continued

ANALYSIS OF RESULT continued

The above table details the financial result for the year ended June 2002 compared to the year ended June 2001.

The year ended June 2002 has been impacted by the events of September 11 and a general weakening of the US economy. These events have caused significant delays in deal completion and uncertainty within the real estate markets. This uncertainty is expected to somewhat constrain transaction volumes, and consequently revenues, throughout the 2002 calendar year. Managements' attention is focussed on growing the profitability and improving the profit margins of the business.

Profit before tax and restructuring costs decreased US$5.4 million (7%) to US$68.3 million for the year ended June 2002 compared to US$73.7 million for the year ended June 2001.

The decrease in profit before tax and restructuring costs reflected:

- A net US$11.6 million (3%) reduction in total operating revenue to US$342.8 million for the year ended June 2002 compared to US$354.4 million for June 2001. Total annuity fees decreased US$32.7 million (16%) to US$170.5 million, including a US$12.0 million reduction in servicing float interest revenues earned as a result of lower short-term interest rates in the CapMark business during the financial year. This reduction was partially offset by higher net transaction fees of US$21.1 million, primarily due to higher disposition fees earned (US$10.5 million), higher acquisition fees earned (US$4.8 million), principally by HCI, and higher incentive fees earned (US$1.9 million) relative to June 2001.
- Total business expenses decreased US$8.6 million (3%) to US$301.0 million for the year ended June 2002 compared to US$309.6 million for June 2001. Of the US$8.6 million reduction in total business expenses noted above, US$7.2 million related to costs of the property management business that was exited during the financial year. Total business expenses of US$301.0 million for June 2002 included US$7.5 million relating to amortisation expense of capitalised cost of Project Enterprise for the first time in the June 2002 year and US$6.0 million in costs associated with implementing business repositioning initiatives (see Expenses section for further details).

Profit after tax and before restructuring costs and minority interest for the year ended June 2002 decreased US$2.2 million (4%) to US$54.7 million compared to US$56.9 million for the year ended to June 2001.

ASSETS UNDER MANAGEMENT (AUM) SUMMARY

	AUM at June 2001 US$b	Additions US$b	Reductions US$b	Net Revaluation US$b	AUM at June 2002 US$b
Investment Management – Equity	19.6	1.1	(3.1)	(0.5)	17.1
HCI	7.9	1.0	(0.3)		8.6
Commercial Credit	11.3	2.3	(0.9)		12.7
Total AUM	**38.8**	**4.4**	**(4.3)**	**(0.5)**	**38.4**
Period movement in AUM %					**(1.0)%**

AUM decreased US$0.4 billion (1.0%) to US$38.4 billion for the year ended June 2002 compared to US$38.8 billion at June 2001. The decrease was due to a net US$2.5 billion reduction in AUM of Investment Management – Equity, offset by net increases in AUM for Commercial Credit (US$1.4 billion) and HCI (US$0.7 billion).

Certain additions and reclassifications between components of AUM at June 2001 have been made and are incorporated in the AUM table above. The table below reconciles the adjustments to the MD&A for June 2001:

	Published AUM at June 2001 US$b	Additions US$b	Reclass-ifications US$b	Revised AUM at June 2001 US$b
Investment Management – Equity	17.8	0.5	1.3	19.6
HCI	7.9			7.9
Commercial Credit	9.5	2.3	(0.5)	11.3
Public Equity & Debt	0.8		(0.8)	
Total AUM	**36.0**	**2.8**	**-**	**38.8**

Further detailed analysis of the movements in AUM is contained in the business unit sections.

NORTH AMERICA continued

ASSETS UNDER RESOLUTION (AUR) SUMMARY

		AUR at June 2001 US$b(1)	Additions US$b	Reductions US$b	Currency Translations US$b	AUR at June 2002 US$b
Commercial Credit		1.0	0.5	(0.6)		0.9
Period Movement in AUR	%					**(10.0)%**

(1) AUR at June 2001 has been reduced by US$0.2 billion to restate Lend Lease's 50% ownership interests in the Mexican asset management vehicle that was restructured during the financial year.

AUR decreased US$0.1 billion (10%) to US$0.9 billion for the year ended June 2002 compared to US$1.0 billion at June 2001. Additional AUR of US$0.5 billion relates to new portfolios in Mexico and Special Serviced loans in the US and was offset by US$0.6 billion of loans resolved during the financial year.

Further detailed analysis of the movements in AUR is contained in the Commercial Credit section.

LOANS UNDER SERVICING (LUS) SUMMARY

		LUS at June 2001 US$b	Additions US$b	Run Off US$b	LUS at June 2002 US$b
Commercial Credit		48.7	25.5	(6.0)	68.2
HFF		1.4	0.2	(0.1)	1.5
Total LUS		**50.1**	**25.7**	**(6.1)**	**69.7**
Period movement in LUS	%				**39.1%**

LUS increased US$19.6 billion (39%) to US$69.7 billion for the year ended June 2002 compared to US$50.1 billion at June 2001. The increase was principally due to securing a number of Life Company and Securitised servicing contracts during the financial year.

Further detailed analysis of the movements in LUS is contained in the Commercial Credit section.

REVENUES

A detailed discussion of the revenues by each business follows. There are broadly three main types of revenue:

- **Annuity fees** - chiefly earned from managing clients' real estate equity and debt portfolios; the management and servicing of commercial mortgage and the resolution of sub-performing and non-performing loans, and net interest earned on cash float balances held in CapMark.
- **Transaction fees** - earned principally from the acquisition, disposition and financing of clients' real estate equity portfolios and the origination of commercial mortgage loans. Transaction fees also include incentive fees based upon the performance of clients' portfolios in excess of agreed hurdle or benchmark returns and net interest income on the portfolio of agency multi-family loans held for sale.
- **Investment income** - income and capital returns from REI's co-investments in funds, loan assets and direct investment in real estate.

NORTH AMERICA continued

INVESTMENT MANAGEMENT - EQUITY

ANNUITY FEES

Total annuity fees decreased US$16.7 million (18%) to US$78.3 million for the year ended June 2002 compared to June 2001. The reduction was attributable to a decline in asset management/advisory fees (US$8.4 million) and a decline in property management fees (US$8.3 million), as Lend Lease exited the property management business early in the 2002 financial year. Lend Lease continues to hold a 15% interest in the company that acquired the property management business.

Asset Management/Advisory Fees

Asset management/advisory fees decreased US$8.4 million (10%) to US$75.7 million for the year ended June 2002 compared to US$84.1 million at June 2001. The level of AUM is a significant driver of asset management/advisory fees.

	AUM at June 2001 US$b	Additions US$b	Reductions US$b	Net Revaluations US$b	AUM at June 2002 US$b
Investment Management – Equity [1]					
Financial institutions	2.8	0.2	(1.4)	0.1	1.7
Co-mingled funds	7.7	0.2	(1.1)	(0.3)	6.5
Separate accounts	8.3	0.4	(0.5)	(0.3)	7.9
Real Estate securities	0.8	0.3	(0.1)		1.0
Total Investment Management – Equity	**19.6**	**1.1**	**(3.1)**	**(0.5)**	**17.1**
Period Movement in AUM %					**(12.8)%**

(1) Investment Management - Equity AUM at June 2001 has been positively restated by US$1.8 billion as previously set out.

AUM decreased US$2.5 billion (13%) to US$17.1 billion for the year ended June 2002 compared to US$19.6 billion at June 2001. Approximately US$1.8 billion of the net reduction to AUM for the year ended June 2002 occurred in the six month period ended December 2001.

AUM declined 13% during the financial year and asset management fees declined by 10%. The relationship between AUM and asset management fees is affected by the timing of asset acquisitions and disposals (for example, a significant asset of The Equitable General Account was sold late in the 2002 financial year with minimal impact on asset management fees for the financial year) and the extent of revaluations during the financial year. Of the US$2.5 billion reduction in AUM for the financial year, US$0.5 billion related to net downward revaluations of assets. Asset management fees are generally not impacted by the revaluation component of AUM. Accordingly, asset management fees declined to a lesser extent relative to the decline in AUM.

Financial institutions' AUM decreased US$1.1 billion (39%) to US$1.7 billion for the year ended June 2002. The decrease was largely a result of the higher dispositions in The Equitable General Account Disposition Program (US$0.8 billion in the year to June 2002 compared to US$0.3 billion in the year to June 2001), the disposal of a significant asset (US$0.5 billion) as a result of a change in the real estate strategy of a major overseas financial institutions' client and revaluations during the financial year. The Equitable General Account Disposition Program is expected to continue with the future level of dispositions at the discretion of the client.

Co-mingled funds' AUM decreased US$1.2 billion (16%) to US$6.5 billion for the year ended June 2002. The reduction in AUM is largely due to redemptions from the Prime Property Fund (PPF) (US$0.3 billion), the disposal of the Scottsdale Mall in the Core Property Trust (US$0.2 billion), liquidation of the Arch Street fund (US$0.1 billion) and downward revaluations of US$0.2 billion in VEF IV and PPF, with office sector assets having the most significant impact.

Separate Accounts' AUM decreased US$0.4 billion (5%) to US$7.9 billion for the year ended June 2002. The net reduction is largely attributable to downward revaluations.

Public Equity AUM increased a net US$0.2 billion (25%) to US$1.0 billion for the year ended June 2002 due to additional new and existing client investment capital.

Property Management Fees

Property and facilities management fees decreased US$8.3 million to US$2.6 million for the year ended June 2002 compared to June 2001. Fees for the year ended June 2001 were largely derived from Lend Lease Apartment Management (LLPM) and Cordia Senior Living.

June 2001 revenues included US$10.9 million in fees from LLPM. This business was merged with Winn Management Company *effective 1 August 2001. The contribution to current financial period fees from the LLPM business prior to 1 August 2001 was* negligible. Lend Lease's residual 15% interest in the Winn Management Company is included in investment income and had a minimal impact on the result for the year ended June 2002.

Cordia Senior Living is the operating company, which provides the day-to-day management of the senior living facilities owned by clients of the Investment Management – Equity group. Cordia Senior Living currently manages eight facilities and reported a small operating loss in the year ended June 2002.

NORTH AMERICA continued

INVESTMENT MANAGEMENT - EQUITY continued

TRANSACTION FEES

Total transaction fees increased US$11.6 million to US$44.7 million for the year ended June 2002 compared to June 2001. Transaction fees are largely dependent on the level of acquisitions and disposition activity for clients and incentive fees earned. As previously mentioned, acquisition activity was lower for the year ended June 2002 compared to June 2001, largely due to current market conditions that resulted in a reduction in supply of attractive real estate asset acquisition opportunities. Disposition activity was higher for the year ended June 2002 compared to June 2001, mainly due to a higher level of dispositions for The Equitable General Account and a major overseas Financial Institutions' client.

Acquisition Fees

Acquisition fees decreased US$2.9 million to US$6.6 million for the year ended June 2002 on US$0.8 billion of acquisition volume compared to acquisition fees earned of US$9.5 million on US$2.3 billion of acquisition volume for the year ended June 2001. The decrease in volumes and reduction in acquisition fees for the year ended June 2002 mainly reflected the changed market conditions and the difficulties in identifying acceptable acquisitions.

Disposition Fees

Disposition fees increased US$9.3 million to US$19.2 million for the year ended June 2002 on disposition volume of US$2.8 billion compared to disposition fees earned of US$9.9 million on US$1.8 billion of disposition volume for the year ended June 2001. The increase in volume is mainly attributable to the increase in The Equitable General Account Disposition Program, including the sale of a significant single asset (US$0.5 billion) late in the 2002 financial year, and a US$0.5 billion asset disposition for a major overseas Financial Institutions' client.

Incentive Fees

Incentive fees decreased US$4.1 million to US$7.6 million for the year ended June 2002 compared to June 2001. Incentive fees for the current financial year include US$4.2 million earned from liquidation of the Arch Street I Fund. The timing and quantum of incentive fees is difficult to predict as they are dependent upon real estate market investment performance, and are generally paid towards the end of a fund's life cycle. (Refer to the Fund Incentive Fees section).

Financing/Consulting Fees

Financing/Consulting fees increased US$0.2 million to US$7.4 million for the year ended June 2002 compared to June 2001.

Other Fees and Income

Other Fees and Income of US$3.9 million were relatively stable for the year ended June 2002 compared to June 2001 and largely consist of development fees.

OTHER INCOME

	Year ended June 2002 Total		Year ended June 2001 Total	
	US$m	A$m	US$m	A$m
Investment Income				
King of Prussia	14.2	27.3	11.9	22.2
YCPII	1.7	3.3	3.6	6.7
VEF Series	(3.0)	(5.8)	1.8	3.4
Other	2.3	4.4	3.6	6.7
Total Investment income	**15.2**	**29.2**	**20.9**	**39.0**
Equity Accounted Profits/Gain on sale of investments/Distributions				
Lend Lease Rosen	2.9	5.5	1.6	3.0
Vestar Glendale	1.2	2.4	1.7	3.2
European Mutual Fund	1.4	2.7		
Total Equity Accounted profits/gain on sale of investments	**5.5**	**10.6**	**3.3**	**6.2**

Investment income decreased US$5.7 million to US$15.2 million for the year ended June 2002 compared to June 2001. The movement is largely attributable to an increase in investment income from King of Prussia, offset by a reduction in income from YCPII due to the recent under performance of hotel assets held by the fund and Lend Lease's proportionate share of partnership losses in the VEF IV fund.

Equity accounted profits represent the 50% interest in Lend Lease Rosen Securities. The increase relative to the corresponding financial year is due to an increase in asset management and incentive fees. Income from the European Mutual Fund relates to the net gain earned from realisation of Lend Lease's co-investment capital upon liquidation of the Fund.

NORTH AMERICA continued

INVESTMENT MANAGEMENT - EQUITY continued

OTHER INCOME continued

Lend Lease Rosen Real Estate Securities (Lend Lease Rosen)
On 1 August 2002, Lend Lease increased its 50% ownership stake in Lend Lease Rosen to 74.9% and has entered into a three year agreement to purchase the remainder of the company from its partner, Rosen Financial Services II.

HOUSING AND COMMUNITY INVESTING (HCI)

Total operating revenue increased US$6.3 million to US$43.3 million for the year ended June 2002 compared to June 2001. Declines in asset management fees were offset by increased acquisition, disposition and incentive fees earned during the financial year.

ANNUITY FEES

Asset Management Fees
Asset management fees relate to the revenue earned on the portfolios of tax credit assisted properties. Asset management fees decreased US$2.6 million (19%) to US$11.0 million for the year ended June 2002 compared to June 2001. Although AUM increased 9% relative to June 2001, the basis of revenue recognition is conservative as asset management fees are recognised on payment, which is dependent on available cash flows and interest income earned on excess cash reserves within each fund rather than on an accruals basis. Accordingly, there is only an indirect correlation between growth in AUM and asset management fees. At June 2001, excess cash available at the Fund level was released on various funds enabling the recognition and payment of previously deferred asset management fees in that financial year.

Assets Under Management (AUM)

		AUM at June 2001 US$b	Additions US$b	Reductions US$b	Net Revaluations US$b	AUM at June 2002 US$b
Housing and Community Investing - AUM		7.9	1.0	(0.3)		8.6
Period movement in AUM	%					8.9%

AUM increased US$0.7 billion (9%) to US$8.6 billion for the year ended June 2002 compared to US$7.9 billion at June 2001.

HCI's AUM has a longer expected holding period than Investment Management – Equity's AUM due to the nature of tax credit investments. The properties must be maintained and held in qualified tax credit structures for at least 15 years, which results in lower dispositions within the HCI portfolios.

TRANSACTION FEES

Acquisition Fees
Acquisition fees increased US$7.7 million to US$23.7 million for the year ended June 2002 compared to June 2001. The increase relates to additional sales volume primarily attributable to the introduction of a new product offering (guaranteed funds) and investor demand for the additional federal affordable housing tax credits available during the June 2002 year.

Disposition Fees
Disposition fees represent revenue generated from the sale of assets acquired by individual investors in tax advantaged partnerships, which generally occur only after a minimum 15 year tax compliance holding period.

Disposition fees increased US$1.9 million to US$2.4 million compared to June 2001. These transactions occur irregularly and involve individual properties and are not a result of the closing of a fund.

Incentive Fees
Incentive fees decreased US$2.4 million to US$1.3 million for the year ended June 2002 compared to June 2001. Incentive fees are contingent upon the funds achieving certain performance hurdles, usually two to three years into a fund's life. The fluctuation in fee generation is related to the timing of when funds were originally syndicated and the period of the fund's life in which it is earned.

Other Fees and Income
Other Fees and Income increased US$1.7 million to US$3.9 million for the year ended June 2002 compared to June 2002 and consists of a variety of miscellaneous items of income earned from the operations of the HCI business and guarantee premium fees (US$1.4 million) associated with the guaranteed program and are earned over the first 18 to 24 months of the fund's life. The fees are earned and recognised over this period as the properties in the portfolio complete construction, lease-up, close on all permanent loans and receive the project's tax credits.

NORTH AMERICA continued

COMMERCIAL CREDIT

	June 2002			June 2001		
	Commercial Credit excl. CapMark US$m	CapMark US$m	Total US$m	Commercial Credit excl. CapMark US$m	CapMark US$m	Total US$m
OPERATING REVENUE						
Annuity Fees						
Asset Management Fees	11.1		11.1	16.1		16.1
Mortgage Servicing Revenue	28.8	36.1	64.9	24.6	48.7	73.3
Total Annuity Fees	**39.9**	**36.1**	**76.0**	**40.7**	**48.7**	**89.4**
Transaction Fees	**27.5**		**27.5**	**21.3**		**21.3**
Total Operating Revenue	**67.4**	**36.1**	**103.5**	**62.0**	**48.7**	**110.7**
OTHER INCOME						
Investment Income	4.0		4.0	3.3		3.3
Equity Accounted Profits	1.8		1.8	1.4		1.4
Total Other Income	**5.8**		**5.8**	**4.7**		**4.7**
	73.2	**36.1**	**109.3**	**66.7**	**48.7**	**115.4**

Total operating revenue for the Commercial Credit business decreased US$7.2 million to US$103.5 million for the year ended June 2002 compared to June 2001.

ANNUITY FEES

Annuity Fees relate to asset management fees and mortgage servicing revenue, which includes servicing float interest revenues earned.

Annuity Fees decreased US$13.4 million (15%) to US$76.0 million for the year ended June 2002 compared to June 2001. The reduction was largely attributable to a significant decline in servicing float interest revenues earned due to lower short term interest rates during the financial year (US$12.0 million) and a change to the joint venture structure of Lend Lease Mexico's asset management business. For June 2001, US$2.1 million in asset management fees derived from Mexican operations were received as revenues, whereas for the year ended June 2002 fees associated with the Mexican asset management business are shown as investment income.

Asset Management Fees

Asset management fees are largely earned by Lend Lease Asset Management and Lend Lease Agri-Business and essentially relate to fees earned from managing and resolving non-performing loan portfolios, special servicing of loans and managing foreclosed real estate on behalf of clients. Asset management fees decreased US$5.0 million to US$11.1 million (31%) for the year ended June 2002 compared to June 2001.

Asset Management fees from Lend Lease Asset Management decreased US$4.2 million to US$8.2 million for the year ended June 2002 compared to June 2001. The reduction is largely due to a change in the joint venture structure of the asset management business in Mexico, which caused those revenues to be deconsolidated for the year ended June 2002. As noted above, this structural change accounts for US$2.1 million of the US$4.2 million decline in asset management fees compared to June 2001. In addition, the curtailment of non-performing loan portfolio investment activity in the US led to a similar reduction in asset management fees in the US.

Assets Under Resolution (AUR)

	AUR at June 2001 US$b	Additions US$b	Reductions US$b	Currency translations US$b	AUR at June 2002 US$b
Lend Lease Asset Management – US Special Servicing	0.6	0.4	(0.5)		0.5
Lend Lease Asset Management – US Non-performing loans	0.3		(0.1)		0.2
Lend Lease Asset Management – Mexico [1]	0.1	0.1			0.2
Total Commercial Credit	**1.0**	**0.5**	**(0.6)**	-	**0.9**
Period movement in AUR %					**(10.0)%**

(1) AUR at June 2001 has been reduced by US$0.2 billion to restate Lend Lease's 50% ownership interests in the Mexican asset management vehicle that was restructured during the financial year.

NORTH AMERICA continued

COMMERCIAL CREDIT continued

ANNUITY FEES continued

Asset Management Fees continued

Assets Under Resolution (AUR) continued

AUR represents the legal loan balances of mortgage loans and the investment balance of foreclosed real estate administered on behalf of investors and is only indicative of the level of activity in the business and not the revenue earned. Special servicing fees are generally based on the legal loan balances, but fees for servicing non-performing loan portfolios are generally based on loan and foreclosed real estate investment balances or cash collections rather than legal loan balances. Accordingly, asset management fees are only indirectly correlated to movements in the AUR balance.

AUR decreased US$0.1 billion (10%) to US$0.9 billion for the year ended June 2002. The increase in Lend Lease Asset Management - Mexico is primarily due to the addition of new Mexican portfolios purchased by both Lend Lease International Distressed Debt Fund (IDDF) and third party clients in conjunction with Lend Lease. Lend Lease Asset Management has discontinued co-investing (typically in partnership with other investors, and from which a fee for servicing is derived) in new non-performing loan portfolios in the United States due to the low level of commercial real estate loan delinquencies. Accordingly, it is expected that AUR in this region (US$0.7 billion) will reduce over time and reflect balances relating to Special Serviced loans. As the non-performing loan portfolio business in the United States makes only a minor profit contribution, the projected run down of these AUR balances is not expected to materially impact overall business profitability.

Asset management fees of US$1.6 million were earned by Lend Lease Agri-Business from foreclosed real estate services and US$1.1 million were earned by The Fixed Income Group primarily related to loan assumptions and modifications. The level of asset management fees earned in any year by Lend Lease Agri-Business and The Fixed Income Group is largely dependant on the value of the foreclosed property being managed, the income earned by that property during the period in which it is managed and the level of modification activity in certain loan portfolios.

Mortgage Servicing Revenue

Mortgage servicing revenue is earned by The Fixed Income Group, Lend Lease Agri-Business and CapMark. CapMark, for a fee, provides the servicing function for loans originated by The Fixed Income Group. Agricultural mortgages are serviced and managed by Lend Lease Agri-Business, with Lend Lease Agri-Business retaining all servicing income related to agricultural mortgages.

The The Fixed Income Group servicing revenue is generally associated with the active management of loans, over and above the basic servicing functions performed by CapMark, while the Lend Lease Agri-Business servicing revenue is derived from both basic servicing and the active management of loans. Mortgage servicing revenue earned by The Fixed Income Group and Lend Lease Agri-Business increased US$4.2 million to US$28.8 million for the year ended June 2002 compared to June 2001.

The increase in The Fixed Income Group and Lend Lease Agri-Business mortgage servicing revenue is largely attributable to increased origination activity in 2002. Origination volumes increased US$0.5 billion to US$2.3 billion for the year ended June 2002.

AUM for Commercial Credit represents the outstanding principal balance of commercial mortgage loans and mortgage backed securities where mortgage loans are actively managed in an advisory capacity on behalf of investors.

AUM is one driver of mortgage servicing revenues and is indicative of the level of activity in the business. However, due to the multiple types of servicing revenues recognised, movements in mortgage servicing revenues are not directly correlated to movements in AUM. Changes in origination volume, ancillary activities for example assumptions, modifications, prepayments, collateral releases, amortisation levels and bank earnings may impact the servicing revenues recognised in any given year.

No mortgage servicing or asset management fees are directly earned from Public Debt Advisory AUM. This AUM relates to Lend Lease's 50% interest in Lend Lease Hyperion. All income from this 50% interest is recorded through Equity Accounted profits/(losses).

Assets Under Management (AUM) – Commercial Credit

	AUM at June 2001 US$b (1)	Additions US$b	Reductions US$b	Net Revaluations US$b	AUM at June 2002 US$b
LL Agri-Business	2.6	0.3	(0.3)		2.6
Fixed Income Group	8.0	1.8	(0.6)		9.2
Public Debt Advisory	0.7	0.2			0.9
Total AUM	**11.3**	**2.3**	**(0.9)**	**-**	**12.7**
Period movement in AUM %					**12.4%**

(1) Commercial Credit AUM at June 2001 has been positively restated by US$1.8 billion as previously set out.

AUM increased US$1.4 billion (12%) to US$12.7 billion for the year ended June 2002 compared to US$11.3 billion at June 2001. The increase primarily reflects higher The Fixed Income Group origination volume for the year ended June 2002 compared to June 2001 due to the high level of refinancing as a result of the declining interest rates environment for June 2002.

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COMMERCIAL CREDIT continued

ANNUITY FEES continued

Mortgage Servicing Revenue continued

Loans Under Servicing (LUS)

	No. of Loans at June 2002	No. of Loans at June 2001	LUS at June 2001 US$b	Additions US$b	Run Off US$b	LUS at June 2002 US$b
Agri-Business	4,935	5,053	2.6	0.3	(0.3)	2.6
CapMark (1)						
Securitised	3,817	5,007	26.8	7.0	(1.9)	31.9
Agency	746	565	3.3	1.8	(0.4)	4.7
Life Companies	2,344	1,545	12.7	13.4	(0.6)	25.5
Other	278	346	3.3	3.0	(2.8)	3.5
Total	**12,120**	**12,516**	**48.7**	**25.5**	**(6.0)**	**68.2**
Period movement in LUS %	**(3.2)**					**40.0**

(1) Includes The Fixed Income Group and certain HFF loans serviced under sub-servicing agreements. Excludes other HFF loans where HFF performs servicing functions instead of CapMark.

CapMark

LUS increased US$19.5 billion (40%) for the year ended June 2002 compared to US$48.7 billion at June 2001. The increase was primarily due to CapMark securing a number of Life Company and Securitised servicing contracts in addition to strong internally generated volume. The Agri-Business servicing portfolio remained flat for the financial year.

There are four major categories of LUS within CapMark. Securitised LUS includes groups of pooled commercial mortgages packaged and re-sold as bond issues either privately or in a public debt placement. Agency LUS represents mortgages originated for and in conjunction with US government sponsored/backed housing agencies including Fannie Mae, Freddie Mac or the Federal Housing Administration (FHA). Life Companies LUS includes portfolios of commercial mortgage loans held directly by life insurance companies on their balance sheets. Other LUS include miscellaneous contracts.

CapMark's new loan servicing business for the period derived approximately 10% from internal sources and 90% from external sources. HFF and The Fixed Income Group are internal sources for CapMark's new servicing volumes. External sources include CMBS issues and third party whole loan portfolios. Both sources of external business are generally obtained in a competitive bid process. CMBS issuers, who are primarily Wall Street investment banks, award CMBS servicing assignments. Some life insurance companies and other financial institutions seeking to improve the quality of their servicing and lower their costs have outsourced servicing on their whole loan portfolios. During the financial year ended June 2002, CapMark began servicing loans totalling US$13.0 billion for two major life insurance companies and US$7.0 billion in securitised contracts.

CapMark loan servicing revenue is classified in to three categories in the following table: mortgage servicing fees, which are the base fees earned for servicing loans; servicing float interest revenues which represent earnings on cash advances, cash balances and escrow accounts managed by CapMark; and ancillary revenues, which consist of late payment fees, default penalties and fees earned through loan assumptions and modifications.

	Revenue June 2002 US$m	Revenue June 2001 US$m
Mortgage Servicing Fees	20.4	20.5
Servicing Float Interest Revenues	10.4	22.4
Ancillary Revenues	5.3	5.8
Total Mortgage Servicing Revenues	**36.1**	**48.7**

CapMark mortgage servicing fees were flat for the year ended June 2002 compared June 2001 due to a decline in the number of loans serviced and the continued run off of older, securitised portfolios with small average balances that carried higher servicing fees. As shown in the table above, CapMark's LUS grew 40% during the financial year while the number of loans serviced declined 3%. Of the US$19.5 billion increase in LUS in the year to June 2002, Life Insurance company servicing increased US$12.8 billion. The servicing fees earned on life company loans are generally more closely related to the number of loans serviced than to the principal balance, and accordingly, CapMark's servicing fee income on these contracts correlate more closely to the number of loans serviced than to the level of LUS.

NORTH AMERICA continued

COMMERCIAL CREDIT continued

ANNUITY FEES continued

Mortgage Servicing Revenue continued

CapMark continued

Securitised LUS increased US$5.1 billion during the year to June 2002. The servicing fees earned on securitised loans are more closely related to the principal balance of loans serviced rather than the number of loans serviced. Accordingly, CapMark's servicing fee income on these contracts correlate more closely to the level of LUS than to the number of loans services. As the securitised market has evolved, servicing fee levels have declined in response to the maturing market. As such, fee levels on new securitised contracts are typically less than those on older securitised contracts.

Servicing float interest revenues decreased US$12.0 million to US$10.4 million for the year ended June 2002 compared to the year ended June 2001. Float earnings were lower as a result of lower average US short-term interest rates in the June 2002 financial year compared to the June 2001 year. The average annual LIBOR rate for the year ended June 2002 was 2.3% compared to 5.7% for the June 2001 year. In addition, life insurance company contracts which represented the largest part of CapMark's growth in 2002, provide lower float earnings and thus the level of float revenue CapMark earned did not increase commensurately with the portfolio growth.

Ancillary revenue marginally decreased by US$0.5 million to US$5.3 million for the year ended June 2002 compared to June 2001. The decrease was due to the decreased number of loan assumption and modification requests received during the year as a result of lower overall sales activity in the market.

TRANSACTION FEES

Transaction fees are principally earned from the origination of commercial mortgage loans and net interest income earned on the portfolio of loans held for sale. Transaction fees increased US$6.2 million to US$27.5 million for the year ended June 2002 compared to June 2001. The increase was mainly due to higher origination income, incentive fees and net interest income.

Origination Fees

Origination fees of US$20.7 million were earned on origination volume of US$2.3 billion for the year ended June 2002 compared to origination fees of US$17.6 million on origination volume of US$1.8 billion for the year ended June 2001.

The increase in origination volume for the year ended June 2002 was primarily a result of Fannie Mae and Freddie Mac's strong demand for multi-family product, a strong market for multi-family loans, a low long-term interest rate environment and the renegotiation of a contract with TIAA, all of which served to increase volume compared to June 2001 year.

Other Fees and Income

Other fees and income increased US$3.6 million to US$5.8 million for the year ended June 2002 compared to June 2001. The majority of the increase was due to net interest income which increased US$3.8 million to US$5.5 million for the year ended June 2002 compared to June 2001 due to higher volumes of loans financed during the financial year and wider interest margins earned on these loans.

INVESTMENT INCOME & EQUITY ACCOUNTED PROFITS

	Year ended June 2002 Total		Year ended June 2001 Total	
	US$m	A$m	US$m	A$m
Investment Income				
Lend Lease Asset Management	3.5	6.7	3.3	6.2
Mezzanine Funds	0.4	0.8		
Other	0.1	0.2		
Total investment income	4.0	7.7	3.3	6.2
Equity Accounted Profits/(Losses)				
Lend Lease Hyperion	1.8	3.5	1.4	2.6
Total equity accounted profits/(losses)	1.8	3.5	1.4	2.6

Investment income increased US$0.7 million to US$4.0 million for the year ended June 2002 compared to June 2001. The increase is largely attributable to the income generated from co-investments in mezzanine loans. Equity accounted profits represent income earned on Lend Lease's 50% interest in Lend Lease Hyperion. The increase in profit for the year ended June 2002 relative to June 2001 is due an increase in AUM and corresponding fees.

NORTH AMERICA continued

HOLLIDAY FENOGLIO FOWLER (HFF)

HFF made a loss for the year ended June 2002 compared to a small profit for the year ended June 2001 as revenue from this business decreased by US$5.6 million (7%) to US$73.0 million compared to June 2001. HFF is the largest originator of mortgages in the United States.

MORTGAGE SERVICING FEES

HFF originates loans and typically contracts CapMark to perform much of the servicing on a fee-sharing basis. Mortgage Servicing fees were flat at US$5.2 million for the year ended June 2002 compared to the year ended June 2001 which was generally in line with the level of LUS for the financial year.

ORIGINATION FEES

Origination fees of US$67.8 million on loan origination and sales transaction volume of US$12.2 billion for the year ended June 2002 were lower compared to origination fees of $73.4 million on origination volume of US$12.6 billion for the year ended June 2001. The US$5.6 million reduction in origination fees for the year ended June 2002 was primarily due to a greater number of larger deals being completed, which generally earned lower proportionate fees.

EXPENSES

Total expenses of US$301.0 million, which included US$7.5 million for amortisation of Project Enterprise (see below) for the first time and US$6.0 million in costs associated with implementing the business re-positioning initiatives noted below, decreased US$8.6 million (3%) for the year ended June 2002 compared to US$309.6 million for the year ended June 2001. Of the US$8.6 million expense reduction noted above, US$7.2 million related to expenses associated with the property management business that was merged with Winn Apartment Management Company effective 1 August 2001.

US REI has implemented a long-term cost reduction program across all businesses, including the Equity business (Project Enterprise). Project Enterprise has been designed to build an operating platform to assist in the long term growth and flexibility of the REI business by transforming business processes through focus on value added service activities and integrated IT solutions. Phase I of Project Enterprise was completed and implemented within the business during the six months ended June 2001. The total net capitalised cost for Project Enterprise at June 2001 was US$37.5 million, which is being amortised over a 5 year period (i.e. US$7.5 million per annum beginning in the 2002 financial year). The net book value of Project Enterprise was US$30.0 million at June 2002.

US REI is in the process of a business re-positioning project as part of a broader Lend Lease initiative. Net benefits from these initiatives are expected to result in improved business profitability and profit margins for 2003 and subsequent years.

RESTRUCTURING COSTS

At June 2001, a restructuring cost provision of US$28.8 million before tax (US$16.9 million after tax (A$30.3 million)) was provided in relation to one off initiatives to improve the profitability and profit margins of the business. At June 2002, US$25.7 million of the US$28.8 million commitment had been utilised for redundancies, rationalisation of offices and wind-down or restructuring of certain businesses and the balance will be utilised for similar one-off restructuring expenses. In addition to the US$25.7 million of restructuring costs expensed in the year to June 2001, US$6.0 million of redundancy costs were incurred in the June 2002 financial year relating to the implementation of Lend Lease's recent business repositioning initiative.

INCOME TAX EXPENSE

The following table analyses the North American REI income tax expense:

	Year ended June 2002 Total		Year ended June 2001 Total	
	US$m	A$m	US$m	A$m
Hedged profit before tax and restructure costs	**68.3**	**107.1**	**73.7**	**116.1**
Prima facie tax expense (US REI average rate 41.5%)	28.3	44.4	30.6	44.8
Tax benefit from amortisation of intangible assets	(14.9)	(23.4)	(14.9)	(21.8)
Other tax expense adjustments[(1)]	0.2	0.4	1.1	1.6
Income tax expense	**13.6**	**21.4**	**16.8**	**24.6**
Effective tax rate	**19.9%**	**19.9%**	**22.8%**	**22.8%**

(1) Includes permanent tax differences and under-provision for tax in previous periods.

The effective income tax rate was 19.9% for the year ended June 2002 as compared to 22.8% for June 2001. The decrease in effective tax rate results from the tax deduction for amortisation being unchanged whilst profit before tax declined from June 2001 to June 2002. The US business realises a tax benefit on an annual basis for tax amortisation of intangible assets in excess of book amortisation. Provisions of the US tax code provide for 15 year amortisation of certain intangible assets, including acquired contracts, purchased in connection with the acquisition of a business. The tax benefit from the amortisation of intangible assets was US$14.9 million for the year ended June 2002.

AUSTRALIA & PACIFIC

The REI Australia & Pacific business is conducted through two business units:

- **Investment Management - Equity** - which includes the management of General Property Trust (GPT), Australian Prime Property Fund (Australian Prime Property Fund), the Lend Lease US Office Trust (LL USOT) and the Property Securities business.
- **Retail Property Management** - which manages a number of Australian retail centres on behalf of investors such as GPT, Australian Prime Property Fund and several external owners.

ANALYSIS OF RESULT

	Year ended June 2002			Year ended June 2001		
	Investment Management - Equity A$m	Retail Property Management A$m	Total A$m	Investment Management - Equity A$m	Retail Property Management A$m	Total A$m
Annuity Fees						
Asset management fees	48.3		48.3	40.2		40.2
Investment management fees	6.7		6.7	6.1		6.1
Retail property management fees		16.3	16.3		13.9	13.9
Total annuity fees	**55.0**	**16.3**	**71.3**	**46.3**	**13.9**	**60.2**
Transaction Fees						
Leasing fees		6.2	6.2		4.9	4.9
Development management fees		11.1	11.1		10.7	10.7
Project/Structured Finance fees	0.5		0.5	3.0		3.0
Other	1.1	2.3	3.4	0.7	2.6	3.3
Total transaction fees	**1.6**	**19.6**	**21.2**	**3.7**	**18.2**	**21.9**
Total operational revenues	**56.6**	**35.9**	**92.5**	**50.0**	**32.1**	**82.1**
Other income						
Investment income before tax	3.4		3.4	3.2		3.2
Equity accounted profits/(losses)	3.1		3.1	(0.7)		(0.7)
Gain on sale of investments	4.6		4.6			
Total income before expenses	**67.7**	**35.9**	**103.6**	**52.5**	**32.1**	**84.6**
Expenses			(63.1)			(54.0)
Profit before tax			**40.5**			**30.6**
Income tax expense			(9.9)			(11.3)
Profit after tax			**30.6**			**19.3**

The profit after tax of the Australian & Pacific REI business increased A$11.3 million (59%) to A$30.6 million for the year ended June 2002 compared to June 2001. Key components of the result are detailed below. In addition, income tax expense decreased 12% largely due to the reduction in the corporate tax rate to 30% for the year ended June 2002 compared to 34% for the year ended June 2001, a reversal of an over provision for tax in respect of prior financial years of A$1.0 million and the utilisation of certain tax benefits (A$1.0 million) in relation to the sale of Lend Lease's investments in the Kiwi Property Group and Morrisons Group.

INVESTMENT MANAGEMENT - EQUITY

ANNUITY FEES

Asset management fees increased A$8.1 million (20%) to A$48.3 million for the year ended June 2002 compared to June 2001. Asset management fees of A$2.3 million were received from LLUSOT for the full year ended June 2002 compared to A$0.8m received for the six months ended ended June 2001.

Investment management fees relate to the Property Securities business. Property Securities AUM grew by 15% for the year ended June 2002, while investment management fees increased by 10% compared to the year ended June 2001 due to a review of fee structures during the financial year.

AUSTRALIA & PACIFIC

INVESTMENT MANAGEMENT - EQUITYcontinued

ANNUITY FEES continued

Assets Under Management (AUM)

	AUM at June 2001 A$b	Additions A$b	Reductions A$b	Net Revaluations A$b	AUM at June 2002 A$b
Investment Management – Equity					
General Property Trust (including Darling Park Trust)	5.7	0.9	(0.1)	0.1	6.6
Australian Prime Property Fund	1.3	0.4	(0.1)		1.6
LL USOT	1.2			(0.1)	1.1
Property Securities	2.0	0.4	(0.4)	0.2	2.2
Other accounts (1)	0.8	0.1	(0.6)		0.3
Total AUM	**11.0**	**1.8**	**(1.2)**	**0.2**	**11.8**
Period movement in AUM %					**7.3%**

(1) Includes Kiwi (for 2001 only), Real Estate Partners and private clients

AUM increased A$0.8 billion (7%) to A$11.8 billion for the year ended June 2002 and largely related to asset acquisitions by GPT (Homemaker and 2 Park Street), the acquisition by Australian Prime Property Fund Retail of Suncorp-Metway Retail Property Fund and increased investments in Property Securities, offset by a reduction in AUM due to the sale of Lend Lease's 50% share in Kiwi (A$0.4 billion) on 28 March 2002.

TRANSACTION FEES

Project and Structured finance fees decreased A$2.5 million (83%) to A$0.5 million for the year ended June 2002 compared to June 2001. During the financial year, the Project Finance business unit was transferred to the Lend Lease Real Estate Solutions division in Australia.

OTHER INCOME

	June 2002 Total A$m	June 2001 Total A$m
Investment Income		
Australian Prime Property Fund	3.2	3.2
Real Estate Partners I	0.2	
	3.4	**3.2**
Equity Accounted Profits/(Losses)		
Kiwi	1.8	1.3
Darling Park Trust Operators	1.3	(2.0)
	3.1	**(0.7)**

Equity Accounted Profits/(Losses)

Equity accounted profits for Kiwi Property Group (Kiwi) related to Lend Lease's 50% interest in the management company which undertakes property management and funds management activities in New Zealand. On 28 March 2002, Lend Lease sold its 50% interest in Kiwi. Equity accounted profits for the year ended June 2002 relate to the period from the beginning of the financial year to the date of sale.

Equity accounted profit for Darling Park Trust Operators (DPTO) related to a 50% interest in the management company. Equity accounted profits from DPTO increased A$3.3 million for the year ended June 2002 compared to the year ended June 2001. The increase is largely due to income support and other payments made during the year ended June 2001 and not repeated in the year ended June 2002 and receipt of asset management fees for the full year ended June 2002.

Gain on sale of investments

On 28 March 2002, Lend Lease sold its 50% interest in the Kiwi Property Group (Kiwi), a New Zealand based property and funds management business. The proceeds on sale were A$20.5 million and generated a profit before tax of A$4.6 million.

AUSTRALIA & PACIFIC

RETAIL PROPERTY MANAGEMENT

ANNUITY FEES

Retail Property Management fees are based on a percentage of gross rental income generated from the management of 20 shopping centres on behalf of GPT, Australian Prime Property Fund and external joint ventures. Fees increased by A$2.4 million (17%) to A$16.3 million for the year ended June 2002 compared to June 2001. The increase was largely due to increased rental income from the centres as a result of improved trading performance and the addition of three shopping centres resulting from the acquisition by Australian Prime Property Fund Retail of Suncorp-Metway Retail Property Fund.

TRANSACTION FEES

Leasing fees increased A$1.3 million to A$6.2 million for the year ended June 2002, compared to June 2001. The increase in leasing fees mainly relates to increased activity arising from the addition of three centres acquired as part of the acquisition by Australian Prime Property Fund Retail of Suncorp-Metway Retail Property Fund and the renewal of specialty leases across the portfolio.

Development management fees increased A$0.4 million to A$11.1 million in the year ended June 2002 compared to June 2001. The increase was a result of increased retail development activities in centres managed on behalf of GPT and Australian Prime Property Fund. Major projects that commenced redevelopment during the financial year included Erina Fair for A$210.0 million, Floreat Forum A$42.0 million and Sunshine Plaza $50.0 million.

Other transaction revenue of A$2.3 million for the year ended June 2002 related to recoveries for marketing initiatives to enhance future revenue streams of the retail centres.

EXPENSES

Total expenses increased A$9.1 million (17%) to A$63.1 million for the year ended June 2002 compared to June 2001. The increase is largely attributable to Lend Lease's growth in business during the financial year flowing from the acquisition by Australian Prime Property Fund of the Suncorp-Metway Retail Property Fund, Homemaker acquisition, an increased provision for costs made on insurances after the HIH liquidation and provision for restructuring costs associated with the Group-wide business re-positioning project.

The Australian business has taken part in a Group-wide business re-positioning project with particular focus on providing a platform for profit growth and improving profit margins in 2003 and subsequent years.

ASIA

The REI Asia business is conducted through two business units:

- **Investment Management - Equity**, includes the management of Asia Pacific Investment Company (APIC), capital transactions and asset management services provided to the Lend Lease Global Properties Fund (Global Fund) in relation to its Asian investments and property management services provided to APIC for certain retail assets.
- **Commercial Credit,** relates to the Asian Lend Lease Asset Management business, which is involved in the acquisition, administration, servicing, management and resolution of sub-performing and non-performing loan and real estate portfolios. The primary focus of this business is management of the Lend Lease International Distressed Debt Fund. This Fund had a final closing in December 2001, and raised US$350.0 million including US$100.0 million of Lend Lease commitments.

ANALYSIS OF RESULT

	Year ended June 2002			Year ended June 2001		
	Investment Management – Equity A$m	Commercial Credit A$m	Total A$m	Investment Management – Equity A$m	Commercial Credit A$m	Total A$m
Annuity fees						
Advisory/Asset management fees	13.0	20.8	33.8	10.5	14.0	24.5
Property management fees	1.5		1.5	1.2		1.2
Total annuity fees	**14.5**	**20.8**	**35.3**	**11.7**	**14.0**	**25.7**
Transaction fees						
Acquisition fees	1.5		1.5	0.9		0.9
Incentive fees		6.2	6.2		3.0	3.0
Financing/Consulting/Other	9.5	1.3	10.8	12.5		12.5
Total transaction fees	**11.0**	**7.5**	**18.5**	**13.4**	**3.0**	**16.4**
Total operational revenues	**25.5**	**28.3**	**53.8**	**25.1**	**17.0**	**42.1**
Other Income						
Investment income	1.6	7.7	9.3		(0.4)	(0.4)
Other				1.2		1.2
Total income before expenses	**27.1**	**36.0**	**63.1**	**26.3**	**16.6**	**42.9**
Expenses			(68.3)			(54.5)
Profit/(loss) before tax			**(5.2)**			**(11.6)**
Gain/(loss) on FX hedge			0.3			-
Hedged profit before tax			**(4.9)**			**(11.6)**
Income tax expense			(1.7)			1.4
Profit/(loss) after tax			**(6.6)**			**(10.2)**

(1) Investment Management – Debt business is denominated in US$. Income tax expense in A$m is net of the tax benefit on fx hedge loss relating to the Investment Management – Debt business.

INVESTMENT MANAGEMENT - EQUITY

ANNUITY FEES

Annuity fees relate to advisory fees for management of APIC (A$11.3 million), asset management fees earned from investments made by the Global Fund (A$1.7 million) and property management fees (A$1.5 million) derived from a major retail asset (Parkway Parade) acquired by APIC on 23 June 2000 and managed by Lend Lease.

Asset management/advisory fees increased A$2.5 million (24%) to A$13.0 million for the year ended June 2002 compared to June 2001. The increase was mainly attributable to asset management fees earned as Global Fund increased its capital investments in Asia during the year (A$1.7 million). Although AUM for APIC was flat for the financial year, advisory fees increased for the June 2002 year as the June 2001 result included fees for an 8 month period only whereas the June 2002 result included fees for a full year in relation to AUM generated by APIC's acquisition of Parkway Parade.

Property management fees increased A$0.3m for the year ended June 2002 compared to June 2001 reflecting the full year contribution from Parkway Parade.

ASIA

INVESTMENT MANAGEMENT – EQUITY continued

ANNUITY FEES continued

Assets Under Management (AUM)

		AUM at June 2001 US$b	Additions US$b	Reductions US$b	Net Revaluations US$b	AUM at June 2002 US$b
APIC		0.6				0.6
Lend Lease Global Fund		0.2	0.2			0.4
Total AUM		**0.8**	**0.2**	**-**	**-**	**1.0**
Period movement in AUM	%					**25.0%**

The 25% increase in AUM for the year ended June 2002 was attributable to acquisitions made by the Global Fund in Asia during the period.

TRANSACTION FEES

Acquisition fees of A$1.5 million represent income generated from capital transaction activities related to the Global Fund in Asia.

Financing/Consulting/Other income primarily represents loan arrangement fees earned from services provided to the Global Fund (A$2.7 million) as additional Global Fund capital was invested in Asia and consulting revenue of A$6.5 million relating to provision of retail consultancy services, compared to consultancy revenue of A$10.7 million for the year ended June 2001.

OTHER INCOME

	June 2002 Total A$m	June 2001 Total A$m
Investment Income		
APIC	**1.6**	-
	1.6	-

The June 2002 Investment Income related to distributions from APIC.

PROFIT AFTER TAX

The Investment Management – Equity business recorded a small loss after tax for the year ended June 2002 compared to a small profit after tax in the year ended June 2001. The loss for the year ended June 2002 was due to expenses incurred associated with the proposed establishment of a joint venture management company with Tokyu Corporation and Tokyu Land Corporation (A$9.5 million) and expenses associated with the proposed SREIT joint venture in Singapore (A$2.0 million) which is not being pursued at this time. Excluding the impact of these expenses, the Investment Management – Equity business operated at a profit for the year.

TOKYU BUSINESS ALLIANCE

In June 2001, Tokyu Corporation, Tokyu Land Corporation and Lend Lease signed a Memorandum of Understanding to examine the feasibility of creating a joint venture to establish a portfolio of Japanese real estate investment vehicles (both listed and unlisted) and the provision of related real estate services. The Memorandum of Understanding expired on 30 June 2002 and the parties have now agreed to suspend formal negotiations for the time being in relation to the formation of a Joint Venture. Tokyu and Lend Lease will continue to hold informal discussions on potential business opportunities. All expenses incurred in the establishment of this joint venture were expensed in the year to June 2002.

APIC

The institutional shareholders of APIC voted unanimously at a special meeting on 21 June 2002 to restructure APIC (creating APIC II). This restructure allows APIC II to be targeted for a launch in late 2002 and will focus on value-enhanced assets primarily in the retail sector. The existing office, residential and industrial assets in APIC will be divested in accordance with the APIC Board's strategy.

COMMERCIAL CREDIT

ANNUITY FEES

Advisory/Asset management fees relate to advisory fees earned from IDDF which are directly based on investor commitments to IDDF and asset management fees derived from the servicing, managing and resolving non-performing loan portfolios on behalf of IDDF, that fund's investment partners and other third party clients. Asset management fees are principally based on the amount invested in the portfolio and therefore reduce, as particular investments are resolved. Asset management fee rates vary by country and by portfolio composition.

ASIA

COMMERCIAL CREDIT continued

ANNUITY FEES continued

Advisory fees increased A$6.2 million to A$8.9 million for the year ended June 2002 reflecting the staggered closing of IDDF over the period March 2001 to December 2001. Asset management fees increased A$0.6 million to A$11.9 million reflecting the ongoing investment of IDDF capital. IDDF, in conjunction with its partners, invested US$225.0 million in Japan and Korea since June 2001.

Assets Under Resolution (AUR)

	AUR at June 2001 US$b (1)	Additions US$b	Reductions US$b	Currency translations US$b	AUR at June 2002 US$b
IDDF and its investment partners	0.4	1.8	(0.3)		1.9
Third parties (non IDDF mandates)	5.4	0.5	(0.6)	0.1	5.4
Total AUR	**5.8**	**2.3**	**(0.9)**	**0.1**	**7.3**
Period movement in AUR %					**25.9%**

(1) June 2001 opening balance reflects a US$0.5 billion reallocation of AUR from IDDF to third party mandates due to a misclassification.

AUR increased US$1.5 billion (26%) to US$7.3 billion for the year ended June 2002 compared to June 2001. The growth in AUR has been primarily driven by the ongoing investment of IDDF capital, combined with some new third party mandates.

With the launch of IDDF, Lend Lease's future strategy will focus only on mandates in which IDDF has an interest. Third party client investments are therefore expected to reduce as existing investments run-off.

Assets under Resolution represents the legal loan balances of loans managed on behalf of investors and is only indicative of the volume of activity in the business. As noted above, advisory fees from IDDF are earned on investors' capital commitments to the Fund and not the level of AUR. Asset management fees are generally earned on the amount invested in the portfolio, the quantum of which can vary significantly with each transaction activity.

TRANSACTION FEES

Transaction fees include incentive fees and financing/consulting fees. Incentive fees are earned from the successful resolution of portfolios serviced for IDDF and its investment partners and third party clients. These fees are based on achieving returns above predetermined investment return hurdles. In addition, Lend Lease has the potential to earn incentive fees in its role as advisor to IDDF based on a pre-determined return above certain preferred investor hurdles. It is anticipated that these incentive fees will begin to emerge in 2005.

Incentive fees increased A$3.2 million to A$6.2 million for the year ended June 2002 relating to fees earned from third party portfolios in Japan (A$4.2 million) and IDDF portfolios in Korea (A$2.0 million).

Financing/Consulting/Other income of A$1.3 million primarily represents financing fees associated with the placement of a financing facility for IDDF.

OTHER INCOME

	June 2002 Total A$m	June 2001 Total A$m
Investment Income		
International Distressed Debt Fund	7.1	
Other	0.6	(0.4)
Total	**7.7**	**(0.4)**

The June 2002 Investment Income primarily relates to income earned from Lend Lease's investment in IDDF. The nature of IDDF is such that the profitability of the business is largely geared towards derivation of incentive fees and investment income. A key driver of the business is the velocity with which capital can be deployed and non-performing loans resolved to generate returns for investors.

PROFIT AFTER TAX

The Commercial Credit business recorded a small loss after tax for the year ended June 2002 compared to a loss after tax of A$11.5 million for June 2001. The result for the financial year was underpinned by investment income of A$7.1 million earned on Lend Lease's average A$53.7 million investment in IDDF and after the inclusion of significant expenses associated with the establishment of IDDF and the supporting asset management platforms in Asia. The Asian infrastructure is now in place and with the successful final closing of IDDF in December 2001, subject to market conditions, the business expects to be profitable in the June 2003 financial year.

EUROPE

The REI Europe business consists of two business units:

- **Investment Management - Equity,** which includes the management of Bluewater on behalf of investors (including Lend Lease's 30% direct ownership), the Lend Lease Retail Partnership, the Lend Lease Overgate Partnership and acting as agent for other entities in Europe (including the Lend Lease Global Properties Fund (Global Fund) and Lend Lease Houlihan Rovers) for which advisory/asset management fees, funds management fees and transaction fees for acquisitions, dispositions and arranging finance are earned. Investment Management – Equity includes the entity Lend Lease Global Real Estate Advisors and relates to the dedicated investment management of the Global Fund and its sister fund, Lend Lease Asia Properties.
- In addition Lend Lease receives investment income from co-investments in funds and direct investment in assets, and equity accounted profits from Generali Lend Lease and Lend Lease Porto Retail (up to sale date of 27 December 2001).
- **Retail Property Management** includes the management of UK retail shopping centres (Bluewater in Kent, Overgate in Dundee and Touchwood in Solihull) and the Larry Smith Retail Centre management business in Spain. The Larry Smith Retail Centre management business in Italy was sold on 11 December 2001, with an effective sale date of 1 July 2001 (see below), and earnings from this business were not included in the results for the year ended June 2002.

ANALYSIS OF RESULT

	Year ended June 2002				Year ended June 2001			
	Investm't Mgt-Equity £m	Retail Property Mgt £m	Total £m	A$m	Investm't Mgt - Equity £m	Retail Property Mgt £m	Total £m	A$m
Annuity fees								
Advisory/Asset management fees	4.5		4.5	12.5	3.1		3.1	8.4
Funds management fees	1.6		1.6	4.4	0.7		0.7	1.9
Property management fees		1.1	1.1	3.1		1.1	1.1	3.0
Larry Smith revenue		1.6	1.6	4.4		2.2	2.2	6.0
Total annuity fees	**6.1**	**2.7**	**8.8**	**24.4**	**3.8**	**3.3**	**7.1**	**19.3**
Transaction fees	**2.3**	**1.1**	**3.4**	**9.5**	**0.4**	**2.1**	**2.5**	**6.8**
Total operational revenues	**8.4**	**3.8**	**12.2**	**33.9**	**4.2**	**5.4**	**9.6**	**26.1**
Investment income	20.9		20.9	58.0	18.3		18.3	49.9
Equity accounted profit	1.5		1.5	4.2			-	-
Gain on sale of investments	5.7		5.7	15.8			-	-
Total income before expenses	**36.5**	**3.8**	**40.3**	**111.9**	**22.5**	**5.4**	**27.9**	**76.0**
Expenses			(21.7)	(60.5)			(16.9)	(46.0)
Profit before tax			**18.6**	**51.4**			**11.0**	**30.0**
Gain/(loss) on fx hedge				(1.7)			-	(1.6)
Hedged profit before tax			**18.6**	**49.7**			**11.0**	**28.4**
Income tax expense (1)			(6.6)	(17.8)			(4.4)	(10.5)
Profit after tax			**12.0**	**31.9**			**6.6**	**17.9**

(1) Income tax expense in A$m is net of the tax benefit on the fx hedge loss.

INVESTMENT MANAGEMENT – EQUITY

ANNUITY FEES

Advisory/Asset management fees and Funds management fees increased by £2.3 million to £6.1 million in the year ended June 2002 compared to June 2001. The increase is due to additional fees now being earned from the Lend Lease Overgate Partnership (£0.1 million), the Lend Lease Retail Partnership following its purchase of Touchwood, Solihull Centre in September 2001 (£0.7 million), increased fees earned from asset management of the Global Fund (£1.3 million), and, an increase in fees earned from LLHR (£0.2 million).

Lend Lease Houlihan Rovers (LLHR)

LLHR is a Belgium-based European listed real estate equities management company established in February 2000. Lend Lease holds an 80% interest with the balance held by LLHR management. LLHR made a small loss for the year ended June 2002.

Lend Lease Global Properties SICAF (LLGP)

LLGP is advised by the Luxembourg-based Lend Lease Global Real Estate Advisers (LLGREA). LLGP is a private commingled opportunistic real estate investment company. Launched in February 1999, the LLGP closed to new investors in December 2000 with total capital raised of US$590.0 million, including US$60.0 million allocated to its sister vehicle: Lend Lease Asia Properties SICAF. Lend Lease has committed US$100.0 million in equity (drawn down to US$47.5 million at June 2002) to co-invest along with 13 other institutional investors from the US, Canada, Australia, Middle East and Europe.

EUROPE

INVESTMENT MANAGEMENT – EQUITY continued

ANNUITY FEES continued

Lend Lease Global Properties SICAF (LLGP) continued

LLGP pays LLGREA advisory fees for providing portfolio management, asset management and other services, broadly based on the level of assets under management. Gross advisory/asset management fees increased £2.1 million to £3.2 million for the year ended June 2002 compared to June 2001.

On 5 August 2002, LLGP acquired Akeler Holdings SA (Akeler), a real estate investment and development company, for £294.0 million. Akeler has a strong track record in the office and business park sector in the UK and a growing presence in Europe. Akeler's portfolio consists of 13 assets totalling 117,000 square metres (1.262 million square feet) and a development pipeline of a further 268,000 square metres (2.885 million square feet). The majority of the underlying assets are in the UK.

Following the Akeler acquisition, LLGP's gross assets under management total approximately US$1.0 billion.

Assets Under Management (AUM)

	AUM at June 2001 £b	Additions £b	Reductions £b	Net Revaluations £b	AUM at June 2002 £b
Bluewater	1.3				1.3
Touchwood [1]		0.2			0.2
Overgate [2]	0.1				0.1
Joint ventures/Separate Accounts [3]	0.2	0.1			0.3
Lend Lease Global Properties SICAF	0.2		(0.1)		0.1
Total AUM	**1.8**	**0.3**	**(0.1)**	-	**2.0**
Period movement in AUM %					**11.1%**

(1) Includes Lend Lease's 4.95% indirect interest in the Touchwood, Solihull retail centre via the Lend Lease Retail Partnership.
(2) Includes Lend Lease's 30.7% indirect interest in the Overgate, Dundee retail centre via the Lend Lease Overgate Partnership.
(3) Includes Lend Lease's proportional share of AUM from the Generali Lend Lease, Lend Lease Houlihan Rovers and Lend Lease Porto Retail (Arrabida) joint ventures.

AUM increased £0.2 billion (11.1%) to £2.0 billion for the year ended June 2002 compared to £1.8 billion at June 2001.

Additions to AUM of £0.3 billion largely reflect the purchase by the Lend Lease Retail Partnership of Touchwood, Solihull and additional investments managed by Lend Lease Houlihan Rovers (LLHR), and by Generali Lend Lease.

Reductions to AUM of £0.1 billion reflect the sale of the Global Fund's 50% interest in the Arrabida retail property in Portugal on 27 December 2001 and the sale of a UK office asset (Hayes). Both Global Fund sales were on terms in excess of the Fund's target return.

LLGP Assets Under Management

Gross Global Fund AUM at June 2002 was US$0.5 billion including investments in the UK, Hong Kong, Korea, Japan and Germany.

LLGP AUM is included in the AUM reported by the regional REI businesses.

	AUM at June 2001 US$b	Additions [1] US$b	Reductions US$b	Net Revaluations US$b	AUM at June 2002 US$b
Europe	0.3		(0.2)		0.1
Asia	0.2	0.2			0.4
Total AUM	**0.5**	**0.2**	**(0.2)**		**0.5**
Period movement in AUM%					**0.0%**

(1) The Global Fund acquired and disposed of a number of properties during the period – acquisitions included a residential refurbishment in Hong Kong, an office refurbishment in London, an office/residential refurbishment in Japan and an office property in Seoul, Korea. Dispositions included Hayes Park office in London, the Arrabida Shopping Centre in Portugal.

TRANSACTION FEES

Transaction fees (being acquisition/consulting/financing/disposition fees) increased £1.9 million to £2.3 million for the year ended June 2002. The increase is due to fees earned in arranging LLGP's financing for new acquisitions in Europe and, in addition, disposition fees earned on the sale of the Arrabida Shopping Centre.

EUROPE

RETAIL PROPERTY MANAGEMENT

ANNUITY FEES

Retail Property management fees are generated from the management of certain retail shopping centres (largely Bluewater, Overgate & Touchwood). Retail Property management fees for the year ended June 2002 were similar to June 2001 at £1.1 million.

Larry Smith revenue decreased £0.6 million to £1.6 million for the year ended June 2002 compared to June 2001. The decrease is largely attributable to a reduction in revenue of £0.9 million for the financial year due to the sale of Larry Smith Italy, effective 1 July 2001, offset by an increase in Spanish property management fees of £0.3m.

OTHER INCOME

	Year ended June 2002 Total		Year ended June 2001 Total	
	£m	A$m	£m	A$m
Investment Income				
Bluewater, Kent	17.4	48.3	17.0	40.1
Overgate, Dundee	2.0	5.6	6.8	8.2
Touchwood, Solihull [1]	0.1	0.3		
Lend Lease Retail Partnership	1.1	3.1	0.6	1.6
Lend Lease Overgate Partnership	2.2	6.1		
Investment income expenses [2]	(1.9)	(5.4)	(6.1)	-
Total investment income	**20.9**	**58.0**	**18.3**	**49.9**
Equity Accounted Profits/(Losses)				
Lend Lease Porto Retail	1.4	3.9	0.3	0.8
Generali Lend Lease	0.1	0.3	(0.3)	(0.8)
Total equity accounted profits/(losses)	**1.5**	**4.2**	-	-
Gain on Sale of Investments				
Arrabida/Larry Smith Italy	5.7	15.8	-	-

(1) Represents investment income on Touchwood for the period from the opening of the Centre to the date of sale to the Lend Lease Retail Partnership on 28 September 2001.

(2) Investment income expenses primarily represents a deferred return payable to investors in the Lend Lease Overgate Partnership.

Investment Income

Bluewater investment income of £17.4 million for the year ended June 2002 related to the net operating income (NOI) of Bluewater, derived from Lend Lease's remaining 30% direct interest (30% at June 2001).

The NOI of Bluewater is largely comprised of a base rent and therefore is not dependent upon sales turnover rent. However, some tenants are subject to a turnover rent "top-up". The majority of market rent reviews for Bluewater's tenants will occur during the financial year ending June 2004.

The Overgate investment income of £2.0 million for the year ended June 2002 related to the NOI derived from Lend Lease's interest in the Centre. Lend Lease received 100% of Overgate's NOI up to the point at which forward sale pre conditions relating to lease targets had been met and the investors in the Lend Lease Overgate Partnership made their final payment. From 28 September 2001, the investors in the Lend Lease Overgate Partnership (including Lend Lease which holds a 30.7% interest) received 100% of the NOI. Accordingly, investment income earned of £2.0 million related to the period from July 1 2001 to 28 September 2001.

The Lend Lease Retail Partnership (LLRP) investment income of £1.1 million for year ended June 2002 related to Lend Lease's 4.95% interest in the Partnership which owns a 25% interest in Bluewater and, throughout the financial year, progressively increased its ownership interest in Touchwood, Solihull. On 28 September 2001, the forward sale and pre-conditions in regard to minimum leasing criteria were met and the Lend Lease Retail Partnership acquired 90% of Touchwood, a further contracted payment for 4% of the Centre was completed on 25 March 2002, and a further 4% on 24 June 2002. Thus, up to June 2002, 98% of the Centre has been purchased for a total £195.0m. The final payment for the Centre is expected by December 2002.

The Lend Lease Overgate Partnership (LLOP) investment income of £2.2 million for the year ended June 2002 related to Lend Lease's 30.7% interest in the Partnership which, from 28 September 2001, owned 100% of Overgate, Dundee. Accordingly, investment income earned of £2.2 million related to the period from 28 September 2001 to 30 June 2002.

Investment income expenses primarily relate to a deferred return payable to investors in the LLOP. Prior to 29 September 2001 (28 September 2001 being the date of sale of the Overgate retail centre into the LLOP), Lend Lease was required to pay the investors a return of 8.5% per annum on the deposit (£1.4 million from the beginning of the financial year to 28 September 2001).

EUROPE

RETAIL PROPERTY MANAGEMENT

OTHER INCOME continued

Equity Accounted Profits/(Losses)

Equity accounted profits of £1.4m for Lend Lease Porto Retail represents a 50% share of the net operating income of the company which owned the Arrabida Shopping Centre in Portugal for the period from the beginning of the financial year to 27 December 2001, being the date the Centre was sold.

Equity accounted profits of £0.1 million for Generali Lend Lease represents a 40% interest in a Joint Venture with the Assicurazioni Generali S.P.A. group. GLL commenced operations in January 2001 as a joint venture between Lend Lease (40.0%) and Generali (40.0%), a major European insurance company, with the balance of the joint venture owned by GLL Management. The principal objective of the joint venture, which is based in Munich, Germany, is to provide European real estate investors access to core investment opportunities, initially in Europe, and then in other regions drawing on the Lend Lease global REI network.

During the year ended June 2002, GLL, in an agency capacity and on behalf of clients, effected two significant transactions including the acquisition of a 65% interest in a Class A office building in Washington DC and the acquisition of an 85% interest in Frankfurt's landmark MesseTurm Building, one of Europe's premier multi-tenant office buildings.

Gain on Sale of Investments

On 27 December 2001 Lend Lease sold its interest in Lend Lease Porto Retail, a holding company for the Arrabida retail property in Portugal. The proceeds on sale were £7.6 million and profit before tax on sale was £4.6 million.

On 12 December 2001, Lend Lease disposed of its investment in Larry Smith & Associates SRL, an Italian subsidiary with an effective sale date of 1 July 2001. The proceeds on sale of the company were £2.0 million and the sale generated a small profit after tax.

EXPENSES

Excluding net investment income and gains on sale of assets, the business operated at a loss during the financial year. This loss can be largely attributable to costs associated with the establishment of a real estate services infrastructure (capital raising, transactions and fund structuring) to complement the existing retail investment management base. Expenses increased £4.8 million (28%) to £21.7 million for the year ended June 2002 compared to June 2001. The increase is primarily due to additional operational costs of the Investment Management – Equity business including new business costs incurred in relation to product development, opening Middle Eastern operations and increased expenses of the Global Fund during its investment phase.

The European business has taken part in a Group-wide business re-positioning project with particular focus on providing a platform for profit growth and improving profit margins in 2003 and subsequent years.

OTHER

CAPITAL SERVICES

The principal activities of Capital Services are as investor in infrastructure assets, asset fund manager and investor in UK real estate development companies. This business is focussed on maximising the value of its existing investments and is not pursuing any new investments.

RESULTS

	Operating Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Assets	
	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
Australia & Pacific	3.3	49.1	0.2	18.9	(2.5)	8.5	8.2	3.8
Asia							9.3	9.3
Europe	8.6 (1)	27.8	12.1	(21.1)	9.2	(21.2)	19.3 (2)	20.7
Total	11.9	76.9	12.3	(2.2)	6.7	(12.7)	36.8	33.8
% of Total Group	0.1	0.7	3.1	(0.9)	3.0	(8.4)	0.4	0.4

(1) Fully provided.
(2) Segment assets are net of provisions raised in prior financial years.

AUSTRALIA & PACIFIC

Revenue of A$3.3 million and loss after tax of A$2.5 million for the year ended 30 June 2002 included the sale of Morrisons in July 2001 for A$1.6 million and cost recoveries, offset by a prior period tax under provision of A$2.4 million. Revenue of A$49.1 million and profit after tax of A$8.5 million in the corresponding financial year mainly related to the sale of Lend Lease's remaining interest in the Prospect Water Partnership. Following the sale of the investment in Morrisons the Australian Capital Services business held no material investments.

ASIA

The segment assets in Asia related to the investment in Lend Lease Asia Water Trust (16.5%) on which no income has been earned.

EUROPE

The European Capital Services business consists of investments in Chelverton, THI and Clacton. Revenue of A$8.6 million comprises loan guarantee fees in respect of Chelverton and Clacton. These fees were fully provided. Profit after tax of A$9.2 million largely comprises reversal of provisions following the proceeds received from the THI plc liquidation. Revenue of A$27.8 million for the corresponding financial year mainly related to guarantee fees earned in respect of Chelverton.

Segment assets of A$19.3 million mainly related to the investment in Chelverton Group. The status of each investment is summarised below.

Chelverton Group

Lend Lease has a 50% interest in Chelverton Group. The initial investment was made in April 1996. Lend Lease also has a 50% interest in Chelverton Properties International, which is a property developer in Poland. Lend Lease's total investment in, and guarantees provided, on behalf of Chelverton Group at June 2002 totalled A$87.2 million.

Lend Lease had reached an agreement to sell its interests in Chelverton Group and Chelverton Properties International for GBP10.0 million of which an initial payment of GBP5.0 million was received in August 2001. The completion of the sale was due to complete in June 2002. Although this has yet to occur the agreement remains in force and discussions are continuing with the purchaser regarding a restructuring of the sale transaction.

All known exposures in respect of this investment in, and guarantees provided on behalf of, the Chelverton Group have been fully provided in the financial statements.

THI plc (THI)

Lend Lease has a 14.3% interest in THI. The initial investment was made in December 1996. The performance of THI had been substantially below expectations, resulting in the Company being placed into administrative receivership on 4 April 2001 at the request of its Directors. A number of provisions have been raised in prior periods to cover the exposure. No additional provisions have been raised since 30 June 2001.

The receiver is in the process of completing and disposing of THI's investments and projects and up to 30 June 2002 a return of A$13.9 million had been received resulting in a corresponding reversal of provisions held against guaranteed loans.

Clacton

Lend Lease's approximate 43% interest in the Clacton Factory Outlet Centre was acquired in March 1998. The Centre itself has traded below expectations since opening. During the financial year the Centre was sold and Lend Lease has no further obligations in respect of the Centre. The investment and guarantees have been fully provided for in prior periods. No additional provisions have been raised since 30 June 2001.

INVESTMENTS - IT+T AND eBUSINESS INVESTMENTS

These investments related to holdings in information technology and telecommunication (IT+T) services companies and various eBusiness ventures.

RESULTS

	Operating Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Segment Assets	
	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
Australia & Pacific								
IBM Global Services Australia (IBMGSA)	20.4	11.8	20.0	11.8	16.8	7.8	73.5	77.3
Other investments including CoolSavings, Inc.	1.6		2.4	(53.5)	2.4	(40.4)		6.3
Expenses				(15.2)		(10.1)		
Total IT+T and eBusiness investments	**22.0**	**11.8**	**22.4**	**(56.9)**	**19.2**	**(42.7)**	**73.5**	**83.6**
% of Total Group	0.2	0.1	5.7	(23.7)	8.5	(28.2)	0.9	0.9

PROFIT AFTER TAX

IT+T and eBusiness investments made a profit after tax of A$19.2 million for the year to June 2002, which was largely due to distributions received from IBMGSA and the realisation of the investment in CoolSavings, Inc. which was sold in April 2002 to Landmark Ventures VII, LLC for A$1.6 million (US$0.9 million based on US$0.08 per share). The investment was fully provided for during the year to June 2001, therefore provisions of A$1.6 million after tax were released at the time of the sale.

Distributions from IBMGSA totalled A$20.4 million before tax, and related to both dividends and royalty payments.

IT+T and eBusiness initiatives have been discontinued and the strategy is focussed on maximising the value of Lend Lease's investment in IBMGSA.

SEGMENT ASSETS

Segment assets includes the investment in, and loan to, IBMGSA (A$58.6 million). The reduction in segment assets is due to IBMGSA repaying A$18.4 million of shareholder loans during the financial year, and the sale of CoolSavings, Inc. to Landmark Ventures VII, LLC.

INVESTMENTS - EQUITY (LISTED) INVESTMENTS

RESULTS

	Operating Revenue		Operating Profit Before Tax		Operating Profit After Tax		Segment Assets	
	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
AUSTRALIA & PACIFIC								
Sales of Investments								
Westpac Banking Corporation:								
Sale of shares subject to hedge arrangements	61.9	192.2	39.0	120.1	28.2	82.6		22.5
Dividend income from shares subject to forward sale				0.2		0.1		
Sale of residual holding		0.3						
Total Equity Investments	**61.9**	**192.5**	**39.0**	**120.3**	**28.2**	**82.7**	**-**	**22.5**
% of Total Group	0.5	1.7	10.0	50.0	12.4	54.6	-	-

PROFIT AFTER TAX

Equity Investments' contribution to the profits of the Group was A$28.2 million after tax for the year ended 30 June 2002 and related to the realisation of previously hedged Westpac shares, as compared to A$82.7 million for the corresponding financial year.

All remaining Westpac shares existing under the Hedge Arrangement at 30 June 2002 have been sold during the year ended June 2002. No further profits will be realised from Westpac shares.

CORPORATE

Corporate consists of Group Services (which includes corporate administration), Group Amortisation and Group Treasury (which includes all financing costs that are not directly related to real estate development projects or investments, irrespective of where those costs are incurred).

GROUP SERVICES

	Operating Revenue		Operating (Loss) Before Tax		Operating (Loss) After Tax		Segment Assets	
	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
GROUP SERVICES								
Corporate Services	21.3	43.3	(10.8)	(43.9)	(27.0)	(16.8)		
Group IT Costs			(19.6)	(27.9)	(13.8)	(18.4)		
Total Group Services	**21.3**	**43.3**	**(30.4)**	**(71.8)**	**(40.8)**	**(35.2)**	**-**	**-**

CORPORATE SERVICES

	June 2002 A$m	June 2001 A$m
Revenue		
Revenue in relation to Lend Lease Foundation	5.2	24.6
Shared Services provided to external parties	4.5	9.8
Other revenue	11.6	8.9
Total Revenue	**21.3**	**43.3**
Expenses		
Net corporate costs[1]	(18.4)	(38.3)
Provisions (raised)	(5.8)	(22.0)
Lend Lease Foundation costs	(7.9)	(26.9)
Total Expenses	**(32.1)**	**(87.2)**
(Loss) before tax	**(10.8)**	**(43.9)**
Tax benefit/(expense)	(16.2)	27.1
(Loss) after tax	**(27.0)**	**(16.8)**

(1) Net corporate costs comprises:

	30 June 2002 A$m	30 June 2001 A$m
Gross corporate costs	80.0	77.0
Shared Services	16.5	15.1
Less recoveries	(78.1)	(53.8)
Net corporate costs	**18.4**	**38.3**

Corporate Services revenue decreased to A$21.3 million for the June 2002 year from A$43.3 million in the June 2001 year. This is due to Foundation revenue decreasing due to the reduction in dividends from Lend Lease shares. Shared Services provided to external parties reduced during the financial year as the majority of services were transferred back to MLC.

Net corporate costs decreased by A$19.9 million. The June 2002 gross corporate costs included a number of material non-recurring items amounting to A$13.4 million. These included Business Repositioning project costs, legal and consultancy services on the Thredbo Coronial Inquiry and the Royal Commission into the Building Industry offset by cost savings from the Business Repositioning Project initiatives. The full benefits relating to the Business Repositioning project costs are expected to be realised in the June 2003 year. Recoveries also included material non-recurring items amounting to A$23.1 million.

GROUP IT COSTS

Global IT costs related to IT costs that were not incurred directly by the operating businesses. From 1 July 2001, Lend Lease insourced IT services from IBMGSA.

CORPORATE continued

GROUP AMORTISATION

All amortisation charges are reported at the Group, not business unit, level.

	Book Value		Amortisation Charge	
	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
Management Agreements				
US REI – Equity	377.5	423.4	8.9	8.8
HCI (previously Boston Financial Group)	202.4	230.1	4.7	4.6
Debt Businesses (including CapMark and HFF)	241.4	270.2	5.6	5.5
REI – Australia	59.8	40.1	1.2	0.8
	881.1	**963.8**	**20.4**	**19.7**
Goodwill				
Bovis Group	685.9	781.7	42.9	40.8
HCI (previously Boston Financial Group)	28.2	33.8	1.7	1.9
US REI – Equity	62.3	72.9	4.4	4.6
Debt Businesses (including CapMark and HFF)	194.2	229.7	16.8	16.1
Larry Smith	1.0	4.4	1.3	2.1
Delfin Group	72.3		3.4	
	1,043.9	**1,122.5**	**70.5**	**65.5**
Other intangible assets	**5.1**	**2.6**	**1.0**	**7.0**
Total Group amortisation at average rate			**91.9**	**92.2**
(Gain)/loss on foreign profit hedges			(10.0)	(9.9)
Amortisation adjusted for foreign exchange hedges			**81.9**	**82.3**

The Delfin Group goodwill arose on acquisition of the Delfin Group on 10 August 2001.

ACCOUNTING FOR GOODWILL AND OTHER INTANGIBLES – US DEVELOPMENTS

On 29 June 2001, the US Federal Accounting Standards Board (FASB) approved Statement SFAS142, Goodwill and Other Intangible Assets. The Statement removed the requirement to systematically amortise goodwill and instead, imposed a requirement to subject goodwill to an impairment test at each reporting date, with any impairment loss charged to profit and loss.

In respect of other intangible assets, the Statement requires:

- For intangible assets with finite lives, the intangible assets are to be amortised over their useful lives; and
- For intangible assets with indefinite lives, then no amortisation is required, with such assets to be subject to an impairment test at each reporting date, with any impairment loss charged to profit and loss.

Lend Lease would view that its management agreements fall into the latter category.

As a result of the new US rules, the International Accounting Standards Board are addressing revisions to International Accounting Standards on business combinations, including purchased goodwill and other intangibles. The Australian Accounting Standards Board (AASB) has tentatively agreed that the requirement to amortise goodwill should be removed and replaced with an impairment test for goodwill. They have also acknowledged other intangible assets may, in certain circumstances, have an indefinite useful life and, accordingly, should not be amortised but rather should be subject to impairment testing. The Directors of Lend Lease agree with SFAS142 as the impairment test reflects economic reality unlike the current Australian standard which requires a charge to the profit and loss irrespective of the underlying performance and value of the assets currently subject to amortisation charges. Lend Lease complies with the current Australian Accounting Standard.

CORPORATE continued

GROUP TREASURY

	Operating Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Assets	
	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
Net fx hedge benefits	4.6		24.1		16.9			
Interest revenue	31.1	114.5	29.3	114.5	21.8	75.8		
Borrowing costs			(68.0)	(74.3)	(37.9)	(42.0)		
Total Group Treasury	**35.7**	**114.5**	**(14.6)**	**40.2**	**0.8**	**33.8**	**519.8**	**683.7**

FOREIGN EXCHANGE HEDGE BENEFITS/COSTS

Net FX hedge benefits are earned on the Group's hedging of net assets and transactions. The current financial year amount of A$24.1 million compared to $Nil in the prior financial year is primarily due to the favourable increase in interest rate differentials between the US and Australia, earned mainly on hedging the Group net asset position (which includes intercompany loans).

Overall the impact of foreign exchange on the consolidated profit and loss was a gain of A$2.2 million pre tax compared to a loss of A$11.9 million in the prior financial year. Included in this gain are foreign exchange losses of A$21.9 million incurred on current financial year profit hedges[1]. These losses are excluded from the Group Treasury result (except to the extent that they relate to Group Treasury) and are allocated to business unit segment profit and Group interest and amortisation.

The impact of foreign exchange movements on the Group's net assets is recorded in the Foreign Currency Translation Reserve (FCTR). In the current financial year, FCTR reduced by A$60.9 million due to the stronger Australian dollar at June 2002 compared to June 2001. The level of net asset hedging was reduced during the year.

INTEREST

Operating profit before tax on interest revenue decreased by A$85.2 million to A$29.3 million for the year ended 30 June 2002. This was primarily due to higher average cash balances during the year ended June 2001 following the sale of Financial Services businesses on 30 June 2000 and higher interest rates during the year ended June 2001 as compared to June 2002. Operating interest revenue includes an apportionment of foreign exchange losses of A$1.8 million.

Borrowing costs (including non-interest) decreased by A$6.3 million to A$68.0 million for the year ended 30 June 2002, primarily due to lower average interest rates in the June 2002 year compared to the June 2001 year.

Borrowing costs comprise A$81.8 million (as per Note 4 of the June 2002 Consolidated Financial Statements) offset by the apportionment of foreign exchange gains of A$13.8 million before tax (A$9.7 million after tax) on interest incurred primarily on the US borrowings.

(1) Projected revenues less expenses from foreign operations (mainly US dollars and Pounds Sterling) are hedged within predetermined bands for the current and subsequent 2 years.

STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

BALANCE SHEET SUMMARY BY MAJOR COMPONENT

	June 2002 A$m	June 2001 A$m	Increase/ (Decrease) A$m
Cash	904.1	1,118.6	(214.5)
Real Estate Development Inventories	924.4	979.6	(55.2)
Real Estate Development Investments	140.9	36.8	104.1
Real Estate Co-investments	606.2	602.4	3.8
Other Real Estate Investments	648.9	437.4	211.5
Other Investments	42.8	59.7	(16.9)
Goodwill	1,043.9	1,122.5	(78.6)
Management Agreements	881.1	963.8	(82.7)
Borrowings	(938.6)	(1,080.8)	142.2
Other Net Assets/(Liabilities) [1]	(501.6)	(572.6)	71.0
Shareholders' Equity	**3,752.1**	**3,667.4**	**84.7**

(1) Other net assets/liabilities includes trade creditors and receivables, provisions and other liabilities including deferred tax.

Lend Lease's Balance Sheet continues to be strong. Key features of the Balance Sheet are:

- Cash was A$904.1 million at June 2002 (refer Cash Flow section below).
- The increase in Real Estate Development Investments of A$104.1 million was largely due to the acquisition of the Delfin Group.
- Other Real Estate Investments increased by A$211.5 million largely due to the increase in mortgage loans and tax credit properties compared to the June 2001 financial year.
- Total equity increased from A$3.7 billion to A$3.8 billion primarily due to retention of current period profits net of dividends paid.

CREDIT STRENGTH

Management analyses credit strength in terms of interest coverage and continues to target approximately 7 times EBITDA to interest expense ratio.

		June 2002	June 2001
CAPITAL STRUCTURE			
Shareholders			
Shares on Issue	m	434.5	429.6
Weight Average Shares on Issue	m	431.7	449.7
Credit Strength			
Borrowings to Total Assets	%	10.8	11.8
Gross Debt to Shareholders' Equity	%	25.0	29.5
Net Debt to Shareholders' Equity	%	0.9	(1.0)
Debt to Shareholders' Equity plus Debt	%	20.0	22.8
Credit Rating	Rating	A-/Baa2	A-/Baa2
Interest Coverage [1]	Times	7.6	5.4
Interest Coverage Target	Times	7	7

(1) Calculated as EBITDA plus interest revenue divided by net borrowing costs excluding foreign exchange benefit.

Borrowings were A$938.6 million at June 2002, compared to A$1,080.8 million at 30 June 2001. The ratio of borrowings to Shareholders' Equity was 25.0% at June 2002, compared to 29.5% at 30 June 2001. The ratio of Net Debt to Shareholders' Equity June 2002 was 0.9% (negative 1.0% at June 2001 due to the level of cash exceeding borrowings).

CASH FLOW

The following table summarises the major cash flows for the year ended 30 June 2002.

	A$m
Cash at 30 June 2001	**1,118.6**
Summary Of Major Cash Transactions During The Financial year	
Operating Activities	
Net receipts in the course of operations	173.8
Net Property Development receipts	518.5
Tax payments	(142.0)
Net interest paid	(52.3)
Other operating cash receipts	59.4
Net cash provided by operating activities	**557.4**
Other Cash Transactions	
Payment of dividends	(73.3)
Funding of 'out of the money' foreign exchange hedge contracts	(32.3)
REI Co-investments	(142.3)
Mortgage Loans	(219.2)
Purchase of Delfin Ltd	(173.9)
Proceeds on sale of investments (including Da Chang and Arrabida)	126.7
Net borrowing repayments	(243.6)
Other net cash flows	(14.0)
Net cash deployed for the financial year	**(214.5)**
Closing cash balance at 30 June 2002	**904.1**

Cash flow for the Corporation was strong in the June 2002 financial year. Net property development cash flows mainly relate to three projects: Olympic Village, Sydney (A$240.9 million); Touchwood Court, Solihull (A$139.9 million); and Overgate Centre, Dundee (A$132.1 million).

COMMITMENTS

Lend Lease has significant capital commitments over the next 12 months including payment for REI Co-investments of A$275.2 million (including IDDF A$109.9 million, Lend Lease Global Fund A$92.0 million and other Co-investments A$73.3 million).

TAXATION - EFFECTIVE TAX RATE

The effective tax rate was 38.9% in the June 2002 financial period as compared to 34.5% in the prior financial year. The increase is primarily due to an under provision for tax relating to previous financial years and a write-off of future income tax benefits currently assessed as non-recoverable, offset by the reduction in the Australian corporate tax rate from 34% to 30% effective 1 July 2001.

DIVIDEND FRANKING

The final dividend for the June 2002 financial year of 9 cents per share to be paid in September 2002 will be fully franked. In accordance with the previously announced policy, the Company will only pay dividends in the future up to the extent of the available franking credits. The level of franking credits in any particular financial year is dependent upon the level of taxable income generated in Australia, the timing of the realisation of profits and losses and the timing of the payment of tax. These variables are difficult to forecast and any forecast is subject to a significant margin of error. Based on current forecasts, Lend Lease expects to pay an increased fully franked dividend in the year to June 2003.

PROSPECTS

The company is budgeting for a slight increase in after tax profit for the year ended 30 June 2003. However, it must be stressed that the future profit of Lend Lease will depend on a range of factors including the state of the global economy and property markets, competitive and regulatory pressures, future deployment of capital and other relevant factors that are not possible to predict with confidence.

FIVE YEAR PROFILE

		June 2002	June 2001	June 2000	June 1999	June 1998
PROFITABILITY						
Operating revenue	$m	**12,478**	**11,454**	**12,997**	**4,119**	**3,442**
Operating profit before tax	$m	**391**	**241**	**756**	**516**	**413**
Operating profit after tax	$m	**226**	**151**	**432**	**420**	**364**
DIVISIONAL CONTRIBUTION						
Bovis Lend Lease	$m	119	90	56	37	31
Integrated Development Businesses	$m	34	31	11	128	(11)
Real Estate Investments	$m	141	117	137	70	65
Capital Real Estate Services	$m	7	(13)	15	19	12
Financial Services	$m			231	200	183
IT+ T and eBusiness Investments	$m	19	(43)	38	9	3
Equity Investments	$m	28	83	98	51	134
Corporate Amortisation	$m	(92)	(89)	(56)	(15)	(6)
Corporate Other [1]	$m	(30)	(25)	(98)	(79)	(47)
Total	$m	**226**	**151**	**432**	**420**	**364**
Operating profit after tax to revenue	%	1.8	1.3	3.3	10.3	10.6
Operating profit after tax per full-time employee	$000's	21.4	14.0	44	91	51
Earnings per share [2]	cents	52.4	33.5	85.0	82.6	71.6
Operating profit after tax to shareholders' equity (ROE)	%	6.0	4.1	8.1	12.1	11.3
Dividend per share [2]	cents	18	21	64	60	53.5
Profit share per employee	$	1,063	1,238	4,018	6,367	3,377
CORPORATE STRENGTH						
Assets Under Management	$b	86.1	92.1	71.1	73.2	73.5
Assets Under Resolution	$b	14.4	13.1	10.7		
Loans Under Servicing	$b	122.3	96.3	82.7		
EBITDA	$m	593	339	939	576	462
Total assets	$m	8,587	9,060	10,942	7,291	6,471
Cash	$m	904	1,119	3,484	621	482
Borrowings	$m	939	1,081	1,046	1,210	1,544
Current assets	$m	4,015	4,278	6,266	2,234	1,396
Current liabilities	$m	3,245	3,568	3,800	2,452	1,452
Shareholders' equity	$m	3,752	3,667	5,307	3,469	3,237
Cash Flows from operations [3]	$m	557	287	726	303	(306)
Net asset backing per share [2]	$	8.63	8.54	10.38	6.88	6.42
Ratio of current assets to current liabilities	times	1.24	1.20	1.65	0.91	0.96
Debt to shareholders' equity	%	25.0	29.5	19.7	34.9	47.7
Debt to shareholders' equity plus debt	%	20.0	22.8	16.5	25.9	32.3
Net debt to shareholders' equity	%	0.9	(1.0)	(45.9)	17.0	32.8
Debt to total market capitalisation	%	20.5	20.0	9.6	11.6	18.8
Shares on issue [2]	m	435	430	512	504	504
Number of shareholders	No.	86,003	87,516	59,553	45,113	35,404
Number of equivalent full-time employees	No.	10,554	10,484	9,774	4,627	7,079
SHAREHOLDERS' RETURNS & STATISTICS						
Proportion of shares on issue to top 20 shareholders	%	59.9	54.3	60.6	64.4	64.6
Staff shareholdings	%	13.7	14.1	13.7	13.4	13.0
Total dividends declared	$m	78	90	327	303	269
Payout ratio	%	34	60	76	72	74
Share price as at 30 June as quoted on the Australian Stock Exchange	$	10.54	12.55	21.31	20.74	16.33

(1) Includes Group Treasury and corporate administration services.
(2) Comparatives have been adjusted to reflect the 1:1 bonus issue in December 1998.
(3) June 2000 includes the cash flows of the Statutory Funds of the Financial Services business.

		June 2002	June 2001	June 2000	June 1999	June 1998
REAL ESTATE SERVICES (RES)						
BOVIS LEND LEASE						
No. of equivalent full-time employees	No.	7,500	7,583	6,692	1,488	1,234
OPERATING PROFIT AFTER TAX						
Asia Pacific	$m	34	33	39	33	26
Americas	$m	58	35	10	(1)	
Europe	$m	51	40	7	5	5
Global Markets	$m	(5)	5			
Global Management and Other Costs		(19)	(23)			
Total	$m	119	90	56	37	31
NEW WORK SECURED – Gross Profit Margin (GPM)						
Asia Pacific	$m	117	135	116		
Americas	$m	275	217	153		
Europe	$m	205	174	188		
Global Markets	$m	52	67	31		
Total	$m	649	593	488	-	-
BACKLOG GPM						
Asia Pacific	$m	69	60	58		
Americas	$m	257	211	174		
Europe	$m	216	199	220		
Global Markets	$m	54	48	30		
Total	$m	596	518	482	-	-
INTEGRATED DEVELOPMENT BUSINESSES						
No. of equivalent full-time employees	No.	464	154	196	215	185
OPERATING PROFIT AFTER TAX						
Australia and Pacific	$m	38	(27)	(50)	10	
North America	$m	(8)	(4)	(5)	(3)	
Asia	$m	6	12	3	(24)	(27)
Europe	$m	2	50	63	145	16
Global Management	$m	(4)				
Total	$m	34	31	11	128	(11)
PROPERTY INVENTORIES						
AUSTRALIA						
Commercial Offices	$m	29	23	243	361	291
Retail	$m				2	11
Residential	$m	128	138	211	257	75
Total Australia	$m	157	161	454	620	377
INTERNATIONAL						
Commercial	$m	12	10			
Industrial	$m	13	23	12	16	45
Retail	$m	724	778	920	1,333	916
Residential	$m	18	8			
Total International	$m	767	819	932	1,349	961
Total	$m	924	980	1,386	1,969	1,338

		June 2002	June 2001	June 2000	June 1999	June 1998
REAL ESTATE INVESTMENTS						
No. of equivalent full-time employees	No.	**2,277**	**2,431**	**2,506**	**1,533**	**2,511**
OPERATING PROFIT AFTER TAX						
Australia and Pacific	$m	31	19	14	8	9
North America	$m	85	90	89	62	58
Asia	$m	(7)	(10)	4	(6)	1
Europe	$m	32	18	30	6	(3)
Total	$m	**141**	**117**	**137**	**70**	**65**
VALUE OF MANAGEMENT AGREEMENTS						
AUSTRALIA						
Australian Prime Property Fund	$m	61	48	48	48	38
General Property Trust	$m	263	247	213	187	179
Lend Lease US Office Trust	$m	20				
Total Australia	$m	**344**	**295**	**261**	**235**	**217**
INTERNATIONAL						
North America	$m	1,195	1,330	1,177	565	734
Total International	$m	**1,195**	**1,330**	**1,177**	**565**	**734**
Total Value of Management Agreements	$m	**1,539**	**1,625**	**1,438**	**800**	**951**
ASSETS UNDER MANAGEMENT (1)						
AUSTRALIA						
General Property Trust	$b	6.6	5.7	5.2	4.6	3.9
Other	$b	5.2	5.3	4.8	2.4	2.3
Total Australia	$b	**11.8**	**11.0**	**10.0**	**7.0**	**6.2**
INTERNATIONAL						
North America	$b	67.4	74.7 (2)	57.5	36.4	40.7
Asia	$b	1.8	1.5	0.8	0.3	0.3
Europe	$b	5.1	4.9	2.8	1.4	0.3
Total International	$b	**74.3**	**81.1**	**61.1**	**38.1**	**41.3**
Total Assets Under Management	$b	**86.1**	**92.1**	**71.1**	**45.1**	**47.5**
ASSETS UNDER RESOLUTION						
INTERNATIONAL						
North America	$b	1.6	1.9	2.0		
Asia	$b	12.8	11.2	8.7		
Total Assets Under Resolution	$b	**14.4**	**13.1**	**10.7**	-	-
LOANS UNDER SERVICING						
INTERNATIONAL						
North America	$b	122.3	96.3	82.7	12.0	
Total Loans Under Servicing	$b	**122.3**	**96.3**	**82.7**	**12.0**	-

(1) Lend Lease Corporation recognises Assets Under Management where an asset management fee is received. Where partial ownership exists Lend Lease recognises a proportion of the asset owned.

(2) US REI AUM at June 2001 has been positively restated by A$5.4 billion to reflect, and ensure consistency with, certain additions and reclassifications between components of AUM at June 2002.

Lend Lease Corporation Limited
ANNUAL CONSOLIDATED FINANCIAL REPORT
30 JUNE 2002

CONTENTS **PAGE**

CONSOLIDATED FINANCIAL STATEMENTS

STATEMENTS OF FINANCIAL PERFORMANCE

Year ended 30 June 2002

		Note	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
REVENUE FROM ORDINARY ACTIVITIES						
Revenue from the sale of development properties		3(a)	818.8	568.9		
Revenue from the provision of services		3(b)	11,220.9	9,996.8	34.5	21.0
Other revenues from ordinary operating activities		3(c)	438.3	888.1	302.1	639.9
Total revenue from ordinary activities			**12,478.0**	**11,453.8**	**336.6**	**660.9**
EXPENSES FROM ORDINARY ACTIVITIES						
Integrated property development activities			(806.6)	(900.0)		
Project and construction management activities			(10,269.8)	(9,081.4)		
Real estate equity and debt management activities			(866.7)	(847.2)		
Investment activities			(22.4)	(140.9)		
Administration expenses			(73.6)	(156.2)	(179.0)	(299.7)
Borrowing costs			(81.8)	(84.6)	(51.6)	(82.2)
Total expenses from ordinary activities			**(12,120.9)**	**(11,210.3)**	**(230.6)**	**(381.9)**
Share of net profit of associates accounted for using the equity method		32	29.8	0.4		
Share of net profit/(loss) of joint venture entities using the equity method		33	4.2	(3.4)		
Profit before tax from ordinary activities			**391.1**	**240.5**	**106.0**	**279.0**
Income tax expense relating to ordinary activities		5(a)	(152.3)	(83.0)	(45.0)	(61.5)
Profit after tax from ordinary activities			**238.8**	**157.5**	**61.0**	**217.5**
Ordinary profit after tax attributable to outside equity interests			(12.5)	(6.1)		
NET PROFIT ATTRIBUTABLE TO MEMBERS OF LEND LEASE CORPORATION LIMITED			**226.3**	**151.4**	**61.0**	**217.5**
Non owner transaction changes in equity						
Decrease in Foreign Currency Translation Reserve		23	(60.9)	(4.7)		
Total changes in equity from non owner related transactions attributable to the members of Lend Lease Corporation Limited			**165.4**	**146.7**	**61.0**	**217.5**
Dividend payout ratio	(%)	6	34.4	59.6		
Dividend per share	(cents)	6	18.0	21.0	18.0	21.0
Basic earnings per share	(cents)	6	52.4	33.5		
Diluted earnings per share	(cents)	6	52.4	33.5		

The accompanying notes form part of these financial statements.

STATEMENTS OF FINANCIAL POSITION

As at 30 June 2002

	Note	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
CURRENT ASSETS					
Cash and cash equivalents	7	904.1	1,118.6	0.1	
Receivables	8	2,177.4	2,509.1	2,787.0	2,580.5
Inventories	9	392.3	473.2		
Other investments	11	350.7	118.9		
Other assets	16	190.3	58.3		
Total current assets		4,014.8	4,278.1	2,787.1	2,580.5
NON CURRENT ASSETS					
Receivables	8	75.6	65.5	327.7	862.0
Inventories	9	791.4	777.3		
Equity accounted investments	10	166.1	113.3		
Other investments	11	922.0	904.1	1,327.5	999.5
Future income tax benefit	5(d)	388.1	535.8	36.6	58.3
Property, plant and equipment	12	128.7	147.4	6.9	7.9
Goodwill	13	1,043.9	1,122.5		
Management agreements	14	881.1	963.8		
Other intangibles	15	58.9	37.6		
Other assets	16	116.3	114.5		
Total non current assets		4,572.1	4,781.8	1,698.7	1,927.7
Total assets		8,586.9	9,059.9	4,485.8	4,508.2
CURRENT LIABILITIES					
Creditors	17	2,799.5	2,732.5	390.7	324.8
Borrowings	18		100.0		
Current tax liabilities	5(b)	10.8	102.0	33.6	41.4
Provisions	19	318.3	342.3	70.1	123.9
Other interest bearing liabilities	20	31.2	32.0		
Other non interest bearing liabilities	21	85.1	259.0		
Total current liabilities		3,244.9	3,567.8	494.4	490.1
NON CURRENT LIABILITIES					
Creditors	17	6.8		954.2	1,000.1
Borrowings	18	938.6	980.8		
Provisions	19	107.7	92.3		0.1
Provision for deferred income tax	5(c)	193.1	228.2	5.2	1.7
Other interest bearing liabilities	20	267.7	315.1		
Other non interest bearing liabilities	21	76.0	208.3		
Total non current liabilities		1,589.9	1,824.7	959.4	1,001.9
Total liabilities		4,834.8	5,392.5	1,453.8	1,492.0
NET ASSETS		3,752.1	3,667.4	3,032.0	3,016.2
EQUITY					
Contributed equity	22	797.7	765.8	797.7	765.8
Reserves	23	51.5	112.4	104.6	104.6
Retained profits	24	2,899.1	2,749.9	2,129.7	2,145.8
Total parent equity interest		3,748.3	3,628.1	3,032.0	3,016.2
Outside equity interests in controlled entities	25	3.8	39.3		
TOTAL EQUITY	26	3,752.1	3,667.4	3,032.0	3,016.2

The accompanying notes form part of these financial statements.

STATEMENTS OF CASH FLOWS

Year ended 30 June 2002

		Consolidated		Company	
	Note	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash receipts in the course of operations		11,982.7	9,868.5	72.4	110.6
Cash payments in the course of operations		(11,808.9)	(9,773.8)	(54.3)	(117.7)
Integrated property development receipts	29(b)	1,165.6	817.7		
Integrated property development expenditure	29(b)	(647.1)	(538.3)		
Interest received		31.1	118.9	146.1	203.0
Dividends received		37.4	31.8	60.3	204.3
Distributions from partnerships received	29(b)	22.0	18.5		
Income tax paid in respect of operations		(142.0)	(162.9)	(23.9)	(22.0)
Interest paid		(83.4)	(93.0)	(51.6)	(82.1)
Net cash provided by operating activities	29(a)	**557.4**	**287.4**	**149.0**	**296.1**
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from sale/redemption of investments	29(b)	126.7	117.0		3.5
Purchases of investments	29(b)	(361.5)	(224.7)	(402.0)	
Repayment of loans from/(loans to) associates/related parties	29(b)	34.0	(13.6)	24.6	(10.5)
Proceeds from sale of controlled entities	29(d)	5.7			
Payment for acquisition of controlled entities	29(c)	(173.9)	(46.9)		(11.5)
Proceeds from sale of property, plant and equipment		3.1	9.6		0.5
Purchases of property, plant and equipment		(32.7)	(45.5)	(0.8)	(0.6)
Purchases of management agreements		(21.7)			
Proceeds from sale of management agreements and goodwill		7.0			
Income tax paid on the sale of financial services businesses			(545.2)		(545.2)
Net cash used in investing activities		**(413.3)**	**(749.3)**	**(378.2)**	**(563.8)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from borrowings	29(b)	1,936.9	1,124.4		
Repayment of borrowings	29(b)	(2,180.5)	(1,133.2)		
Net proceeds from share issues	22,24	32.7	49.8	32.7	49.8
Payments for share buybacks [1]	22		(1,757.2)		(1,757.2)
Dividends paid		(73.3)	(219.7)	(73.3)	(219.7)
Decrease in financing of controlled entities				269.9	2,194.8
Return of capital to outside equity interest		(37.2)			
Net cash (used in)/provided by financing activities		**(321.4)**	**(1,935.9)**	**229.3**	**267.7**
OTHER CASH FLOW ITEMS					
Effect of exchange rate changes on cash and cash equivalents		(26.8)	32.6		
Cash balances in controlled entities acquired		1.3			
Cash balances in controlled entities sold		(11.7)			
Net (decrease)/increase from other items		**(37.2)**	**32.6**	**-**	**-**
Net (decrease)/increase in cash and cash equivalents		**(214.5)**	**(2,365.2)**	**0.1**	**-**
Cash and cash equivalents at beginning of financial year		**1,118.6**	**3,483.8**	**-**	**-**
Cash and cash equivalents at end of financial year	7	**904.1**	**1,118.6**	**0.1**	**-**

(1) Comprises both the capital component (A$618.7 million) and dividend component (A$1,138.5 million) of the off-market share buyback completed in October 2000.

The accompanying notes form part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) BASIS OF PREPARATION

The Annual Financial Report is a general purpose financial report, which has been prepared in accordance with applicable Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, the Corporations Act 2001 and Urgent Issues Group Consensus Views. The Financial Statements have been prepared under the historical cost convention and, except where stated, does not take into account changing values or fair values of non current assets. The accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous financial year, except where otherwise noted.

BASIS OF CONSOLIDATION

The Lend Lease Group (Lend Lease) consolidation comprises all entities controlled by Lend Lease Corporation Limited (Lend Lease Corporation).

Where an entity either began or ceased to be controlled during the year, the results are included only from the date control commenced or up to the date control ceased.

The balances, and effects of transactions, between controlled entities included in the Consolidated Financial Statements, have been eliminated.

Outside interests in the equity and results of the entities that are controlled by Lend Lease are shown as a separate item in the Consolidated Financial Statements.

COMPARATIVES

The classification of certain items of expenses from ordinary activities disclosed on the Statements of Financial Performance have changed from the prior year to be consistent with the requirements of the revised AASB 1018 "Statement of Financial Performance". Amounts previously disclosed in the prior year as amortisation, depreciation and borrowing costs totalling A$212.8 million, have now been included in expenses from ordinary activities.

Amounts totalling A$66.9 million included in provisions other in the prior year have been reclassified to inventories and investments to achieve consistency with current year disclosures.

(b) REVENUE

REVENUE FROM THE SALE OF DEVELOPMENT PROPERTIES represents:

- for residential land sales, upon settlement of contract;
- for non residential land management sales, upon exchange of contract where all the conditions under the sales contract have been met or are reasonably likely to be met; and
- for residential and non residential built-form property development sales, upon exchange of sales contracts when all conditions under the sales contract have been met or are reasonably likely to be met, in accordance with the proportion of the development completed, provided construction work in progress is more than 50% complete.

REVENUE FROM THE PROVISION OF SERVICES represents:

- for property construction, the value of work performed using the percentage complete method, which is measured by reference to actual costs to date as a percentage of total forecast costs for each contract; and
- for property and funds management, capital services and property development, management fee entitlement for services rendered.

DIVIDENDS

Dividends are recognised when declared.

RENTAL INCOME

Rental Income is recognised on an accruals basis.

PROCEEDS ON SALE OF INVESTMENTS

Proceeds on sale of investments are recognised when an unconditional contract is in place.

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES continued

(c) PROFITS

Profits are brought to account:

- for property construction, progressively at an amount equivalent to general overheads or an amount equivalent to the value of work performed when the outcome of a contract can be reliably determined (Lend Lease does not consider that the outcome of a construction contract can be reliably determined until it is at least 50% complete);
- for residential land management sales, upon settlement of contract;
- for non residential land sales, upon exchange of contract where all the conditions under the sales contract have been met or are reasonably likely to be met; and
- for residential and non residential built-form property development sales, upon exchange of sales contracts when all conditions under the sales contract have been met or are reasonably likely to be met, the proportion on the development is completed, provided construction work in progress is more than 50% complete. Where a loss on a contract is foreseeable, the full loss is recognised in the current period.

(d) INCOME TAX

Lend Lease applies the liability method of tax effect accounting whereby income tax expense is calculated on the pre-tax profit adjusted for permanent differences. Income tax relating to timing differences arising from items being brought to account in different periods for income tax and accounting purposes is carried forward in the Statements of Financial Position as "Future income tax benefit" or "Provision for deferred income tax". Future income tax benefits relating to income tax losses are only brought to account when their realisation is virtually certain.

(e) INVESTMENTS

Investments are carried at the lower of cost or recoverable amount. The assessment of net recoverable amount of each holding is carried out at least annually by an independent valuer for assets carried in the Statements of Financial Position at over A$100.0 million and for assets carried in the Statements of Financial Position at over A$20.0 million where the last independent valuation was less than 10% higher than Statements of Financial Position value; for other assets carried in the Statements of Financial Position between A$20.0 million and A$100.0 million at least bi-annually; and for other assets at least once every 3 years.

The independent valuers determine the recoverable amount of each asset using valuation methodologies appropriate to the particular nature and circumstances of each asset or class of assets. Such methodologies, where appropriate, include discounting the expected net cash flows to their present value.

(f) ASSOCIATES

Associates are those entities over which the economic entity exercises significant influence, but not control. Investments in associates are accounted for using the equity method. This method requires the carrying amount of investments in associates to be adjusted by the economic entity's share of the associates' net profit or loss after tax and other movements in reserves. These amounts are recognised in the Group's Statements of Financial Performance and consolidated reserves respectively.

Dividends from associates represent a return of the Group's investment and as such are applied as a reduction to the carrying value of the investment.

(g) PARTNERSHIPS

Interests in partnerships are accounted for using the equity method. Interests in partnerships are carried at the lower of the equity accounted carrying amount and recoverable amount. The equity accounted carrying amount is the historical cost plus Lend Lease's share of the partnership's result less any drawings or distributions made to Lend Lease. Lend Lease's share of the partnership's result is included in the Statements of Financial Performance for the period.

(h) JOINT VENTURE ENTITIES

A joint venture entity is an entity which has a contractual arrangement whereby two or more parties undertake an economic activity which is subject to joint control.

Investments in joint venture entities are accounted for using the equity method. Investments in joint venture entities are carried at the lower of the equity accounted carrying amount and recoverable amount.

Lend Lease's share of joint venture entities' net profit or loss after tax is recognised in the Statements of Financial Performance for the period. Other movements in joint venture entities' reserves are recognised directly in consolidated reserves.

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES continued

(i) JOINT VENTURE OPERATIONS

A joint venture operation is a joint venture that is not in the form of an entity. Lend Lease's interest in an unincorporated joint venture is brought to account by including its interest in the following amounts in the appropriate categories in the Statements of Financial Position and Financial Performance:

- each of the individual assets employed in the joint venture;
- liabilities incurred by the consolidated entity in relation to the joint venture and the liabilities for which it is jointly and/or severally liable;
- expenses incurred in relation to the joint venture; and
- revenue earned in relation to the joint venture.

(j) RECEIVABLES

TRADE DEBTORS

Trade debtors are carried at amounts due and are generally due for settlement within 30 days. The collectability of debts is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off. Specific provisions are made for doubtful accounts.

(k) PRE-CONTRACT AND PROJECT BIDDING COSTS

Lend Lease expenses all pre-contract and project bidding costs unless there is a high degree of certainty that a contract will be entered into (at least sole or preferred bidder status) and the costs will be fully recoverable from contract revenues. Costs previously expensed are not subsequently reinstated when a contract award is achieved.

(l) INVENTORIES

PROPERTY HELD FOR RESALE

Property acquired for development and sale in the ordinary course of business is carried at cost to date, including borrowing costs incurred.

The net recoverable amount of each holding is assessed by independent valuers and a provision for diminution in value is raised by the Directors where cost (including costs to complete) exceeds the valuation. The assessment of net recoverable amount is carried out in accordance with the policy applied for investments (refer Note 1(e)).

CONSTRUCTION AND DEVELOPMENT WORK IN PROGRESS

The gross amount of construction and development work in progress consists of costs attributable to work performed together with emerging profit and after providing for any foreseeable losses.

(m) PROPERTY, PLANT AND EQUIPMENT

Land, buildings and leasehold improvements are carried at the lower of cost or recoverable amount.

Except for investment properties, depreciation is provided on cost or valuation over the economic lives of the assets. Amortisation is provided on leasehold improvements over the remaining period of the lease. Most plant is depreciated over a period not exceeding 10 years, furniture and fittings over 15 years, motor vehicles over 8 years and computer equipment over 3 years. The straight-line method of depreciation/amortisation is used.

The carrying amount of non current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the financial period in which it occurs.

(n) IT SOFTWARE SYSTEMS

Direct costs incurred in the development of major IT Systems are capitalised on the Statements of Financial Position. A major IT Software System is one that has a total cost in excess of A$10.0 million and that will provide demonstrable ongoing benefits to Lend Lease.

IT Systems are amortised on a straight-line basis over a period not exceeding 5 years.

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES continued

(o) MANAGEMENT AGREEMENTS

Management agreements are held at cost. These agreements are independently valued in accordance with the policy applied for investments (refer Note 1(e)). Management agreements are amortised over their estimated useful lives, assessed to be no more than 50 years.

(p) GOODWILL

Goodwill represents the excess of the purchase consideration plus incidental acquisition costs over the fair value of the identifiable net assets acquired on the acquisition of a controlled entity, and is amortised on a straight-line basis over a period to which the benefits are expected to arise, not exceeding 20 years.

In establishing the fair value of the identifiable net assets acquired, a liability for restructuring costs is only recognised at the date of acquisition where there is a demonstrable commitment and a detailed plan. The liability is only recognised where there is little or no discretion to avoid payments to other parties in settlement of costs of the restructuring and a reliable estimate of the amount of the liability as at the date of acquisition can be made.

The unamortised balance of goodwill is reviewed and where the balance exceeds the value of expected future benefits, the difference is charged to the Statements of Financial Performance.

(q) EMPLOYEE BENEFITS

Employees' superannuation funds and retirement plans provide benefits for employees. In addition, Lend Lease provides an employee profit sharing scheme and share plans for employees, subject to eligibility. Contributions by Lend Lease companies are charged against current income.

The provisions for employee entitlements to wages, salaries, annual leave and sick leave represent present obligations resulting from employees' services provided up to the balance date, calculated at undiscounted amounts based on current wage and salary rates including related on-costs.

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided up to balance date.

(r) TRADE CREDITORS

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to Lend Lease. Trade accounts payable are normally settled within 60 days.

(s) BORROWINGS

Borrowings are carried on the Statements of Financial Position at the sum of the drawn principal and accrued interest, which is accrued at the contracted rate.

(t) FOREIGN CURRENCY

Lend Lease's international currency management strategy and policy is detailed in Note 30.

Assets and liabilities of self-sustaining foreign operations and, where applicable, the corresponding forward foreign exchange contract hedges are converted at rates of exchange ruling at balance date and the resulting foreign currency gains and losses are recorded net of income tax in the Foreign Currency Translation Reserve. Other Foreign Currency Translation Reserve amounts are transferred to retained earnings when the underlying assets change in nature or are realised.

All other assets and liabilities denominated in foreign currency, and where applicable the corresponding forward foreign exchange contract hedges, are converted at rates of exchange at balance date and the resulting foreign currency gains and losses are taken to the Statements of Financial Performance in the financial period in which they arise.

Forward foreign exchange contracts are entered into to cover the anticipated excess of revenue less expenses within foreign operations (refer Note 30). These foreign exchange contracts are converted at the ruling rates of exchange at balance date. The resulting foreign exchange gains and losses are taken to the Statements of Financial Performance for hedge contracts that relate to the current financial period, or held on the Statements of Financial Position as an asset or liability for hedge contracts that relate to future periods, provided that sufficient excess of revenue over expenses are anticipated to be made by the foreign operations. The effect is to record revenue after expenses from foreign operations at the hedged exchange rate.

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES continued

(u) DERIVATIVES

Lend Lease is exposed to changes in interest rates and foreign exchange rates and uses interest rate swaps, cross currency swaps, options, and forward foreign exchange contracts to hedge these risks.

Derivative financial instruments designated as effective hedges are accounted for on the same basis as the underlying exposure.

Interest payments and receipts under interest rate swap contracts are recognised on an accruals basis in the Statements of Financial Performance as an adjustment to interest expense during the financial period, or capitalised within inventories when incurred in relation to property acquired for development and resale (refer Note 1(l)).

Group policy permits the purchase and sale of options. Purchased options are treated as effective hedges. Sold options are not treated as effective hedges for accounting purposes and therefore these options are immediately recognised on the Statements of Financial Position. Changes in the value of such options are recognised in the Statements of Financial Performance. As at 30 June 2002, there were no such options outstanding. The same treatment is given to any other form of derivative transaction entered into which is not classified as an effective hedge. As at 30 June 2002, there were no such derivatives outstanding.

The accounting policy for forward foreign exchange contracts is set out in Note 1(t).

(v) PROVISIONS

Provisions are raised to recognise future obligations as a result of a past event where it is probable that an outflow of economic benefits will be required to settle the obligation.

Provisions for restructuring are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced. Costs related to ongoing activities are not provided for.

Where the carrying amount of a non current asset is determined to be in excess of its recoverable amount at balance date, then a provision against this asset is raised.

(w) BORROWING COSTS

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings and amortisation of ancillary costs incurred in connection with arrangement of borrowings.

Ancillary costs incurred in connection with the arrangement of borrowings are capitalised and amortised over the life of the borrowings.

Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take more than 12 months to prepare for their intended use or sale. In these circumstances, borrowing costs are capitalised to the costs of the assets. Where funds are borrowed specifically for the acquisition or construction of a qualifying asset, the amount of borrowing costs capitalised are those incurred in relation to that borrowing. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average interest rate.

(x) EARNINGS PER SHARE

BASIC EARNINGS PER SHARE

Basic earnings per share is determined by dividing net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(y) EMPLOYEE SHARE PLANS

Lend Lease employee share plans are funded by Lend Lease contributions at the rate of:

- up to 7.5% of each individual employee's annual salary; and
- employee profit share calculated at the rate of up to 7.5% of profit before tax in accordance with a Profit Sharing Deed.

These contributions are expensed by the Company in the Statements of Financial Performance. The Lend Lease employee share plans utilise these contributions for on-market purchases of shares in Lend Lease Corporation. Shares acquired by the Lend Lease employee share plans are allocated to individual employees in accordance with their salary and profit share entitlements.

In addition, an annual allotment of 0.5% of the issued capital of Lend Lease Corporation is granted to various employee share plans for allocation to employees based on individual and departmental performance. These shares are issued to the plans at 50 cents per share and this amount is expensed in the Statements of Financial Performance at issue date. These shares may be allocated to individual employees either during the current year or future financial periods.

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES continued

(z) CHANGE IN ACCOUNTING POLICY

SEGMENT REPORTING

Lend Lease has applied the revised AASB 1005 "Segment Reporting" for the first time from 1 July 2001 (refer Note 2 Segment Reporting).

Comparative information has been restated for the change in the definition of segment revenue and results.

REVENUE AND PROFITS ON SALE OF RESIDENTIAL LAND

Change in Basis of Application of Accounting Policy

Following the acquisition of the Delfin Group, the basis of revenue recognition for the sale of residential land was changed, effective 1 July 2001. Previously, Lend Lease recognised revenue for residential land sales upon exchange of unconditional sales contract. Lend Lease now recognises such revenue upon settlement of contract. The purpose of this change was to enable a more reliable basis for measurement of revenue and profit on urban communities projects.

This voluntary change in accounting policy has resulted in a decrease in revenue and profit after tax for the period ended 30 June 2002 of A$10.6 million and A$4.3 million respectively. There was no impact on opening retained profits at 1 July 2001.

Had the revised policy been applied in the previous financial year, the financial impact of the change in policy would be a reduction in revenue of A$5.2 million for the year ended 30 June 2002 and A$5.4 million for the year ended 30 June 2001 and a reduction in profit after tax of A$3.0 million for the year ended 30 June 2002 and A$1.3 million for the year ended 30 June 2001.

2. SEGMENT REPORTING

The segment results are discussed and analysed in the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) included within this report.

BUSINESS SEGMENT SUMMARY

	Segment Revenue [1][2]		Other Unallocated Revenue [1]		Group Operating Revenue		Segment Result [1][2][3]		Share of Net Profit/(Loss) of Equity Accounted Investments		Other Unallocated Revenues & Expenses [1][3]		Group Operating Profit/(Loss) Before Tax		Group Operating Profit/(Loss) After Tax from Ordinary Activities [4]		Group Operating Profit/(Loss) After Tax	
	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
Project and Construction Management [5]	10,389.5	9,204.3	42.8		10,432.3	9,204.3	122.1	98.4	6.9	2.9	57.4	44.0	186.4	145.3	119.6	90.3	119.4	90.3
Integrated Property Development [6]	873.2	844.5		28.7	873.2	873.2	54.3	29.9	7.7	(4.0)	3.5	11.0	65.5	36.9	45.5	36.8	33.9	30.9
Total Real Estate Solutions	11,262.7	10,048.8	42.8	28.7	11,305.5	10,077.5	176.4	128.3	14.6	(1.1)	60.9	55.0	251.9	182.2	165.1	127.1	153.3	121.2
REI – Equity	563.6	526.1	75.9	31.7	639.5	557.8	97.7	64.3	12.7	2.4	51.2	21.5	161.6	88.2	113.9	69.3	113.0	69.3
REI – Debt	373.6	379.5	6.6		380.2	379.5	1.4	2.3	6.7	2.5	22.7	18.0	30.8	22.8	27.6	17.5	27.8	17.3
Total Real Estate Investments	937.2	905.6	82.5	31.7	1,019.7	937.3	99.1	66.6	19.4	4.9	73.9	39.5	192.4	111.0	141.5	86.8	140.8	86.6
Total Core Real Estate	12,199.9	10,954.4	125.3	60.4	12,325.2	11,014.8	275.5	194.9	34.0	3.8	134.8	94.5	444.3	293.2	306.6	213.9	294.1	207.8
Non Core Businesses/ One-Off Items																		
Capital Services	11.9	28.0		48.9	11.9	76.9	12.3	(20.1)		(6.8)		24.7	12.3	(2.2)	6.7	(12.7)	6.7	(12.7)
IT+T and eBusiness Investments	11.3	11.8	10.7		22.0	11.8	11.7	(56.9)			10.7		22.4	(56.9)	19.2	(42.7)	19.2	(42.7)
Equity Investments	61.9	192.5			61.9	192.5	39.0	120.3					39.0	120.3	28.2	82.7	28.2	82.7
Total Non Core Business	85.1	232.3	10.7	48.9	95.8	281.2	63.0	43.3	-	(6.8)	10.7	24.7	73.7	61.2	54.1	27.3	54.1	27.3
Total Segment	12,285.0	11,186.7					338.5	238.2	34.0	(3.0)								
Unallocated Corporate			57.0	157.8	57.0	157.8					(126.9)	(113.9)	(126.9)	(113.9)	(121.9)	(83.7)	(121.9)	(83.7)
Total Group			193.0	267.1	12,478.0	11,453.8					18.6	5.3	391.1	240.5	238.8	157.5	226.3	151.4

(1) **Change in Accounting Policy**
Under revised AASB 1005 Segment Reporting, effective 1 July 2001, individual business segments have been identified based on the consolidated entity's management reporting system. REI Debt and REI Equity are new business segments, previously reported under REI segment. AASB 1005 does not permit certain items of revenue and expenses to be attributed to particular segments for the purposes of determining segment revenues and segment results. These include corporate expenses, interest and dividend revenue, proceeds on the sale of investments (unless the segment's operations are primarily of a financial nature) and income tax expenses. Comparative information has been restated for the changes in definition of segment revenues and results. The financial effect of the change was a decrease in total segment revenue of A$267.1 million and a decrease in total comparative segment profit before tax of A$2.3 million.

(2) Segment revenues, expenses and results include inter-segment transfers between business segment of A$24.4 million. Inter-segment transfers are priced on an arm's length basis.

(3) Segment results include amortisation, of which A$81.9 million has been reclassified to Unallocated Corporate for MD&A purpose.

(4) Represents the Group net profit before Outside Equity Interest.

(5) Formerly referred to as Bovis Lend Lease.

(6) Formerly referred to as Property Development.

2. SEGMENT REPORTING continued

BUSINESS SEGMENT SUMMARY continued

	Depreciation & Amortisation [2]		Non Cash Expenses other than Depreciation & Amortisation [3]		Segment Assets [1]		Equity Accounted Investments		Unallocated Corporate Assets [1]		Total Group Assets		Acquisition of Non Current Assets [4]		Segment Liabilities [1]		Unallocated Corporate Liabilities [1]		Total Group Liabilities	
	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
Project & Construction Management	63.3	64.0	17.8	25.1	3,404.7	3,329.2	4.8	4.8	52.8	104.1	3,462.3	3,438.1	26.1	68.1	2,678.6	2,615.3	19.2	80.7	2,697.8	2,696.0
Integrated Property Development	7.7	3.9	(14.3)	117.2	481.3	852.1	124.3	56.0	30.1	76.7	635.7	984.8	78.3	2.0	203.6	159.5	16.7	229.6	220.3	389.1
Total Real Estate Solutions	**71.0**	**67.9**	**3.5**	**142.3**	**3,886.0**	**4,181.3**	**129.1**	**60.8**	**82.9**	**180.8**	**4,098.0**	**4,422.9**	**104.4**	**70.1**	**2,882.2**	**2,774.8**	**35.9**	**310.3**	**2,918.1**	**3,085.1**
REI – Equity	43.3	26.3	52.7	102.2	2,851.6	2,660.2	13.5	29.2	212.0	209.0	3,077.1	2,898.4	29.0	51.9	566.4	549.2	1,035.1	1,080.3	1,601.5	1,629.5
REI – Debt	23.8	19.7	18.6	8.6	754.1	890.9	23.5	23.4	4.1	0.7	781.7	915.0	27.2	43.1	127.7	283.4	1.8		129.5	283.4
Total Real Estate Investments	**67.1**	**46.0**	**71.3**	**110.8**	**3,605.7**	**3,551.1**	**37.0**	**52.6**	**216.1**	**209.7**	**3,858.8**	**3,813.4**	**56.2**	**95.0**	**694.1**	**832.6**	**1,036.9**	**1,080.3**	**1,731.0**	**1,912.9**
Total Core Real Estate	**138.1**	**113.9**	**74.8**	**253.1**	**7,491.7**	**7,732.4**	**166.1**	**113.4**	**299.0**	**390.5**	**7,956.8**	**8,236.3**	**160.6**	**165.1**	**3,576.3**	**3,607.4**	**1,072.8**	**1,390.6**	**4,649.1**	**4,998.0**
Non Core Businesses/ One-Off Items																				
Capital Services			12.2	70.9	0.3	15.9	14.1	15.0	22.4	2.9	36.8	33.8			45.3	16.6	2.2	7.2	47.5	23.8
IT+T and eBusiness Investments			(1.0)	58.1	58.9	83.6			14.6		73.5	83.6					0.2		0.2	
Equity Investments			22.3	71.6		22.4				0.1		22.5				101.1	10.5		10.5	101.1
Total Non Core Business	**-**	**-**	**33.5**	**200.6**	**59.2**	**121.9**	**14.1**	**15.0**	**37.0**	**3.0**	**110.3**	**139.9**	**-**	**-**	**45.3**	**117.7**	**12.9**	**7.2**	**58.2**	**124.9**
Total Segment	**138.1**	**113.9**	**108.3**	**453.7**	**7,550.9**	**7,854.3**	**180.2**	**128.4**					**160.6**	**165.1**	**3,621.6**	**3,725.1**				
Unallocated Corporate									**519.7**	**683.7**	**519.8**	**683.7**					**127.5**	**269.6**	**127.5**	**269.6**
Total Group									**855.7**	**1,077.2**	**8,586.9**	**9,059.9**					**1,213.3**	**1,667.4**	**4,834.8**	**5,392.5**

(1) **Change in Accounting Policy**
Under revised AASB 1005 Segment Reporting, effective 1 July 2001, individual business segments have been identified based on the consolidated entity's management reporting system. REI Debt and REI Equity are new business segments, previously reported under the REI segment. AASB 1005 does not permit certain assets and liabilities to be attributed to particular segments for the purposes of determining segment assets and segment liabilities. These include income tax assets and liabilities, borrowing and liabilities related to assets that are subject of finance lease liabilities. Comparative information for assets has been restated for the changes in the definition.

(2) Represents segment amortisation and depreciation.

(3) Non cash expense represents those non cash items included in the reconciliation of profit from ordinary activities after income tax to net cash provided by operating activities (refer Note 29).

(4) The acquisition of segment assets that are expected to be used during more than one year. These assets represent capital expenditure and include assets acquired under finance leases but exclude investments.

2. SEGMENT REPORTING continued

GEOGRAPHICAL SEGMENT SUMMARY

	Segment Revenue		Group Operating Total Revenue		Group Profit/(Loss) Before Tax		Group Operating Profit/(Loss) After Tax		Segment Assets		Acquisition of Non Current Assets	
	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
Australia & Pacific	1,657.8	1,946.9	1,693.4	1,997.9	188.4	126.2	129.1	66.9	844.0	886.4	99.6	2.1
North America	7,084.3	6,003.1	7,091.8	6,032.8	177.2	101.3	120.6	82.5	4,403.6	4,063.7	53.0	121.0
Asia	299.4	396.7	328.7	406.2	7.7	13.6	(1.6)	5.4	454.7	567.3	1.1	1.9
Europe	3,243.5	2,840.0	3,307.1	2,859.1	144.7	113.3	100.1	80.3	1,848.6	2,336.9	6.9	40.1
Total Segment	**12,285.0**	**11,186.7**							**7,550.9**	**7,854.3**	**160.6**	**165.1**
Unallocated Corporate			**57.0**	**157.8**	**(126.9)**	**(113.9)**	**(121.9)**	**(83.7)**				
Total Group			**12,478.0**	**11,453.8**	**391.1**	**240.5**	**226.3**	**151.4**				

BUSINESS SEGMENTS

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

REAL ESTATE SOLUTIONS

The Group's Real Estate Solutions business *encompasses two major business activities as follows:*

Project and Construction Management

Real estate project management, construction management and engineering. In addition this business segment is responsible for the creation and management of Private Finance Initiatives (PFI's) and Build Operate Transfer projects (BOT).

Integrated Property Development

All aspects of property development from concept through design, planning, construction, financing and leasing to eventual sale.

REAL ESTATE INVESTMENTS

Real Estate Investments - Equity

Management of real estate investment funds on behalf of clients, co-investment in funds, portfolio management, the leasing, management and redevelopment of shopping centres and acting as financial advisor and arranger of project finance and related services.

Real Estate Investments - Debt

Management of real estate associated debt comprising: co-investment real estate assets, origination and servicing of commercial mortgages and mezzanine loans, resolution of sub-performing and non-performing commercial mortgages.

2. SEGMENT REPORTING continued

BUSINESS SEGMENTS continued

CAPITAL SERVICES

The principal activities of Capital Services are as investor in infrastructure assets and asset fund managers, and investor in UK real estate development companies. This business is focussed on maximising the value of its existing investments and is not pursuing any new investments.

IT+T AND eBUSINESS INVESTMENTS

Investments in information technology and telecommunication (IT+T) services companies and various eBusiness ventures.

EQUITY INVESTMENTS

Strategy has been from time to time to make and hold investments in companies where a strategic business rationale existed, and where a mutually beneficial business relationship with these companies could be developed. The decision to invest or divest equity investments is determined after consideration of both strategic and valuation factors.

UNALLOCATED BUSINESS SEGMENT

CORPORATE

Group Treasury, amortisation and corporate administration services. All financing costs that are not directly related to real estate development projects or investments are reported in unallocated corporate.

GEOGRAPHICAL SEGMENTS

The Group's businesses operate on a global basis; segment revenue is based on the geographical location of customers; and segment assets are based on the geographical location of the assets. The Group's business segments operate geographically as follows:

AUSTRALIA & PACIFIC

Real estate project management; construction management and engineering; property development; real estate equity investment management, investor in infrastructure assets and asset fund managers; investments in technology and telecommunications services companies and holder of investments in strategic companies.

NORTH AMERICA

Real estate project management; construction management and engineering; property development; real estate equity and debt investment management; and investments in technology and telecommunications services companies.

ASIA

Real estate project management; construction and engineering; property development; real estate equity and debt investment management.

EUROPE

Real estate project management; construction management and engineering; property development; real estate equity investment management; investor in infrastructure assets and asset fund managers.

3. REVENUE

	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
Revenue from sale of development properties	818.8	568.9		
Revenue from the provision of services	11,220.9	9,996.8	34.5	21.0
Other revenue from ordinary operating activities	438.3	888.1	302.1	639.9
Total revenue	**12,478.0**	**11,453.8**	**336.6**	**660.9**
Total comprising:				
(a) REVENUE FROM THE SALE OF DEVELOPMENT PROPERTIES				
Bluewater, Kent		272.5		
Touchwood, Solihull	481.9			
Overgate Centre, Dundee	13.1	25.5		
Olympic Village/Newington, Sydney	156.3	182.2		
Admiralty Industrial Park, Singapore	10.4	38.1		
Urban Communities projects	157.1	50.6		
	818.8	**568.9**	**-**	**-**
(b) REVENUE FROM THE PROVISION OF SERVICES				
Real Estate Solutions				
Project and construction management	10,379.3	9,193.5		
Integrated property development	49.1	23.7		
	10,428.4	**9,217.2**	**-**	**-**
Real Estate Investments				
Property and funds management	788.0	769.8		
Other	4.5	9.8	34.5	21.0
	11,220.9	**9,996.8**	**34.5**	**21.0**
(c) OTHER REVENUES FROM ORDINARY OPERATING ACTIVITIES				
DIVIDENDS RECEIVED				
Controlled entities			45.9	189.2
Other related parties	0.3	0.5	9.1	0.5
Other corporations	30.8	25.6	5.2	24.6
	31.1	**26.1**	**60.2**	**214.3**
RENTAL INCOME				
Bluewater, Kent	48.3	46.4		
Overgate, Dundee	5.6	18.4		
Other	0.5	5.0		
	54.4	**69.8**	**-**	**-**
INTEREST RECEIVED				
Controlled entities			159.6	260.0
Other related parties	0.8	2.5	1.1	2.8
Other corporations	30.3	112.0	0.7	2.4
	31.1	**114.5**	**161.4**	**265.2**

3. REVENUE continued

(c) OTHER REVENUES FROM ORDINARY OPERATING ACTIVITIES continued

	Consolidated		Company	
	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
PROCEEDS ON SALE OF INVESTMENTS				
Westpac Banking Corporation [1]	61.9	192.5		
Lend Lease Porto Retail (Arrabida)	21.2			
Larry Smith, Italy	5.7			
Larry Smith, Switzerland	0.1			
Bovis Thames Shanghai Limited (Da Chang)	22.7			
Lend Lease Real Estate Partners I	0.6			
Lend Lease European Mutual Fund	20.3			
CoolSavings, Inc	1.6			
Morrisons	1.6			
Calderdale	13.2			
Kiwi Property Group	20.5			
Vestar Glendale		29.7		
Whitecliff Properties		19.2		
Prospect Water Partnership		18.4		
Infrastructure Investment Corporation Limited		2.0		2.0
Bulwer Island Energy Partnership		30.5		
Cempaka, Indonesia		9.5		
Other	3.1	1.6		
	172.5	**303.4**	**-**	**2.0**
SHARE OF PARTNERSHIPS' RESULT				
King of Prussia	27.3	22.2		
YCP II	3.3	6.8		
Whitecliff Properties		2.1		
Lend Lease Retail Partnership	3.1	1.6		
Lend Lease Overgate Partnership	6.1			
	39.8	**32.7**	**-**	**-**
OTHER REVENUE				
Guarantee fees	11.5	27.0	52.5	58.9
Distributions received	13.0	13.4		
Other	84.9	58.7	28.0	99.5
	109.4	**99.1**	**80.5**	**158.4**
Proceeds on sale of property development entities [2]	**-**	**242.5**	**-**	**-**
Total other revenues from ordinary activities	**438.3**	**888.1**	**302.1**	**639.9**

(1) Represents the unwinding of the hedging arrangements (refer Note 11).
(2) Represents the disposal of Lend Lease's 50% joint venture interest in Aurora Place (88 Phillip Street, Sydney).

A more detailed analysis of revenue is included within Management's Discussion and Analysis of Financial Condition and Results of Operations.

4. ORDINARY PROFIT ITEMS

	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
Profit from ordinary activities before income tax is arrived at after including:				
Depreciation and Amortisation				
Depreciation of IT systems	13.2			
Depreciation of property, plant and equipment and leasehold improvements	40.7	36.0	2.0	1.3
Amortisation of goodwill	70.5	65.5		
Amortisation of management agreements	20.4	19.7		
Amortisation of other intangibles	6.6	10.1		
Total depreciation and amortisation expense	**151.4**	**131.3**	**2.0**	**1.3**
Borrowing Costs				
Non interest borrowing costs	**6.3**	**3.7**		
Interest borrowing costs				
Controlled entities			51.6	82.2
Related entities	1.2			
Other corporations	76.9	93.3		
Less: Capitalised interest borrowing costs	(2.6)	(12.4)		
Net interest borrowing costs	**75.5**	**80.9**	**51.6**	**82.2**
Net borrowing costs charged to Statement of Financial Performance	**81.8**	**84.6**	**51.6**	**82.2**
Bad debts expense	0.5	41.6		34.0
Loss/(profit) on sale of property, plant and equipment	0.8	(0.1)		(0.3)
Cost of development properties sold	688.8	468.5		
(Profit)/loss on sale of investments				
Westpac Banking Corporation	(39.6)	(120.9)		
Lend Lease Porto Retail (Arrabida)	(13.2)			
Larry Smith, Italy	(2.6)			
Bovis Thames Shanghai Limited (Da Chang)	(2.6)			
Lend Lease European Mutual Fund	(1.8)			
Prospect Water Partnership		(18.3)		
Vestar Glendale		(3.2)		
Whitecliff Properties		(0.5)		
Bulwer Island Energy Partnership		(6.4)		
Infrastructure Investment Corporation Limited		0.1		0.1
Cempaka, Indonesia		(8.4)		
CoolSavings, Inc	(1.6)			
Calderdale	(10.9)			
Kiwi Property Group	(4.6)			
Other	(1.0)	(1.1)		
Total (profit)/loss on sale of investments	**(77.9)**	**(158.7)**	**-**	**0.1**
Net foreign exchange loss/(gain)	**2.5**	**11.9**	**(27.0)**	**43.0**
Net provisions (written back)/raised				
Employee benefits	16.2	43.6		0.2
Construction risks	(4.3)	14.8		
Diminution in value of property inventories	(11.0)	13.6		
Doubtful debts	(6.0)	(15.5)	14.8	(14.6)
Diminution in value of investments	(24.8)	149.1	73.9	(49.7)
Restructuring provisions	(6.4)	41.5		
Other provisions	42.7	30.6	13.9	80.0
Total net provisions raised	**6.4**	**277.7**	**102.6**	**15.9**
Operating lease rental expense	73.1	102.2		0.2
Finance lease expense	2.1	3.3		

4. ORDINARY PROFIT ITEMS continued

The capitalised interest borrowing costs relates to Olympic Village/Newington, Sydney (A$0.9 million) and Touchwood, Solihull (A$1.7 million). The interest borrowing costs other corporations (A$76.9 million) mainly relates to the guaranteed notes (refer Note 18).

The gain on sale of investment in Westpac of A$39.6 million relates to the 6 million shares effectively sold with the unwinding of the hedge on the remaining Westpac shares. As a result of this transaction, there is no further interest held in Westpac shares. The gain of A$120.9 million in June 2001 primarily relates to the 19 million shares effectively sold with the partial unwinding of the hedge on receiving Westpac shares in 2001.

The net foreign exchange loss of A$2.5 million (June 2001 A$11.9 million loss) comprises three elements. During the financial period a portion of revenue after expenses derived from US and European operations were hedged resulting in a foreign exchange loss of A$20.4 million. Profits on the foreign operations are decreased by losses on the hedges resulting in foreign profits emerging at the hedged rate. The net foreign exchange loss on transactions was A$3.0 million (June 2001 net gain of A$3.6 million). Additionally, during the financial year, a net hedging benefit of A$20.9 million arose (June 2001 cost of A$4.5 million) primarily due to the hedging of US dollar net assets. The benefit was due to a favourable increase in interest rate differentials between the US and Australia.

	Consolidated		Company	
	June 2002 A$000s	**June 2001 A$000s**	**June 2002 A$000s**	**June 2001 A$000s**
Auditors' remuneration				
Amounts received or due and receivable by the auditors of Lend Lease Corporation for:				
Auditing and review of financial reports	**4,829**	**4,848**	**307**	**331**
Other services				
Tax Services	3,077	1,790		
International Assignees tax services	3,569	2,968		
Accounting advice and verification to support contractual claim	2,728			
Accounting advice	396	289		
Acquisition due diligence	687			
IT risk review	306	697		
Other services	535	577	7	
Total other services	**11,298**	**6,321**	**7**	**-**

5. TAXATION

(a) INCOME TAX EXPENSE

	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
Profit before tax from ordinary activities	391.1	240.5	106.0	279.0
Prima facie income tax expense at 30% (June 2001 34%) of profit from ordinary activities	**117.3**	**81.8**	**31.8**	**94.9**
Tax effect of permanent differences:				
Rebateable dividends	(4.8)	(7.6)	(18.1)	(71.4)
Non assessable income	(4.9)	(4.2)	(24.0)	
Variation in overseas tax rates	(1.4)	(6.1)		
Amortisation expense	5.3	3.6		
Equity accounted profits	(4.5)	(0.1)		
Non allowable expenses	14.7	10.2	53.0	35.9
Non deductible provisions	11.1	9.2		
Non assessable capital gains	(0.8)	(3.0)		
Write off of future income tax benefits	7.0	2.8		
Other	5.8	(11.1)		
	27.5	(6.3)	10.9	(35.5)
Income tax expense for current financial year	**144.8**	**75.5**	**42.7**	**59.4**
Restatement of deferred tax balances due to change in Australian corporate income tax rate		3.4		(2.2)
Income tax under provided in previous financial years	7.5	4.1	2.3	4.3
Total income tax expense	**152.3**	**83.0**	**45.0**	**61.5**
Effective tax expense rate	**38.9%**	**34.5%**	-	-

(b) CURRENT TAX LIABILITIES

Movements during the financial year were as follows:

	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
Balance at beginning of financial year	102.0	621.0	41.4	554.2
Income tax paid	(142.0)	(708.1)	(27.2)	(574.9)
Tax loss transferred in			(21.2)	
Addition through acquisition of controlled entities	1.4			
Prior financial year (over)/under provision	(15.8)	4.1	0.5	4.3
Current financial year income tax expense on profit from ordinary activities after adjusting for timing differences	65.2	185.0	40.1	57.8
	10.8	102.0	33.6	41.4

(c) PROVISION FOR DEFERRED INCOME TAX

Provision for deferred income tax comprises the estimated liability at the applicable income tax rates on the following items:

	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
Expenditure currently deductible for tax but deferred for accounting purposes	0.2	39.2	5.2	1.7
Development expenditure deductible prior to recognition of project profits	41.6	31.1		
Deferred partnership income	34.9	35.9		
Unrealised foreign exchange movements	54.3	78.2		
Other	62.1	43.8		
	193.1	228.2	5.2	1.7

5. TAXATION continued

(d) FUTURE INCOME TAX BENEFIT

	Consolidated		Company	
	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
Future income tax benefit comprises the estimated future benefit at the applicable income tax rates on the following items:				
Provisions and accruals not currently deductible	145.6	280.2	11.7	24.8
Unrealised accounting profit on construction projects	3.4	2.8		
Taxable profit on sale of investment not yet recognised for accounting purposes	3.8			
Tax losses carried forward	153.6	170.8		
Deferred interest costs	75.3	69.1		
Unrealised foreign exchange movements		6.1	24.9	33.5
Other	6.4	6.8		
	388.1	535.8	36.6	58.3

6. DIVIDENDS AND EARNINGS PER SHARE

DIVIDENDS

	Company	
	June 2002 A$m	June 2001 A$m
SHARE BUYBACK		
Dividend component of share buyback (refer Note 22 and Note 24)		1,138.5
INTERIM DIVIDEND		
9¢ per share paid March 2002 (March 2001 13¢ per share unfranked)	38.8	55.8
FINAL DIVIDEND		
9¢ per share declared (June 2001 8¢ per share)	39.1	34.5
Dividends paid or declared	77.9	1,228.8

DIVIDENDS AND DIVIDEND FRANKING

The final dividend of 9 cents per share will be paid on 19 September 2002 (prior year 13 September 2001). The dividend payout ratio of 34.4% (June 2001 59.6%) is calculated by dividing the dividends paid or declared in the year by the consolidated ordinary profit after tax attributable to members of Lend Lease Corporation.

The final dividend will be fully franked with Class C (30%) franking credits. The interim dividend paid on 20 March 2002 (9 cents per share) was a fully franked dividend. The level of franking credits is dependent upon the level of tax paid in Australia.

The dividend franking account balance at 30 June 2002 of nil (30 June 2001 A$9.7 million based on 30% tax rate) is calculated after adjusting for franking credits which will arise from the payment of income tax provided in the accounts and after deducting franking credits to be used in the payment of the proposed final dividend and tax losses utilised in the current year. The balance of the franking account has been calculated on a basis consistent with the Company's accounting policies.

6. DIVIDENDS AND EARNINGS PER SHARE continued

EARNINGS PER SHARE

	Consolidated June 2002 A$m	Consolidated June 2001 A$m
Ordinary profit after income tax attributable to members of Lend Lease Corporation Limited.	226.3	151.4
	Number m	Number m
Weighted average shares and share equivalents	431.7	449.7
	Cents	Cents
Earnings per share (cents) (1)		
Basic	52.4	33.5
Diluted	52.4	33.5

(1) An adjustment factor of 0.99531 has been applied to prior year comparatives. This is attributable to the bonus element for the prior year relating to the issue of shares at less than market price, such as share election plan and ESAP share allocation and the off-market share buyback.

7. CASH AND CASH EQUIVALENTS

	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
Cash	287.7	345.9	0.1	
Short term investments	616.4	772.7		
	904.1	1,118.6	0.1	-

Short term investments earn variable rates of interest which averaged 4.7% per annum during the year ended 30 June 2002 (June 2001 6.1%) and are invested with parties approved by the Board of Lend Lease Corporation. These parties have acceptable credit ratings determined by recognised rating agencies.

8. RECEIVABLES

	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
CURRENT				
Trade debtors	1,819.5	1,852.0	9.0	22.8
Provision for doubtful debts	(44.7)	(107.0)		
	1,774.8	**1,745.0**	**9.0**	**22.8**
Related party receivables				
Managed property trusts	37.6	23.5		
Controlled entities			2,761.3	2,512.1
Associate entities				
Lend Lease Retail Partnership	12.1	114.5		
Lend Lease Overgate Partnership	0.6	111.4		
Pyrmont Trust (Jacksons Landing)	46.0	37.3		
IBM Global Services Australia	15.8	34.5	16.1	34.5
Bovis Thames Shanghai Limited (Da Chang)		11.3		
Other	39.3	49.6		10.5
	151.4	**382.1**	**2,777.4**	**2,557.1**
Other receivables				
Contract debtors	9.1	112.1		
Proceeds on sale of Vestar Glendale		30.6		
Advances to developers on Housing and Community Investing (HCI) Projects	17.6	15.8		
Proceeds on sale of Darling Park Stages I & II		14.3		
CapMark Advances	73.9	64.9		
Proceeds from sale of Lend Lease European Mutual Fund	20.3			
Other	130.3	144.3	0.6	0.6
	251.2	**382.0**	**0.6**	**0.6**
	2,177.4	**2,509.1**	**2,787.0**	**2,580.5**
NON CURRENT				
Loans made to Directors of Lend Lease Corporation or controlled entities in accordance with a scheme approved by shareholders in General Meeting	0.4	0.7		
Other loans to employees	6.1	3.2		
Related party receivables				
Controlled entities			327.7	861.4
Associate entities				
Pyrmont Trust (Jacksons Landing)	26.7	36.0		
Fox Studios	4.0	4.0		
Less: Provision for doubtful debt	(4.0)	(4.0)		
THI plc	30.3	40.6		
Less: Provision for doubtful debt	(25.1)	(40.6)		
Other	22.6	24.3		
Other receivables				
Other	14.6	1.3		0.6
	75.6	**65.5**	**327.7**	**862.0**
	2,253.0	**2,574.6**	**3,114.7**	**3,442.5**

CURRENT

Unless otherwise stated, receivables do not carry interest and are not discounted to present values. They are carried at estimated amounts receivable in terms of contractual or other commercial arrangements and are recognised in accordance with the accounting policies as set out in Note 1(j). Receivables are subject to a review of collectability by the Board of the relevant group company. Provisions are made for any doubtful debts.

8. RECEIVABLES continued

CURRENT continued

TRADE DEBTORS

At balance date, trade debtors by division comprised Bovis Lend Lease 93.3%, Real Estate Investments 4.4%, Integrated Development Businesses 1.5% and Others 0.8%. Trade debtors outside Australia amounted to 95.1% of the balance.

The decrease in Provision for doubtful debts of A$62.3 million is largely due to the settlement of a claim which existed and was fully provided at the date of acquisition of Bovis.

The maximum exposure to an individual trade debtor is A$48.6 million (2.7% of total trade debtors), and to the five major trade debtors is A$175.6 million (9.7% of total trade debtors).

RELATED PARTY RECEIVABLES

The receivables from managed property trusts of A$37.6 million mainly relates to management and asset development fees accrued in relation to General Property Trust (GPT) and Australian Prime Property Fund (APPF).

The Lend Lease Retail Partnership receivable of A$12.1 million mainly relates to the balance of work performed on the Solihull Shopping Centre (UK) development.

The receivable from Pyrmont Trust of A$46.0 million includes the principal loan and associated interest in relation to the land acquisitions, and development fees owing to Lend Lease in relation to the Jacksons Landing development at Pyrmont.

The receivable from IBM Global Services Australia of A$15.8 million is a loan due in February 2003.

OTHER RECEIVABLES

The contract debtors receivable of A$9.1 million relates to contracts of sale of built-form (i.e. "house and land" package) assets unconditionally exchanged before 30 June 2002. These are for Mirvac Lend Lease Village Consortium (A$5.9 million), North Shore (A$2.8 million)and other (A$0.4 million)

Vestar Glendale was sold in June 2001 with the proceeds received in July 2001.

The receivable from the developers on the Housing and Community Investing (HCI) projects relates to short term loans to the developers of tax credit properties in the US, the major component of the loan is to be repaid by March 2003.

The proceeds on sale of Darling Park Stages I and II which represented the discounted value of the final tranche of the forward sale was received during the current financial year.

CapMark Commercial Mortgage Backed Securities (CMBS) advances are advances to CMBS bond holders in order to provide liquidity in accordance with servicing contracts. During the year interest was earned at a weighted average variable rate of 5.2% (June 2001 8.2%) the decrease due to the steady fall of the prime rate.

The proceeds from the mutual fund represents a receivable from the wind-up of the Lend Lease European Mutual Fund. The funds are to be reinvested into a European SICAF based in Luxembourg, managed by Houlihan Rovers.

The other receivables of A$130.3 million includes amounts due from recently established real estate funds (A$20.3 million), prepaid taxes (A$3.2 million), recoverable costs made on behalf of employee share plan (A$14.7 million), UK VAT receivable (A$7.5 million), advances to landowners of development properties (A$7.1 million) and security deposits (A$4.5 million). The balance comprises a number of other smaller items.

NON CURRENT

The loans made to Directors of Lend Lease Corporation or controlled entities are in accordance with a scheme approved by shareholders in the General Meeting. Other loans are loans provided to employees.

The receivable from Pyrmont Trust of A$26.7 million is a loan to the joint venture to fund development expenditure. A deferred land payment of A$9.3 million was received in July 2001.

The receivable from THI plc relates to a loan. A provision of A$25.1 million has been raised with the balance of the loan being received in July 2002.

The related party receivables Other of A$22.6 million mainly comprises Maribyrnong Development Loan (A$6.5 million), a loan to Paseo Commercial Carlos III (A$6.2 million) in relation to the Tres Aguas joint venture development in Madrid, Spain, a loan to Catalyst Healthcare (A$6.2 million) and Exchange Partnership (A$3.7 million) in relation to Bovis Lend Lease PFI projects.

8. RECEIVABLES continued

NON CURRENT continued

Other receivables of A$14.6 million are advances to landowners of development properties which are progressively payable each year. The advance to Woodlands Unit Trust (A$6.9 million) is expected to be fully recoverable by June 2005 and the advance to Springfield Land Corporation (A$7.7 million) is expected to be fully recoverable by June 2007.

	Consolidated June 2002 A$m	Consolidated June 2001 A$m
Non current receivables are due in accordance with the following schedule:		
Between 1 and 2 years	8.2	27.8
Between 2 and 5 years	46.3	34.3
After 5 years	21.1	3.4
	75.6	**65.5**

9. INVENTORIES

	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
CURRENT				
Property held for sale at cost	145.0	221.6		
Less: provision for diminution in value	(12.0)	(19.3)		
	133.0	**202.3**	-	-
Construction work in progress	259.3	270.9		
	392.3	**473.2**	-	-
NON CURRENT				
Property held for sale at cost	803.2	803.8		
Less: provision for diminution in value	(11.8)	(26.5)		
	791.4	**777.3**	-	-
Total inventories	**1,183.7**	**1,250.5**	-	-
PROPERTY HELD FOR SALE				
Total cost of property held for sale includes:				
Cost of acquisition	126.3	151.3		
Development expenses	362.9	292.2		
Construction expenses	433.2	547.3		
Rates and taxes capitalised	1.7	5.8		
Borrowing costs capitalised	24.1	28.8		
Total cost	**948.2**	**1,025.4**	-	-
Less: Provision for diminution in value	(23.8)	(45.8)		
Book value	**924.4**	**979.6**	-	-
Book value comprises:				
Income producing	645.3	740.8		
Non income producing	279.1	238.8		
	924.4	**979.6**	-	-

9. INVENTORIES continued

PROPERTY HELD FOR SALE continued

Total property held for sale is comprised of:

	Note	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
Bluewater, Kent	31(o)	578.5	618.4		
Urban Communities	31(c)	113.9	34.1		
Chapelfield, Norwich	31(p)	76.0	43.1		
Overgate, Dundee[(1)]	31(t)	78.0	133.4		
Less: Provision for diminution		(11.2)	(11.0)		
Darling Park Stage III, Sydney	31(b)	26.8	26.6		
Less: Provision for diminution		(11.8)	(10.3)		
St Patricks, Sydney		14.3	6.0		
Bluewater Valley, Kent		13.2	14.1		
Shell Centre, London		12.2	9.7		
Victoria Harbour/Docklands, Melbourne		11.5	7.2		
Piers Project, San Francisco		9.7	8.0		
Greenwich Peninsula, London		8.4			
Olympic Village/Newington, Sydney	31(h)		97.6		
Hickson Road, Sydney		3.0			
Other		4.5	27.2		
Less: Provision for diminution		(2.6)	(24.5)		
Total		**924.4**	**979.6**	-	-

(1) The June 2002 balance represents Lend Lease's 20.7% ownership in the Lend Lease Overgate Partnership. Lend Lease's remaining 10% interest has been classified as a non current investment at 30 June 2002 to reflect its long term holding in the Lend Lease Overgate Partnership.

	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
CONSTRUCTION AND DEVELOPMENT IN PROGRESS				
CURRENT				
Contract costs incurred to date	36,563.3	32,213.2		
Profit recognised to date	1,816.2	1,636.0		
	38,379.5	**33,849.2**	-	-
Less: Progress billings received and receivable on completed contracts	(38,713.5)	(34,193.1)		
Net construction work in progress	**(334.0)**	**(343.9)**	-	-
Net construction work in progress comprises:				
Amounts due from customers – inventories	259.3	270.9		
Amounts due to customers – trade creditors (Note 17)	(593.3)	(614.8)		
	(334.0)	**(343.9)**	-	-
Advances on construction projects in progress included in trade creditors	**118.3**	123.7	-	-
Retentions on construction projects included in progress billings	**288.1**	280.0	-	-

The amounts due from customers – inventories of A$259.3 million at 30 June 2002 relates to Bovis Lend Lease and represents costs incurred on projects in excess of that billed to clients.

The amounts due to customers – trade creditors of A$593.3 million at 30 June 2002 relates to Bovis Lend Lease and represents billings raised to clients in excess of costs and proportional profits on projects.

10. EQUITY ACCOUNTED INVESTMENTS

	Note	Country Of Origin	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
NON CURRENT						
ASSOCIATES						
LLM Inversiones I.S.A. de C.V. (Mexican Distressed Loans)	31(k)	Mexico	15.1	19.7		
Tres Aguas (Paseo Commercial Carlos III), Madrid	31(v)	Spain	18.6	18.8		
Chelverton Properties Limited		UK	14.1	15.0		
Kiwi Property Group	31(g)	NZ	0.9	14.7		
Retirement by Design Pty Ltd		Australia	21.3			
Lend Lease Rosen Real Estate Securities LLC		USA	7.1	6.8		
Forest Gardens Residential Land Development	31(c)	Australia	6.6			
Darling Park Trust Operator		Australia	4.2	2.9		
Lend Lease Porto Retail (Arrabida Shopping Centre)	31(r)	Portugal		3.0		
Jacobs Lend Lease		Singapore	2.1	2.9		
Other			19.3	12.8		
			109.3	**96.6**		
Less: Provision for diminution			(17.5)	(20.5)		
	32		**91.8**	**76.1**	**-**	**-**
JOINT VENTURES						
Fox Studios, Sydney	31(d)	Australia	4.7	200.6		
Less: Provision for diminution				(185.6)		
North Lakes Development Joint Venture		Australia	24.5			
Caroline Springs Joint Venture	31(c)	Australia	12.9			
Pyrmont Trust (Jacksons Landing)	31(f)	Australia	13.3	13.3		
Mirvac Lend Lease Village Consortium		Australia	8.0	8.9		
Mawson Lakes Economic Development Project	31(c)	Australia	6.6			
Jacobs Lend Lease, Ireland		Ireland	2.0			
Other			2.3			
			74.3	**37.2**	**-**	**-**
Total equity accounted investments			**166.1**	**113.3**	**-**	**-**

11. OTHER INVESTMENTS

	Note	Country Of Origin	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
CURRENT						
Mortgage loans		USA	239.3	11.0		
Tax credit properties		USA	111.4	107.9		
			350.7	**118.9**	**-**	**-**
NON CURRENT						
Shares in other corporations						
Quoted at cost				28.6		
Unquoted at cost			130.0	104.4	42.8	42.8
Interests in trusts and partnerships						
Unquoted at cost			792.0	771.1	9.3	9.3
Shares in controlled entities					1,275.4	947.4
			922.0	**904.1**	**1,327.5**	**999.5**
			1,272.7	**1,023.0**	**1,327.5**	**999.5**
Total other investments non current comprise:						
SHARES IN OTHER CORPORATIONS						
Quoted at Cost						
CoolSavings, Inc.		USA		53.9		
Less: Provision for diminution				(47.6)		
Westpac Banking Corporation		Australia		22.3		
			-	**28.6**	**-**	**-**
Unquoted at Cost						
IBM Global Services Australia Limited	31(e)	Australia	42.8	42.8	42.8	42.8
Thai Market Project		Thailand	11.8	11.8		
Less: Provision for diminution			(11.8)	(11.8)		
Lend Lease Global Property Fund, SICAF	31(q)	Luxem	83.4	39.4		
Li Fung Distribution Centre		China	7.4	7.4		
Less: Provision for diminution			(7.4)	(7.4)		
Bovis Thames Shanghai Limited (Da Chang)		China		23.8		
Less: Accumulated amortisation				(4.2)		
Other			12.3	13.5		
Less: Provision for diminution			(8.5)	(10.9)		
			130.0	**104.4**	**42.8**	**42.8**

11. OTHER INVESTMENTS continued

	Note	Country Of Origin	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
NON CURRENT continued						
INTERESTS IN TRUSTS AND PARTNERSHIPS						
Unquoted at Cost						
Lend Lease Asia Water Trust		Australia	9.3	9.3	9.3	9.3
Asia Pacific Investment Company	31(m)	Singapore	87.7	96.2		
Winn Property Management		USA	6.7			
Lend Lease Retail Partnership	31(s)	UK	61.5	42.0		
Australian Prime Property Fund	31(a)	Australia	48.8	48.2		
CMBS Bonds		USA	8.2	9.6		
Real Estate Debt Fund Co-investments		USA	6.9	7.1		
Debt Management Fund Portfolios		USA	14.9	22.3		
King of Prussia Associates	31(l)	USA	232.3	242.7		
Mezzanine Debt Co-investment		USA	3.3	3.8		
Tax Credit Funds Co-investments		USA	17.2	12.4		
Value Enhancement Fund III	31(i)	USA	23.5	32.9		
Value Enhancement Fund IV	31(i)	USA	26.2	40.4		
Value Enhancement Fund V	31(i)	USA	32.0	13.0		
Yarmouth Capital Partners Limited Partnership II	31(j)	USA	83.4	103.9		
Lend Lease Real Estate Securities Fund		USA	22.5	22.4		
Lend Lease European Mutual Fund		UK		19.5		
Lend Lease International Distressed Debt Fund	31(n)	USA	65.5	52.6		
Multi-family Co-investment Funds		USA	10.3	16.5		
Lend Lease Overgate Partnership		UK	32.3			
Other			4.9	5.5		
			797.4	800.3	9.3	9.3
Less: Provision for diminution			(5.4)	(29.2)		
			792.0	**771.1**	**9.3**	**9.3**
SHARES IN CONTROLLED ENTITIES			**-**	**-**	**1,275.4**	**947.4**
Total other investments non current			**922.0**	**904.1**	**1,327.5**	**999.5**

WESTPAC BANKING CORPORATION (WESTPAC)

In December 1998, Lend Lease effected share lending and hedging arrangements (the Arrangements) with Merrill Lynch relating to 40 million shares in Westpac Banking Corporation. The Arrangements locked in the price of A$10.05 per share enabling Lend Lease to realise the value of the investment, while retaining flexibility regarding timing of the ultimate disposal.

At 30 June 2002 all 40 million shares have been unwound from the Arrangements.

The finalised position is summarised below:

	Shares Released m	Proceeds A$m	Profit After Tax A$m
Prior to 30 June 2001 reported in previous financial years	34	365.6	157.5
Year ended 30 June 2002	6	61.9	28.2
	40	**427.5**	**185.7**

12. PROPERTY, PLANT AND EQUIPMENT

	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
Land at directors' valuation	7.8	9.6	-	-
Buildings and leasehold improvements at cost	40.0	44.0		
Accumulated depreciation	(14.0)	(11.6)		
	26.0	32.4	-	-
Plant and equipment at cost	241.4	243.4	20.6	20.1
Accumulated depreciation	(150.1)	(140.5)	(13.7)	(12.2)
	91.3	102.9	6.9	7.9
Leased plant and equipment at cost	12.1	7.5		
Accumulated amortisation	(8.5)	(5.0)		
	3.6	2.5	-	-
Total carrying amount	128.7	147.4	6.9	7.9

RECONCILIATIONS

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
Freehold Land				
Carrying amount at beginning of financial year	9.6	9.6		
Disposal	(1.2)			
Foreign Exchange Movement	(0.6)			
Carrying amount at end of financial year	7.8	9.6	-	-
Buildings and Leasehold Improvements				
Carrying amount at beginning of financial year	32.4	30.7		
Additions	0.8	2.5		
Disposals	(1.7)	(0.6)		
Depreciation	(3.4)	(3.7)		
Disposal of entity	(0.1)			
Effect of exchange rate movements/other	(2.0)	3.5		
Carrying amount at end of financial year	26.0	32.4	-	-
Plant and Equipment				
Carrying amount at beginning of financial year	102.9	82.2	7.9	8.8
Additions	30.8	46.8	0.8	0.6
Disposals	(5.5)	(6.0)	(0.4)	(0.2)
Acquisition through entity acquired	2.9			
Depreciation	(34.9)	(29.3)	(1.4)	(1.3)
Disposal of entity	(0.3)			
Effect of exchange rate movements/other	(4.6)	9.2		
Carrying amount at end of financial year	91.3	102.9	6.9	7.9
Leased Plant and Equipment				
Carrying amount at beginning of financial year	2.5	7.6		
Additions	1.1	0.8		
Disposals	(0.5)	(2.9)		
Acquisition through entity acquired	2.9			
Amortisation	(2.4)	(3.0)		
Carrying amount at end of financial year	3.6	2.5	-	-
Total carrying amount	128.7	147.4	6.9	7.9

13. GOODWILL

	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
Goodwill at cost	1,213.3	1,237.5		
Accumulated amortisation	(169.4)	(115.0)		
	1,043.9	1,122.5	-	-

	Consolidated June 2002 Cost A$m	June 2002 Accumulated Amortisation A$m	June 2002 Net A$m	June 2001 Cost A$m	June 2001 Accumulated Amortisation A$m	June 2001 Net A$m
Goodwill comprises:						
ERE/Yarmouth	54.7	(14.4)	40.3	60.0	(12.8)	47.2
Rosen Consulting Group	26.6	(4.6)	22.0	29.2	(3.5)	25.7
Bovis Lend Lease Group	791.4	(105.5)	685.9	851.6	(69.9)	781.7
Boston Financial Group	32.5	(4.3)	28.2	37.0	(3.2)	33.8
Lend Lease Debt Businesses	227.2	(33.0)	194.2	249.1	(19.4)	229.7
Larry Smith	5.2	(4.2)	1.0	10.6	(6.2)	4.4
Delfin Group	75.7	(3.4)	72.3			
	1,213.3	(169.4)	1,043.9	1,237.5	(115.0)	1,122.5

The movement in cost is mainly due to the acquisition of Delfin Group in August 2001 of A$75.7 million, disposals of A$8.3 million less foreign currency translation movements of A$94.0 million. The movement in accumulated amortisation of A$54.4 million comprises amortisation expense of A$70.5 million, and disposals of A$3.1 million, less foreign currency translation movements of A$13.0 million.

14. MANAGEMENT AGREEMENTS

REAL ESTATE INVESTMENTS

	Consolidated At Cost June 2002 A$m	Consolidated At Cost June 2001 A$m	Unrecorded Valuation[4] June 2002 A$m	Unrecorded Valuation[4] June 2001 A$m
Lend Lease Real Estate Investments – US (LL REI US) [1]	876.3	964.3	1,195.4	1,330.4
Accumulated amortisation	(55.0)	(40.6)		
General Property Trust (GPT) [2]	50.8	42.7	263.0	247.0
Accumulated amortisation	(3.6)	(2.6)		
Australian Prime Property Fund (APPF) [3]	12.8		61.0	48.2
Accumulated amortisation	(0.2)			
Lend Lease US Office Trust (LL USOT)			20.3	
	881.1	963.8	1,539.7	1,625.6

(1) Movement in cost includes the exchange of Lend Lease's 75% interest in Lend Lease Apartment Management (LLPM) for a 15% interest in Winn Property Management as a result of the restructure of LLPM on 1 August 2001. Refer Other Investments Note 11.

(2) Movement in cost represents the management agreement acquired in respect of GPT's acquisition of Homemaker Retail Management Limited properties on 26 November 2001.

(3) Movement in cost represents the management agreement acquired in respect of APPF's acquisition of the Suncorp Metway Retail Property Fund properties on 9 August 2001.

(4) Directors' valuation based upon external independent valuations.

14. MANAGEMENT AGREEMENTS continued

REAL ESTATE INVESTMENTS continued

Movement in management agreements for LL REI US comprises:

	Consolidated June 2002		
	Valuation A$m	Cost A$m	Accumulated Amortisation A$m
Balance 30 June 2001	1,330.4	964.3	40.6
Valuation decrease	(18.3)		
Disposal of Lend Lease Apartment Management		(3.4)	(0.1)
Amortisation expense in financial year			19.2
Effect of exchange rate movement from June 2001 to June 2002	(116.7)	(84.6)	(4.7)
Balance at 30 June 2002	**1,195.4**	**876.3**	**55.0**

Valuations are performed by appropriately qualified independent valuers. The valuers adopt a valuation methodology they consider appropriate for valuing the particular class of management agreements. Encompassed in this methodology is the discount rate. Generally all valuers use the Capital Asset Pricing Model, with rates varying due to the valuers' views as to levels of risk associated with the cash flow of particular class of management agreements, and the relative market/sector risk. Management agreements are amortised over their useful life which is assessed to be no more than 50 years.

LEND LEASE REAL ESTATE INVESTMENTS – US (LL REI US)

Property asset management agreements between LL REI US (including those acquired with Boston Financial Group, LLP and the five debt businesses from AMRESCO Inc.) and its clients has been valued by the Directors' as a class of assets; and is supported by an external independent valuation as at 30 June 2002 at A$1,195.4 million (US$681.4 million) (June 2001 A$1,330.4 million (US$691.8 million)). The basis of the valuation was the net present value of estimated future earnings from this class of assets using a discount rate of 10.0% (June 2001 10.5%). The main factor resulting in the valuation decrease of management agreements is the movement in the exchange rate.

GENERAL PROPERTY TRUST (GPT)

A management agreement between Lend Lease and GPT pursuant to the Trust Deed was valued by Rachel Foley-Lewis, a Director of Deloitte Touche Tohmatsu at 30 June 2002 at A$263.0 million (June 2001 A$247.0 million). The valuation was dated 30 June 2002 and the basis of the valuation was the net present value of estimated future earnings from the management agreement at a discount rate of 9.65% (June 2001 9.65%). The key factor relating to the increase in valuation between 2001 and 2002 was increased funds under management of A$775.0 million.

AUSTRALIAN PRIME PROPERTY FUND (APPF)

The management agreement between Lend Lease and the unlisted APPF pursuant to the Trust Deed is disclosed in the financial statements at Directors' valuation of A$61.0 million (June 2001 A$48.2 million). The Directors' valuation is supported by an independent valuation by Mark Reading BCom; MBA; ACA; ASIA of PricewaterhouseCoopers Securities Limited at 30 June 2001 of the existing management agreement. In addition it includes the acquisition of Suncorp Metway Retail Property Fund Properties management agreement on 9 August 2001.

LEND LEASE USOT MANAGEMENT AGREEMENT

A management agreement between Lend Lease and Lend Lease USOT is disclosed in the Financial Statements at Directors' valuation of A$20.3 million. The Directors' valuation is supported by an independent valuation by Mark Reading BCom; MBA; ACA; Asia of PriceWaterhouseCoopers Securities Limited as at 30 June 2001 and has been disclosed for the first time in the 30 June 2002 consolidated financial reports.

15. OTHER INTANGIBLES

	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
Mortgage servicing rights	61.7	38.1		
Accumulated amortisation	(7.9)	(3.1)		
Bovis Lend Lease Microelectronics	4.0	4.2		
Accumulated amortisation	(2.8)	(2.1)		
Actus Lend Lease	4.4	0.8		
Accumulated amortisation	(0.5)	(0.3)		
	58.9	**37.6**	**-**	**-**

The mortgage servicing rights relate to the origination and acquisition of servicing rights for mortgage loan portfolios, which are amortised over the life of the rights (on average 10 years) against the fee income generated by the rights.

The Bovis Lend Lease Microelectronics intangible comprises of a patent A$4.0 million which is being amortised over 5 years.

The Actus Lend Lease intangible mainly comprises the acquisition from the minority partner of rights to future income streams in respect of the Fort Hood property management contract A$3.7 million. The Fort Hood property management rights are being amortised over 20 years.

16. OTHER ASSETS

	Note	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
CURRENT					
Prepayments		44.5	52.1		
Deferred bid costs		25.6	4.1		
Foreign exchange contracts	30(d)	116.2			
Other		4.0	2.1		
		190.3	**58.3**	**-**	**-**
NON CURRENT					
Prepayments		19.0	31.6		
IT systems		65.8	72.1		
Accumulated amortisation		(13.2)			
Foreign exchange contracts	30(d)	29.2			
Other		15.5	10.8		
		116.3	**114.5**	**-**	**-**
		306.6	**172.8**	**-**	**-**

Current and non current prepayments include insurance prepayments of A$19.3 million and rent and rates of A$6.5 million.

The IT systems relate to systems acquired/developed that will provide ongoing benefits to the Group. The net balance of A$52.6 million at June 2002 relates to the Enterprise System in the REI US business. The costs of the Enterprise Project are amortised over a 5 year period commencing July 2001.

17. CREDITORS

	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
CURRENT				
Trade creditors	2,108.0	2,024.4	21.0	4.6
Revenue in excess of costs and profits recognised on incomplete contracts	593.3	614.8		
Other creditors	64.1	71.8	3.7	5.3
Insurance claim reserve (1)	7.1			
Related party payables				
Controlled entities			366.0	314.9
Mirvac Lend Lease Village Consortium (MLLVC)		8.8		
Other	27.0	12.7		
	2,799.5	2,732.5	390.7	324.8
NON CURRENT				
Controlled entities			954.2	1,000.1
Other (2)	6.8			
	6.8	-	954.2	1,000.1
	2,806.3	2,732.5	1,344.9	1,324.9

(1) Represents insurance claim reserve in relation to Canopy Assurance, Lend Leases' wholly owned purpose captive insurance subsidiary.

(2) Represents outstanding claims relating to Canopy Assurance.

18. BORROWINGS AND FINANCING ARRANGEMENTS

	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
(a) BORROWINGS				
CURRENT				
Unsecured bank loans		13.7		
Secured bank loans		86.3		
	-	100.0	-	-
NON CURRENT				
Commercial notes	938.6	980.8		
Total borrowings	938.6	1,080.8	-	-
(b) FINANCE FACILITIES				
Lend Lease operating businesses have access to the following lines of credit:				
TOTAL FACILITIES AVAILABLE				
Bank overdrafts	14.5	46.0	10.0	10.0
Standby cash advance facilities	275.0	250.0	275.0	250.0
Bank credit facilities	2,346.6	2,304.6		
Commercial notes	2,438.6	2,480.8		
	5,074.7	5,081.4	285.0	260.0

18. BORROWINGS AND FINANCING ARRANGEMENTS continued

(b) FINANCE FACILITIES continued

	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
FACILITIES UTILISED AT BALANCE DATE				
Bank overdrafts				
Standby cash advance facilities				
Bank credit facilities		100.0		
Commercial notes	938.6	980.8		
	938.6	**1,080.8**	**-**	**-**
FACILITIES NOT UTILISED AT BALANCE DATE				
Bank overdrafts	14.5	46.0	10.0	10.0
Standby cash advance facilities	275.0	250.0	275.0	250.0
Bank credit facilities	2,346.6	2,204.6		
Commercial notes	1,500.0	1,500.0		
	4,136.1	**4,000.6**	**285.0**	**260.0**
Total facilities available	**5,074.7**	**5,081.4**	**285.0**	**260.0**
BANK CREDIT FACILITIES				
The amounts drawn from the various facilities at 30 June 2002 were:				
Unsecured Bank Loans				
US$300.0 million syndicated facility at LIBOR plus 0.35%, due September 2002 [1]				
US$100.0 million bank facility at LIBOR plus 0.35%, due December 2002 [2]				
£30.0 million bank facility at LIBOR plus 0.25%, due March 2003 [3]				
£200.0 million bank facility at LIBOR plus 0.35%, due November 2002 [4]		13.7		
Secured Bank Loans				
US$300.0 million secured mortgage warehouse facility at LIBOR plus 1.0-1.25%, due February 2003 [5]				
US$395.0 million secured mortgage servicing facility at LIBOR plus 0.875%, due March 2003 [5]				
£150.0 million secured facility for development projects, cancelled January 2002 [6]				
A$80.0 million secured construction facility for Olympic Village at BBSW plus 0.30%, cancelled November 2001		69.0		
US$9.0 million secured term facility at LIBOR plus 2.25%, expired in October 2001		17.3		
Total bank credit facilities	**-**	**100.0**	**-**	**-**
Commercial notes				
A$500.0 million Lend Lease commercial paper [7]				
US$250.0 million Lend Lease 6.75% guaranteed notes, due June 2005 [8]	438.6	480.8		
A$1.5 billion Lend Lease guaranteed note [9]	500.0	500.0		
Total commercial notes	**938.6**	**980.8**	**-**	**-**
Total borrowings	**938.6**	**1,080.8**	**-**	**-**

(1) This facility with a syndicate of banks was established for general working capital purposes.

(2) This bank overdraft facility is used to finance working capital requirements for the US operations. At 30 June 2002, US$69.3 million of the facility is utilised by outstanding letters of credit. US$30.7 million is disclosed as available credit facilities.

18. BORROWINGS AND FINANCING ARRANGEMENTS continued

(b) FINANCE FACILITIES continued

BANK CREDIT FACILITIES continued

(3) This short term money market facility is used for general working capital purposes in the European business. The facility can act as an overdraft, short term money market loan or a guarantee facility. At 30 June 2002, £22.5 million of the facility is utilised by outstanding letters of credit. £7.5 million is disclosed as available credit facilities.

(4) This facility with a syndicate of banks was established for general working capital purposes. The facility is a multi-borrower in that a Lend Lease subsidiary in either the United Kingdom or the United States can draw under the facility.

(5) These facilities are utilised by Lend Lease Mortgage Capital for the Fannie Mae and the Freddie Mac mortgage originations and are secured by the loans. These obligations are generally settled within 30 – 45 days of origination. The US$300.0 million facility expires in February 2003 and the US$395.0 million facility expires in March 2003. Of the US$395.0 million facility US$100.0 million is available immediately with the remaining US$295.0 million available subject to market conditions.

(6) The £150.0 million facility, which was in place for funding European development projects was cancelled on 28 January 2002.

(7) Lend Lease has a A$500.0 million Australian commercial paper program. The amount drawn under the facility at 30 June 2002 was nil, the availability of which is subject to market conditions.

(8) On 30 June 1998 Lend Lease issued s144A US$250.0 million of bonds with a coupon of 6.75% pa, due to mature on 30 June 2005.

(9) In 1999 Lend Lease (US) Finance Inc. issued A$500.0 million in notes due July 2005 with a coupon of 7.5% under its A$1.5 billion Multi-Issue-Debt Program. This issue has been swapped into US$. The availability of the A$1.0 billion balance is subject to market conditions.

The following schedule profiles the 30 June 2002 borrowings by currency and interest exposure after interest rate swaps and currency swaps have been taken into consideration.

	Interest Exposure (1) Fixed A$m	Floating A$m	Currency (2) A$ A$m	US$ A$m	£ A$m
Between 1 and 5 years	675.6	263.0		938.6	
Total	**675.6**	**263.0**	**-**	**938.6**	**-**

(1) Resulting interest rate exposure after interest rate swaps.

(2) Resulting borrowings by currency including currency swaps.

COMMERCIAL NOTES

Commercial notes are available under the commercial paper and guaranteed note program. Availability is subject to market conditions.

(c) FINANCING GUARANTEES

Lend Lease is guarantor of a bank loan facility for £2.2 million (A$5.6 million) for Chelverton Properties Limited and a US$21.5 million (A$37.7 million) facility for Chelverton Properties International NV.

Lend Lease is guarantor for a bank loan facility for US$13.8 million (A$24.2 million) for Cordia Senior Living of Westmount II, LLC.

Lend Lease is the guarantor of the progressive repayment of a A$36.2 million advance by a financier to SARV Pty Ltd, a partner in a property development project being undertaken by Delfin Lend Lease.

Lend Lease is guarantor of A$11.9 million of a debt facility for the Caroline Springs joint venture.

Lend Lease is guarantor of 50% of a new bank loan facility for Olympic Village for A$65.0 million.

Lend Lease Corporation has given guarantees in support of financing facilities included within the on-balance sheet borrowings of A$938.6 million (June 2001 A$994.5 million) disclosed above, which are held by various controlled entities. These guarantees are issued in respect of entities internal to Lend Lease and do not constitute an additional obligation to that already existing from on-balance sheet borrowings.

19. PROVISIONS

	Consolidated		Company	
	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
CURRENT				
Dividends (Note 6)	39.1	34.5	39.1	34.5
Employee benefits	100.7	70.9	0.2	0.1
Construction risks	108.1	131.9		
Restructuring	15.0	58.2		
Other	55.4	46.8	30.8	89.3
	318.3	**342.3**	**70.1**	**123.9**
NON CURRENT				
Employee benefits	52.3	44.8		0.1
Other	55.4	47.5		
	107.7	**92.3**	**-**	**0.1**
	426.0	**434.6**	**70.1**	**124.0**

The construction risks provision of A$108.1 million comprises a maintenance and warranty provision of A$77.0 million (June 2001 A$90.5 million) to cover specific or estimated claims that arise due to defects or legal disputes in relation to recently completed project management projects. Other construction risks provisions of A$31.1 million (June 2001 A$41.4 million) includes provisions raised for risks identified on projects that existed at the date of the Bovis Group acquisition.

The restructuring provision of A$15.0 million comprises the provision raised this year in relation to the acquisition of Delfin (A$0.5 million); provisions raised in prior years in respect of the REI US business of A$5.5 million (June 2001 A$36.8 million) and the provision in relation to REI US business acquisitions of A$9.0 million (June 2001 A$14.5 million). The movement primarily reflects utilisation of the REI provisions.

Other provisions (current and non current) totalling A$110.8 million comprise of a number of provisions including those in respect of defaults on mortgage loans originated for Fannie Mae A$54.8 million (June 2001 A$41.4 million). The balance in other provisions A$56.0 million (June 2001 A$24.3 million) relates to specific items not otherwise provided for in these financial statements.

20. OTHER INTEREST BEARING LIABILITIES

	Consolidated		Company	
	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
CURRENT				
Deferred settlement on acquisition - development properties	10.0	10.0		
Bluewater lease liability	18.8	20.0		
Finance lease liability	1.7	1.7		
Other	0.7	0.3		
	31.2	**32.0**	**-**	**-**
NON CURRENT				
Deferred settlement on acquisition – development properties		9.3		
Bluewater lease liability	265.3	303.5		
Finance lease liability	1.6	0.6		
Other	0.8	1.7		
	267.7	**315.1**	**-**	**-**
	298.9	**347.1**	**-**	**-**

The current deferred settlement on acquisition of development properties relates to deferred land payments for Jacksons Landing, Sydney. At 30 June 2002, the total liability of A$10.0 million (June 2001 A$19.3 million) was represented by principal A$6.1 million and interest A$3.9 million at the rate of 10.5% per annum, repayable in instalments over 5 years ended in July 2002 to CSR Limited.

The Bluewater lease liability relates to the total Bluewater head lease payments which have been capitalised into the Bluewater development costs.

Other items included in other interest bearing liabilities are shown at face value.

21. OTHER NON INTEREST BEARING LIABILITIES

	Note	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
CURRENT					
Deferred settlement on acquisition - Controlled entities		83.3	123.7		
Fox Studios			80.0		
Forward foreign exchange contracts	30 (d)		48.5		
Other		1.8	6.8		
		85.1	259.0	-	-
NON CURRENT					
Deferred settlement on acquisition – Controlled entities		12.9	35.8		
Westpac share lending collateral			61.9		
Mark to market of cross currency swap	30 (d)	55.3	108.7		
Other		7.8	1.9		
		76.0	208.3	-	-
		161.1	467.3	-	-

The current deferred settlement on acquisition of controlled entities of A$83.3 million mainly relates to deferred purchase payments for the Boston Financial Group (A$41.0 million) and the AMRESCO business (A$31.3 million). Some portion of the deferred settlement components are contingent on certain outcomes.

The non current amount of A$55.3 million represents the restated foreign exchange liabilities on the cross currency swap used to hedge the A$500.0 million medium term note due in July 2005.

The Westpac share lending and hedging arrangements (refer Note 11) were unwound during the year with the sale of the remaining 6.0 million Westpac shares.

Other items included in other non interest bearing liabilities are shown at face value and interest is not payable.

22. CONTRIBUTED EQUITY

	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
22. CONTRIBUTED EQUITY	797.7	765.8	797.7	765.8

	June 2002 No. of shares m	June 2002 A$m	June 2001 No. of shares m	June 2001 A$m
Ordinary shares issued at 30 June 2001	429.6	765.8	512.2	1,342.1
Issues and buybacks during the financial year				
Issues for:				
Dividend reinvestment plan	1.0	12.8	2.1	38.5
Share purchase plan	1.4	17.6	0.2	2.5
Share election plan (SEP) [(1)]	0.4		0.4	
Other [(2)]	0.1	0.5		
Share buybacks [(3)]			(38.3)	(618.7)
Allocation to Lend Lease Employee Share Plans [(4)]	2.0	1.0	2.6	1.4
Allocation to The Hornery Institute [(5)]			0.4	
Ordinary shares issued at 30 June 2002	434.5	797.7	429.6	765.8

Footnotes are located on next page.

22. CONTRIBUTED EQUITY continued

(1) The shares issued under the SEP represent dividends foregone by SEP participants. These shares are issued directly from share capital (rather than repurchased via on-market transactions) with the number of shares issued based upon the share price at the date the dividend payments were foregone.

(2) Other issues relate to issues to non-executive directors (38,867 shares). These shares issued are equal in value to fees which would otherwise be payable to the directors (as approved by shareholders at the 2000 AGM).

(3) On 2 October 2000, following approval at an extraordinary general meeting of shareholders, Lend Lease Corporation completed an off-market share buyback. The Company bought back 88.3 million shares of which A$618.7 million was funded from contributed equity.

(4) Refer Note 35(b) for details.

(5) At the November 2000 Annual General Meeting (AGM) an allotment of shares was made to the Hornery Institute. A total of 440,528 shares were allotted.

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. Ordinary shareholders rank after all creditors in repayment of capital.

23. RESERVES

	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
CAPITAL RESERVE	104.6	104.6	104.6	104.6
FOREIGN CURRENCY TRANSLATION RESERVE				
Opening balance	7.8	12.5		
Currency fluctuation attributable to translation and hedging of self-sustaining foreign operations	(60.9)	(4.7)		
	(53.1)	7.8	-	-
Total reserves	51.5	112.4	104.6	104.6

NATURE AND PURPOSE OF RESERVES

Capital Reserve

The capital reserve comprises realised capital profits on the disposal of assets which did not attract Capital Gains Tax.

Foreign Currency Reserve

The foreign currency translation reserve records the foreign currency differences net of income tax arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation. Refer to accounting policy Note 1(t).

24. RETAINED PROFITS

	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
Retained profits at beginning of financial year	2,749.9	3,819.9	2,145.8	3,149.7
Net profit attributable to Lend Lease Corporation Limited	226.3	151.4	61.0	217.5
Dividends foregone pursuant to share election plan	0.8	7.4	0.8	7.4
	2,977.0	3,978.7	2,207.6	3,374.6
Dividends paid or declared (refer Note 6)	(77.9)	(1,228.8)	(77.9)	(1,228.8)
Retained profits at the end of financial year	2,899.1	2,749.9	2,129.7	2,145.8

Dividends paid or declared in the year ended 30 June 2001 included A$1,138.5 million in relation to the share buyback completed in October 2000 (refer Note 22).

25. OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES

	Consolidated June 2002 A$m	Consolidated June 2001 A$m
Outside equity interests in controlled entities comprise:		
LLD Precinct 2 Pty Limited (33.33%)[1]		28.5
Lend Lease Apartment Management (25%)[2]		6.2
Lend Lease Asset Management (10%)	2.1	4.9
Lend Lease Actus (25%)	2.4	0.3
Other	(0.7)	(0.6)
	3.8	39.3
Represented by:		
Interest in retained profits at the end of the financial year	(6.6)	10.0
Interest in share capital	10.4	29.3
Total outside equity interest	**3.8**	**39.3**

(1) At 30 June 2002 the LLD Precinct 2 Pty Limited's outside equity interest related to Mirvac's 33.33% interest in the Olympic Village precinct of the Olympic Village/Newington project. During the financial year, Mirvac Lend Lease Village Consortium made a distribution of A$37.2 million to Mirvac.

(2) In July 2001, Lend Lease bought out the minority interest of Lend Lease Apartment Management. Lend Lease merged the company with Winn Property Management, in return for a 15% interest in that company in the year ended 30 June 2002.

26. TOTAL EQUITY RECONCILIATION

	Note	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
Equity at the beginning of the financial year		**3,667.4**	**5,306.6**	**3,016.2**	**4,596.4**
Movements comprise:					
Movements in contributed equity	22	31.9	(576.3)	31.9	(576.3)
Dividends paid or declared out of ordinary profits	6	(77.9)	(90.3)	(77.9)	(90.3)
Dividends foregone pursuant to share election plan	24	0.8	7.4	0.8	7.4
Share buyback dividend	6		(1,138.5)		(1,138.5)
Net profit attributable to members of Lend Lease Corporation Limited		226.3	151.4	61.0	217.5
Other changes in equity					
Movement in Foreign Currency Translation Reserve	23	(60.9)	(4.7)		
Total revenues, expenses and valuation adjustments attributable to members of Lend Lease Corporation Limited		**120.2**	**(1,651.0)**	**15.8**	**(1,580.2)**
Total changes in outside equity interests in controlled entities	25	(35.5)	11.8		
Total movement in equity for the financial year		**84.7**	**(1,639.2)**	**15.8**	**(1,580.2)**
Equity at the end of the financial year		**3,752.1**	**3,667.4**	**3,032.0**	**3,016.2**

27. CONTINGENT LIABILITIES

Lend Lease has the following contingent liabilities:

Lend Lease has provided warranties to National Australia Bank (NAB) in connection with the sale of Lend Lease's Financial Services businesses to NAB on 30 June 2000. The period of notification of potential warranty breaches (except for taxation warranties) expired on 30 June 2002. Warranties have also been given in relation to payment of taxes and compliance with taxation laws and any claims under these warranties must be notified prior to 30 June 2005.

Following the 30 July 1997 Thredbo landslide, a number of commercial claims have been made against Lend Lease and other third parties. There is uncertainty as to whether a future liability will arise in respect of these claims. The ultimate outcome cannot be reliably estimated. The directors are of the opinion, based on legal advice, that no claim provision is required at this time.

27. CONTINGENT LIABILITIES continued

In addition to these claims, there are a number of legal claims and exposures (other than items, included in Notes 28, 31 and 32) which arise from the normal course of business. There is significant uncertainty as to whether a future liability will arise in respect of these items. The amount, if any, of any liability which may arise cannot be measured reliably at this time. The Directors' are of the opinion that all known liabilities have been brought to account and that adequate provision has been made for any known or anticipated losses.

In certain circumstances Lend Lease Corporation guarantees the due performance of particular Group entities in respect of their obligations. These guarantees are provided in respect of activities that are in the ordinary course of business and any known losses in respect of the relevant contracts have been brought to account.

The Company provides financial guarantees on bank facilities of certain entities. These are disclosed in Note 18 Borrowings and Financing Arrangements.

The Australian Taxation Office (ATO) is currently undertaking an audit of the holding company and certain Australian subsidiaries within the Lend Lease Group. A number of issues have been raised by the ATO in respect of their audit and discussions are ongoing. The ultimate outcome of the tax audit cannot be reliably estimated at this time.

	Consolidated		Company	
	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
28. COMMITMENTS				
(a) OPERATING LEASES				
Estimated aggregate amount of operating lease expenditure agreed or contracted but not provided for in the financial statements:				
Land and buildings – self occupied	292.7	275.0	25.4	39.7
Plant and equipment	32.7	113.1		
	325.4	**388.1**	**25.4**	**39.7**
Due within 1 year	97.5	106.5	15.5	14.8
Due between 1 and 5 years	192.6	223.4	9.9	24.8
Due later than 5 years	35.3	58.2		0.1
	325.4	**388.1**	**25.4**	**39.7**
(b) CAPITAL EXPENDITURE				
At balance date the aggregate amount of capital expenditure contracted but not provided for in the financial statements:				
Due within 1 year	-	4.3	-	-
(c) CONTROLLED ENTITIES				
At balance date the aggregate amount of expenditure contracted but not provided for in the financial statements:				
Due within 1 year				
Rosen Financial Services II	25.6			
Delfin Limited		171.8		

28. COMMITMENTS

(d) FINANCE LEASE COMMITMENTS

	Note	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
At balance date the aggregate amount of finance leases contracted:					
Due within 1 year		1.9	1.9		
Due between 1 and 5 years		1.7	0.6		
		3.6	2.5	-	-
Less: Future lease finance charges		(0.3)	(0.2)		
		3.3	2.3	-	-
Lease liabilities provided for in the financial statements:					
Current	20	1.7	1.7		
Non Current	20	1.6	0.6		
		3.3	2.3	-	-

(e) INVESTMENTS

	Note	Consolidated June 2002 A$m	Consolidated June 2001 A$m	Company June 2002 A$m	Company June 2001 A$m
At balance date capital commitments existed in respect of interests in partnerships, investments or joint ventures contracted but not provided for in the financial statements:					
Due within 1 year					
Lend Lease International Distressed Debt Fund	31(n)	109.9	139.7		
Lend Lease Real Estate Partners I Ltd		2.7	3.3		
Value Enhancement Fund IV	31(i)		32.7		
Skyline Fund			24.0		
Lend Lease Global Fund, Luxembourg	31(q)	92.0	152.9		
Multi-family investment funds		3.0	5.0		
Lend Lease Retail Partnership	31(s)	2.6	26.5		
Mirvac Lend Lease Village Consortium	31(h)		2.1		
Generali Lend Lease		3.1	6.5		
Mezzanine Debt Co-Investment		31.1	34.9		
Tactical Office Partnership		17.5			
CMBS B-Pieces		9.4			
Affordable Housing (Fannie Mae)		3.8			
Other			0.9		
Due between 1 and 5 years					
Mirvac Lend Lease Village Consortium	31(h)		13.2		
Value Enhancement Fund V	31(i)	13.2	112.0		
Multi-family investment funds		23.7	18.5		
Agri Business Farm Credit Program		6.7			
Fort Hood Family Housing		10.5			
		329.2	572.2	-	-

29. NOTES TO THE STATEMENTS OF CASH FLOWS

(a) RECONCILIATION OF PROFIT AFTER TAX FROM ORDINARY ACTIVITIES TO NET CASH PROVIDED BY OPERATING ACTIVITIES

	Consolidated		Company	
	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
Net profit attributable to members of Lend Lease Corporation	**226.3**	**151.4**	**61.0**	**217.5**
Amortisation and depreciation	151.4	131.3	2.0	1.3
Gain on sale of fixed assets and investments	(77.1)	(158.8)		(0.2)
Foreign exchange loss/(gain) and currency hedging costs	2.5	11.9	(29.2)	43.0
Equity accounted (profit)/loss	(34.0)	3.0		
Net movement in provisions	6.4	277.7	102.6	15.9
Bad debts expense	0.5	41.6		34.0
Net cash provided by operating activities before changes in assets and liabilities	**276.0**	**458.1**	**136.4**	**311.5**
Decrease/(increase) in receivables	326.8	(338.1)	(19.1)	7.8
Decrease in inventories	212.2	360.0		
(Increase)/decrease in other assets	(93.7)	(136.7)		0.2
Increase/(decrease) in creditors	74.0	90.5	14.3	(48.8)
(Decrease)/increase in other liabilities	(158.3)	49.4		
Decrease/(increase) in deferred tax items	91.7	(130.8)	25.2	(0.7)
(Decrease)/increase in current tax provision	(91.2)	26.2	(7.8)	41.0
Decrease in other provisions	(80.1)	(91.2)		(14.9)
Net cash provided by operating activities	**557.4**	**287.4**	**149.0**	**296.1**

29. NOTES TO THE STATEMENTS OF CASH FLOWS continued

(b) SUPPLEMENTARY INFORMATION

Integrated Property Development receipts and expenditure:

	Receipts		Expenditure	
	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
Bluewater, Kent		272.5	20.3	65.0
Bluewater South Village, Kent		8.6		6.3
Bluewater Valley, Kent				13.7
Olympic Village/Newington, Sydney	267.9	92.1	27.0	80.9
Aurora Place, Sydney		275.3		43.6
Darling Park, Sydney		67.1	1.8	
Admiralty Industrial Park, Singapore	16.5	36.9	1.9	27.0
Australia Centre, Sydney	0.8	15.2		19.5
Touchwood Court, Solihull	480.5	2.7	340.6	153.4
Overgate Centre, Dundee	139.9		7.8	55.9
Chapelfield, Norwich			36.6	11.9
Jacksons Landing, Sydney	9.8	2.7	6.4	9.2
Varsity Lakes, Gold Coast	55.7		33.7	
Forest Gardens, Cairns	37.7		26.1	
Twin Waters/North Shore, Sunshine Coast	30.4		19.4	
Craigieburn, Melbourne	15.6		16.5	
Pakenham, Melbourne	13.7		14.4	
Forest Lake, Brisbane	15.9		0.2	
Hickson Road, Sydney	14.1		3.3	
Springfield Lakes, Brisbane	9.3		14.1	
Riverside Gardens, Townsville	8.4		8.3	
Victoria Harbour/Docklands, Melbourne	7.8		5.5	
The Chase, Darwin	6.8		5.6	
Mawson Lakes, Adelaide	6.4		1.6	
Wyndham Green, Melbourne	5.7		2.9	
St Patricks, Sydney	1.3		3.5	
Greenwich Peninsula, London			8.1	
North Lakes, Brisbane			7.6	
Other	21.4	44.6	23.9	51.9
	1,165.6	817.7	**647.1**	538.3

Distributions from partnerships primarily comprised distributions received from King of Prussia (A$15.4 million).

Proceeds on sale of investments totalling A$126.7 million mainly comprised:

- A$22.7 million from Da Chang;
- A$21.2 million from Lend Lease Porto Retail (Arrabida);
- A$20.5 million from Kiwi Property Group;
- A$16.3 million from Calderdale;
- A$14.3 million from General Property Trust units;
- A$10.0 million from Fox Studios; and
- A$8.1 million from Arch Street I.

Purchases of investments totalling A$361.5 million comprised:

- A$219.2 million for Mortgage Loans;
- A$56.7 million for Lend Lease Global Properties;
- A$24.0 million for Lend Lease Retail Partnership;
- A$20.0 million for Lend Lease International Distressed Debt Fund;
- A$19.0 million for Value Enhancement Fund V; and
- A$22.6 million for various other purchases.

29. NOTES TO THE STATEMENTS OF CASH FLOWS continued

(b) SUPPLEMENTARY INFORMATION continued

Net repayment of loans by associates/related parties totalling A$34.0 million comprised:

- A$18.7 million repayment from IBM Global Services Australia;
- A$10.3 million repayment from THI;
- A$10.5 million repayment from Lend Lease Global Fund;
- A$9.3 million repayment from Pyrmont Trust relating to Jacksons Landing development;
- A$2.5 million loan to Maribyrnong Development Company relating to Edgewater development funding;
- A$3.6 million loan to Maryland Development Company relating to St Marys development funding;
- A$5.0 million loan to Nowe Centrum (Chelverton); and
- A$3.7 million loan to Exchange Partnership.

Proceeds from borrowings totalling A$1,936.9 million comprised:

- Short term drawdowns of A$1,936.9 million under the mortgage servicing facility.

Repayments of borrowings totalling A$2,180.5 million comprised:

- Short term repayment of A$1,936.9 million under the mortgage servicing facility;
- A$69.0 million repayment of credit facility relating to the development and construction of the Olympic Village;
- A$63.4 million used by Delfin to repay commercial bills;
- A$80.0 million used by Lend Lease Development to repay Fox loan;
- A$17.6 million used to repay US secure term facility; and
- A$13.6 million repayment of UK bank facility.

(c) PAYMENTS FOR CONTROLLED ENTITIES

Payments for controlled entities comprised:

	June 2002 A$m
Delfin Limited	
Delfin Limited, an urban community developer in Australia, acquired 10 August 2001 comprises:	
Acquisition Cost	
Cash paid for acquisition	171.9
Cash paid for acquisition costs	2.0
	173.9
Provision for restructure	4.2
Total acquisition cost	**178.1**
Cash consideration	171.9
Cash acquired	(1.3)
Net outflow of cash	**170.6**
Fair Value of Net Assets of Entity Acquired	
Cash and cash equivalents	1.3
Inventories	107.0
Investments	46.5
Receivables	40.6
Property, plant and equipment	5.8
Future income tax benefit	7.1
Other assets	1.5
Borrowings	(63.4)
Creditors	(11.2)
Provision for deferred income tax	(28.0)
Provisions	(4.8)
Net assets acquired	**102.4**
Goodwill on acquisition	75.7
Total acquisition cost	**178.1**

	June 2002 A$m
29. NOTES TO THE STATEMENTS OF CASH FLOWS continued	
(d) DISPOSALS OF CONTROLLED ENTITIES	
Sale of controlled entities comprised:	
Larry Smith, Italy, sold on 11 December 2001 with an effective date of 1 July 2001	5.7

There was no material receipt of cash from the disposals of controlled entities during the prior year ended 30 June 2001.

30. INTERNATIONAL CURRENCY MANAGEMENT AND FINANCIAL INSTRUMENTS

(a) FOREIGN CURRENCY

FOREIGN CURRENCY TRANSLATION

The major foreign currency exchange rates used in the translation of profit and loss (average rate) and assets and liabilities (spot rate) denominated in foreign currency are as follows:

	June 2002		June 2001	
	Average Rate	Spot Rate	Average Rate	Spot Rate
US Dollars	0.520	0.570	0.535	0.520
Pounds Sterling	0.360	0.390	0.367	0.365
Euros	0.583	0.590	0.597	0.590
Singapore Dollars	0.943	0.980	0.940	0.950

FOREIGN CURRENCY RISK

Lend Lease's policy regarding foreign currency management is to actively manage currency risk so as to minimise any adverse impact of this risk and associated costs on the Lend Lease Group's consolidated profit and net asset positions. A Financial Markets Risk Management Committee oversees the management of the Group's foreign currency exposures within the parameters of the currency risk management policy. Speculative trading is not undertaken.

When hedging its position, Lend Lease adopts a strategy using both physical instruments and derivative financial instruments.

In regard to derivative financial instruments Lend Lease:

- Mainly uses forward foreign exchange contracts;
- Only uses these instruments for hedging purposes;
- Does not use these instruments for trading purposes;
- Has a policy which is reviewed by the Lend Lease Corporation Board covering all dealings with counterparties and respective monetary dealing limits;
- Principally deals with counterparties that are large investment grade financial institutions within approved credit limits; and
- Does not have any significant exposure to any individual counterparty.

Exchange gains and losses on forward exchange contracts entered into for hedging net assets and revenue after expenses of foreign operations are accounted for in accordance with Lend Lease's accounting policy for foreign currency (Note 1(t)).

Lend Lease has utilised foreign currency options to manage the Group's foreign exchange exposures. There were no foreign currency options outstanding as at 30 June 2002.

30. INTERNATIONAL CURRENCY MANAGEMENT AND FINANCIAL INSTRUMENTS continued

(a) FOREIGN CURRENCY continued

FOREIGN CURRENCY RISK continued

Lend Lease uses forward foreign exchange contracts to hedge a portion of the anticipated excess of revenue less expenses from foreign operations. The hedged portion and applicable hedge rates are in the following ranges:

	Year Ended 30 June 2003		Year Ended 30 June 2004	
	Future Portion Hedged	Average Rate of Underlying Hedge Contracts	Future Portion Hedged	Average Rate of Underlying Hedge Contracts
FOREIGN OPERATIONS				
US Dollars	80 – 100%	0.58	50 – 70%	0.51
Pounds Sterling	70 – 90%	0.39	40 – 60%	0.36

During the year ended 30 June 2002, Lend Lease maintained the following hedged positions in relation to certain net asset foreign currency exposures: the net asset exposure to the US Dollar was hedged to 69%, Pounds Sterling 7%, and Euros 22%.

	Weighted Average Exchange Rate June 2002 (A$1=)	Total A$ Receivable/ Payable Under Contracts June 2002 (A$m)	Weighted Average Exchange Rate June 2001 (A$1=)	Total A$ Receivable/ Payable Under Contracts June 2001 A$m
Contracts to Sell US Dollars at an agreed exchange rate [1]				
Not later than one year	0.52	1,173.1	0.53	1,569.5
Later than one year but not later than two years	0.52	360.4	0.58	81.3
Contracts to Sell Pounds Sterling at an agreed exchange rate [1]				
Not later than one year	0.35	121.5	0.37	727.5
Later than one year but not later than two years	0.36	41.2	0.39	44.8
Contracts to Buy French Francs at an agreed exchange rate				
Not later than one year			3.97	(0.2)
Contracts to Sell Singapore Dollars at an agreed exchange rate [1]				
Not later than one year	0.92	25.9	0.93	57.4
Contracts to Buy Japanese Yen at an agreed exchange rate				
Not later than one year			60.27	(0.1)
Contracts to Sell Euros at an agreed exchange rate [1]				
Not later than one year	0.59	41.8	0.58	73.8
Contracts to Buy German Marks at an agreed exchange rate				
Not later than one year			1.14	(0.7)
Contracts to Sell NZ Dollars at an agreed exchange rate [1]				
Not later than one year			1.21	19.7
Contracts to Sell Mexican Pesos/Buy US Dollars at an agreed exchange rate	9.14	US$8.0	9.5	US$9.6
A$ equivalent		14.1		18.6
Contracts to Sell US Dollars/Buy Euros at an agreed exchange rate			0.91	EUR3.0
A$ equivalent				5.0
		1,778.0		2,596.6

(1) *Net position (net of buy contracts), including both profit and balance sheet hedges.*

The foreign currency contracts above are used by Lend Lease to hedge its foreign currency net asset exposures, anticipated excess of revenue less expenses within foreign operations and transaction exposures. The forward exchange contracts are converted to spot rates at balance date and the unrealised gains and losses are recorded in the Statement of Financial Performance or the Foreign Currency Translation Reserve.

30. INTERNATIONAL CURRENCY MANAGEMENT AND FINANCIAL INSTRUMENTS continued

(b) CREDIT RISK EXPOSURES

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted. The Lend Lease Risk and Compliance Committee maintains a Group wide framework for risk management, and reviews issues of material risk exposure, including credit risk.

ON BALANCE SHEET FINANCIAL INSTRUMENTS

The credit risk on financial assets which have been recognised in the Statements of Financial Position, excluding investments of Lend Lease, is equal to the carrying amount, net of any provision for doubtful debts.

Credit risk on transactions with customers is minimised by undertaking transactions with a large number of customers in various countries. Lend Lease is not materially exposed to customers in any individual overseas country or any individual customer.

Credit risk on financial instrument is managed through a Board-approved credit policy for determining acceptable counterparties. The counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency. The policy determines credit limits for each counterparty. The use of any counterparty outside the policy specifications requires Board approval.

OFF BALANCE SHEET FINANCIAL INSTRUMENTS

Credit risk on off balance sheet derivative contracts such as interest rate swaps and forward exchange contracts is minimised as dealing is principally undertaken with counterparties that are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency.

Foreign exchange contracts are subject to credit risk in relation to the counterparty failing to deliver the contracted amount of currency, at settlement date. The full amount of the exposure is disclosed in Note 30(a).

(c) INTEREST RATE RISK

Lend Lease's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as Lend Lease intends to hold fixed rate assets and liabilities to maturity.

				Fixed Interest Maturing In				
	Note	Weighted Average Interest Rate [1]	Floating Interest Rate A$m	1 Year or Less A$m	Over 1 to 5 Years A$m	More than 5 Years A$m	Non Interest Bearing A$m	Total A$m
2002								
Financial assets								
Cash	7	3.94%	573.1	325.9			5.1	**904.1**
Receivables	8	7.02%	16.1	10.5	0.1		2,226.3	**2,253.0**
Investments	10,11						1,347.0	**1,347.0**
			589.2	**336.4**	**0.1**		**3,578.4**	**4,504.1**
Financial liabilities								
Creditors	17						2,213.0	**2,213.0**
Borrowings [2]	18	6.70%	263.0		675.6			**938.6**
Other liabilities	20, 21	9.17%		31.2	267.7		161.1	**460.0**
Dividends payable	19						39.1	**39.1**
Employee entitlements	19						153.0	**153.0**
			263.0	**31.2**	**943.3**		**2,566.2**	**3,803.7**
Net financial assets and liabilities			**326.2**	**305.2**	**(943.2)**		**1,012.2**	**700.4**
Interest rate swaps [3]	21		55.3		55.3			

Footnotes are located on next page.

30. INTERNATIONAL CURRENCY MANAGEMENT AND FINANCIAL INSTRUMENTS continued

(c) INTEREST RATE RISK continued

	Note	Weighted Average Interest Rate (1)	Floating Interest Rate A$m	Fixed Interest Maturing In: 1 Year or Less A$m	Over 1 to 5 Years A$m	More than 5 Years A$m	Non Interest Bearing A$m	Total A$m
2001								
Financial assets								
Cash	7	6.14%	1,085.3	25.6			7.7	**1,118.6**
Receivables	8	8.34%	45.0	10.0	36.0		2,483.6	**2,574.6**
Investments	10,11						1,038.0	**1,038.0**
			1,130.3	**35.6**	**36.0**	**-**	**3,529.3**	**4,731.2**
Financial liabilities								
Creditors	17						2,117.7	**2,117.7**
Borrowings (2)	18	7.10%	205.1		875.7			**1,080.8**
Other liabilities	20,21	9.20%		32.0	315.1		467.3	**814.4**
Dividends payable	19						34.5	**34.5**
Employee entitlements	19						115.7	**115.7**
			205.1	**32.0**	**1,190.8**	**-**	**2,735.2**	**4,163.1**
Net financial assets and liabilities			**925.2**	**3.6**	**(1,154.8)**	**-**	**794.1**	**568.1**
Interest rate swaps (3)	21		108.7		(108.7)			

(1) Does not include non interest bearing financial instruments. The effect of the interest rate swaps is incorporated into the weighted average interest rate.

(2) Includes impact of interest rate swaps.

(3) Refers to the notional principal amounts for the interest rate swaps in place for A$500 million Medium Term Note.

(d) NET FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The fair values of financial assets and liabilities are determined by Lend Lease on the following basis:

ON BALANCE SHEET FINANCIAL INSTRUMENTS

The net fair value of financial assets exceeds the carrying amount and the net fair value of financial liabilities are equivalent to their carrying value.

Equity investments traded on organised markets have been valued by reference to market prices prevailing at balance date (refer also to Notes 10 and 11). For non traded equity investments, the net fair value is an assessment by the directors based on the underlying net assets, future maintainable earnings and any special circumstances pertaining to a particular investment (refer also to Note 10 and 11).

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

	Consolidated 2002 Carrying Amount A$m	Consolidated 2002 Net Fair Value A$m	Consolidated 2001 Carrying Amount A$m	Consolidated 2001 Net Fair Value A$m
Financial Assets				
Cash	904.1	904.1	1,118.6	1,118.6
Receivables	2,253.0	2,253.0	2,574.6	2,574.6
Investments traded	0.8	0.9	29.5	66.1
Investments non traded	1,346.2	1,743.0	1,008.5	1,045.4
	4,504.1	**4,901.0**	**4,731.2**	**4,804.7**
Financial Liabilities				
Creditors	2,213.0	2,213.0	2,117.7	2,117.7
Borrowings	938.6	938.6	1,080.8	1,080.8
Other liabilities	460.0	460.0	814.4	814.4
Dividends payable	39.1	39.1	34.5	34.5
Employee entitlements	153.0	153.0	115.7	115.7
	3,803.7	**3,803.7**	**4,163.1**	**4,163.1**

30. INTERNATIONAL CURRENCY MANAGEMENT AND FINANCIAL INSTRUMENTS continued

(d) NET FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES continued

OFF BALANCE SHEET FINANCIAL INSTRUMENTS

The gross assets and liabilities relating to forward exchange contracts are not recorded on the Statements of Financial Position at 30 June 2002. The balances relating to forward foreign exchange contracts included in other liabilities above (refer Note 21) represents the net unrealised losses resulting from converting the forward exchange contracts to spot rates at balance date. This also represents the net fair value of these contracts as disclosed below.

Lend Lease (US) Finance Inc. executed cross currency swaps on its A$500m Medium Term Note issue (Note 18(b)). Under the swaps, Lend Lease is paying US LIBOR +58 basis points, and has fixed a A$/US$ exchange rate at July 2005 of 0.633 for the face value of the notes. The carrying value of this liability at 30 June 2002 is A$55.3 million represented by the additional A$ payable in July 2005 on the notes to close the cross currency swap. The net fair value represents the "marked-to-market" liability to Lend Lease of A$39.4 million. Interest rate swaps have been undertaken to swap the US LIBOR exposure to fixed.

The net fair value of financial assets or financial liabilities arising from interest rate swap agreements has been determined as the marked-to-market liability. The carrying value represents the amount currently receivable or payable at the reporting date. Interest swaps outstanding are related to construction funding and the US$ floating exposure of the A$500m Medium Term Note.

Lend Lease Corporation and certain of its controlled entities have potential financial liabilities, which may arise from certain contingencies disclosed in Note 27.

The net fair value of off-balance sheet financial instruments held by Lend Lease at 30 June 2002 are:

	Consolidated 2002		Consolidated 2001	
	Carrying Amount A$m	Net Fair Value A$m	Carrying Amount A$m	Net Fair Value A$m
Financial Assets/(Liabilities)				
Forward foreign exchange contracts [1]	145.4	145.4	(48.5)	(48.5)
Interest rate swaps	-	(40.1)	(3.7)	(30.5)
Cross currency swaps [2]	(55.3)	(39.4)	(108.7)	(112.1)
	90.1	65.9	(160.9)	(191.1)

(1) Included within Other Assets at June 2002 and Non-Interest Bearing Liabilities at June 2001.
(2) Included within Non-Interest Bearing Liabilities at June 2002.

31. INTEREST IN BUSINESS UNDERTAKINGS, MAJOR PROJECTS & INVESTMENTS

	Note	Contribution to Operating Profit/(Loss) After Tax June 2002 A$m	June 2001 A$m	Book Value June 2002 A$m	June 2001 A$m
AUSTRALIA & PACIFIC					
(a) Australian Prime Property Fund	11	2.4	2.1	48.8	48.2
(b) Darling Park Stage III Joint Venture, Sydney	9	(1.2)		15.0	16.3
(c) Urban Communities, Australia	8,9,10	21.1	0.7	196.5	41.9
(d) Fox Studios Joint Venture, Sydney	10		(65.0)	4.7	15.0
(e) IBM Global Services Australia Limited	11	16.8	7.8	42.8	42.8
(f) Jacksons Landing, Sydney (Pyrmont Trust)	8,10	4.4	5.8	86.0	88.2
(g) Kiwi Property Group (1)	10	6.0	1.3	0.9	14.7
(h) Olympic Village/Newington, Sydney	10	18.2	8.4	8.0	106.5
NORTH AMERICA					
(i) Value Enhancement Fund III, IV & V	11	3.3	1.4	81.7	86.3
(j) Yarmouth Capital Partners Limited Partnership II	11	1.9	3.9	83.4	103.9
(k) LLM Inversiones I.S.A. de C.V. (Mexican Distressed Loans)	10	1.3		15.1	19.7
(l) King of Prussia	11	16.0	13.0	232.3	242.7
ASIA					
(m) Asia Pacific Investment Company	11		0.8	87.7	96.2
(n) Lend Lease International Distressed Debt Fund	11	4.6		65.5	52.6
EUROPE					
(o) Bluewater, Kent	9	33.8	88.3	578.5	618.4
(p) Chapelfield, Norwich	9			76.0	43.1
(q) Lend Lease Global Fund, Luxembourg	11			83.4	39.4
(r) Lend Lease Porto Retail (Arrabida) (2)	10	13.0	0.8		3.0
(s) Lend Lease Retail Partnership	11	2.2	1.1	61.5	42.0
(t) Overgate, Dundee (3)	8,9,11	8.2	12.9	99.7	233.8
(u) Touchwood, Solihull	8	24.3		12.1	114.5
(v) Tres Aguas (Paseo Commercial Carlos III), Madrid	8,10	(0.2)	(0.1)	24.9	25.2

(1) Partly sold during the financial year. The carrying value represents the remaining investment in Kiwi Property Management Limited.
(2) *Sold during the financial year.*
(3) The movement in book value mainly represents the sale during the year (refer Note 31(t)) and currency fluctuations.

AUSTRALIA & PACIFIC

(a) Australian Prime Property Fund (APPF)

The investment in APPF mainly relates to a one sixth interest in Greensborough Plaza Shopping Centre in Victoria.

(b) Darling Park Stage III Joint Venture, Sydney

During the financial year Lend Lease held a 60% interest in Darling Park Stage III Joint Venture, which is currently vacant land in Sydney Central Business District that may be developed at a later date depending upon market conditions.

31. INTEREST IN BUSINESS UNDERTAKINGS, MAJOR PROJECTS & INVESTMENTS continued

AUSTRALIA & PACIFIC continued

(c) Urban Communities, Australia

On 10 August 2001, Lend Lease acquired 100% of the capital of Delfin which has interests in joint ventures across Australia, primarily in relation to the creation of large scale urban communities. Urban communities are masterplanned residential developments that are developed in stages over a number of years. The Delfin operations have been integrated with Lend Lease's existing Urban Communities business and now comprises 21 projects in a geographically diverse portfolio.

Urban Communities

Significant Projects	Total Lots	% Settled	Joint Venture Partners
Caroline Springs Joint Venture, Melbourne	7,538	37%	Melton East Landowners Trust (50%)
Forest Gardens Residential Land Development, Cairns	1,600	39%	Daikyo Group (50%)
Golden Grove Development, Adelaide	10,000	100%	Land Management Corp. (50%)
Mawson Lakes Economic Development Project, Adelaide	3,458	29%	Land Management Corp. (50%)
Wattle Grove Development, Sydney	3,300	98%	Defence Housing Authority (50%)
Forest Lake, Brisbane	7,964	80%	
Varsity Lakes, Gold Coast	2,737	43%	
Craigieburn Garden Village, Melbourne	3,444	29%	
Springfield Lakes, Brisbane	4,180	9%	
North Lakes, Brisbane	6,959	15%	Lensworth (50%)

Other

In addition to the Urban Communities projects Lend Lease acquired a 50% interest in the Forest Lake Village Shopping Centre, through the Delcorp Property Trust, and a 50% interest in Retirement by Design, a retirement communities business operating in Sydney, Melbourne and Brisbane. During the year to June 2002 the Forest Lake Village Shopping Centre was sold.

(d) Fox Studios Joint Venture, Sydney (Fox Studios)

On 27 June 2002, the sale of Lend Lease's share of the Backlot and balance of Studio Operations to Fox Studios Operations Pty Ltd (a related company of The News Corporation) was completed for A$10.0 million. Options for repositioning the Retail and Public Precincts are currently under review. The remaining book value represents Lend Lease's 50% interest in the Retail and Public Precincts.

(e) IBM Global Services Australia Limited (IBMGSA)

The principal activities of IBMGSA are the provision of information technology services to private and public sectors in Australia and New Zealand. Lend Lease has a 23% investment interest in IBMGSA which has not changed during the financial year.

Lend Lease has guaranteed in proportion to its ownership any monetary liability related to the performance of IBMGSA arising under IT outsourcing contracts with Health Insurance Commission, Medibank Private and Department of Health.

During the year Lend Lease received loyalty payments of A$11.2 million (June 2001 A$11.8 million) in respect of its investment and a dividend of A$9.1 million (June 2001 nil).

(f) Jacksons Landing, Sydney (Pyrmont Trust)

Jacksons Landing is a joint venture between Lend Lease (50%), Kerry Properties (25%) and the Singapore Government Investment Corporation (25%). It is a development project that is predominantly residential and will consist of approximately 1,341 units at project completion in 2007. The staged masterplanned community has 700 metres of water frontage onto Sydney Harbour and is less than one kilometre from the Sydney CBD.

31. INTEREST IN BUSINESS UNDERTAKINGS, MAJOR PROJECTS & INVESTMENTS continued

AUSTRALIA & PACIFIC continued

(f) Jacksons Landing, Sydney (Pyrmont Trust) continued

The development consists of residential and commercial components:

Residential

Precinct	Construction Status	No. units released	No. sold at 30 June 2002	% Sold
Regatta Wharf A	Complete	144	144	100%
The Elizabeth	Complete	44	44	100%
The Rum Store	Complete	13	13	100%
The Terraces	Complete	62	62	100%
Fleetview	Complete	150	150	100%
McCafferys	Commenced March 2001	148	134	91%
Reflections	Commenced April 2001	78	69	88%
Total		**639**	**616**	**96%**

56 units were released during the year, with sales of 176 units achieved. Of the completed precincts all but 23 units released had been sold as at 30 June 2002.

Commercial

The current approved masterplan for the project incorporates approximately 30,000m^2 of commercial usage. The first commercial precinct, known as 'The Glassworks', consists of one building of 12,950m^2 and was completed and sold in the year ended 30 June 2001.

The balance of the commercial space will be developed in the future, subject to market demand.

(g) Kiwi Property Group (KPG)

On 28 March 2002, Lend Lease sold its interests in the Kiwi Property Group for a net consideration of A$18.9 million (after transaction costs) resulting in a A$4.2 million after tax profit. The transaction consisted of the sale of shares in Kiwi Income Properties Limited and the business assets of Kiwi Property Management Limited. Lend Lease holds a residual investment in Kiwi Property Management Limited of A$0.9 million.

(h) Olympic Village/Newington, Sydney

Lend Lease holds an interest in the Mirvac Lend Lease Village Consortium, an unincorporated partnership with Mirvac. The consortium is developing a new suburb at Homebush Bay in Sydney (Newington), which will be one of the world's largest solar powered neighbourhoods. The development includes the Olympic Village which housed approximately 15,000 athletes who participated in the 2000 Olympic Games. With the games completed, the athletes' village has been incorporated into the new suburb. The development is divided into four precincts, with each precinct being subject to different equity interests. In aggregate Lend Lease is the majority partner with approximately 60% interest.

Precinct/Stage	Nature of Development	Lend Lease Interest
Precinct/Stage 1	Residential (Post Games)	50%
Precinct/Stage 2	Olympic Village/Residential	66.67%
Precinct/Stage 3	Residential (Pre Games)	50%
Precinct/Stage 4/5	Commercial/Retail	100%

At 30 June 2002 Lend Lease's investment in Olympic Village/Newington amounted to A$8.0 million (June 2001 A$106.5 million). The following table summarises the project sales performance:

Residential

Precinct/Stage	No. of Dwellings Launched [1]	No. Sold at 30 June 2002	Percentage Sold
1	47	19	40%
2	865	865	100%
3	378	365	97%
Total	**1,290**	**1,249**	**97%**

(1) Refers to the number of dwellings available to the public for purchase.

31. INTEREST IN BUSINESS UNDERTAKINGS, MAJOR PROJECTS & INVESTMENTS continued

AUSTRALIA & PACIFIC continued

(h) Olympic Village/Newington, Sydney continued

Residential continued

The Olympic Village (Stage 2) was handed over to SOCOG on 16 June 2000. Marketing of the Stage 2 dwellings commenced in March 1999 based on guaranteed leaseback arrangements. The unconditional performance guarantee of A$450.0 million provided by Lend Lease to the Sydney Olympics Authority in relation to the provision of accommodation for the Games in September 2000 has been reduced to A$50.0 million following the June 2000 handover of the accommodation. This guarantee will be released on 16 April 2006 once all conditions under the Project Delivery Agreement with the Olympic Coordination Authority (which includes statutory reporting obligations and land improvement program) have been met. The Olympic Village was handed back by SOCOG in November 2000 and retrofit construction works have been completed. Sales remain on budget.

Commercial: Precinct/Stage 4/5

The commercial precinct is divided into retail and commercial sites. The retail site, the Newington Marketplace Shopping Centre, has secured Woolworths, Petrol Plus and Mac's Liquor as tenants. On 20 December 2001 the shopping centre was sold for A$11.8 million.

The industrial site consists of six lots.

The balance of the unsold lots which were previously leased were sold on 17 October 2001 for A$26.4 million.

All retail and commercial sites have been sold at 30 June 2002.

NORTH AMERICA

(i) Value Enhancement Fund (VEF) III, IV & V

VEF III is a real estate investment fund set up in June 1998 to invest in mortgage investments and other real estate related assets. The investment decrease during the year reflects US$3.7 million (A$6.5 million) of the interest sold down by Lend Lease and foreign exchange movement. Lend Lease has a 3.3% interest (US$13.4 million; A$23.5 million) in VEF III. Lend Lease provided asset management and transactional services to VEF III during the year and received fees of US$4.9 million (A$8.6 million).

VEF IV, established in November 1999, is a real estate opportunity fund for institutional investors for enhanced returns, designed to take advantage of inefficiencies in the real estate cycle. Lend Lease has a 5% interest (US$14.9 million; A$26.2 million) in the fund at 30 June 2002. The investment decreased during the year reflects net partnership losses for the year of US$6.1 million (A$10.7 million) and foreign exchange movement. Lend Lease provided asset management and transactional services to VEF IV during the year and received fees of US$1.4 million (A$2.4 million).

VEF V, established in June 2001 is a real estate opportunity fund for institutional investors for enhanced returns, designed to take advantage of inefficiencies in the real estate cycle. Currently Lend Lease has a 18% interest (US$18.2 million; A$32.0 million) in the fund which will be reduced to 15% as more investors enter into the fund. Lend Lease has committed US$7.5 million (A$13.2 million) as a co-investment in VEF V.

(j) Yarmouth Capital Partners Limited Partnership II (YCPII)

This represents a co-investment in Yarmouth Capital Partner LP II (22.22% interest), YCP Cheyenne (3.89% interest) and YCP II Operator (10% interest). The principal activity of YCP LP II is investing in real estate. YCP II Operator is a hotel operator for various hotels in the Value Enhanced Funds series of portfolios, YCP I and YCP II as well as hotels in the Los Angeles County Employee Retirement Association (LACERA) portfolio. Lend Lease provided transactional and advisory services to YCPII receiving a fee of US$4.4 million (June 2001 US$4.3 million).

(k) LLM Inversiones I.S.A. de C.V. (Mexican Distressed Loans)

Lend Lease has a 32.3% interest in LLM Inversiones I.S.A. de C.V., a Mexican company involved in the business of acquiring and working out non-performing mortgage loan assets. Lend Lease entered into the investment on 30 March 2001.

31. INTEREST IN BUSINESS UNDERTAKINGS, MAJOR PROJECTS & INVESTMENTS continued

NORTH AMERICA continued

(l) King of Prussia

Lend Lease has 50% interest in the King of Prussia Associates which owns and operates the King of Prussia shopping complex in Pennsylvania, USA.

Lend Lease's investment in the partnership is recorded at an amount equivalent to its partnership contributions and share of accumulated earnings. This is supported by an independent valuation. The increase since 30 June 2001 is a result of Lend Lease's undistributed share of accumulated earnings for the financial year with a net decrease due to currency flunctuations.

ASIA

(m) Asia Pacific Investment Company (APIC)

Lend Lease holds 18% interest in APIC which was established as an investment fund to enable institutional investors to invest in Asian property opportunities. Lend Lease is a sponsor investor of APIC and acts as investment adviser to the fund. Lend Lease's investment in APIC at 30 June 2002 is its maximum commitment.

(n) Lend Lease International Distressed Debt Fund (IDDF)

The Lend Lease International Distressed Debt Fund invests in loans secured by real estate as well as commercial and industrial loans. The fund is targeted at institutional investors and high net worth individuals that will invest in distressed debts. It focuses initially on the Asian markets, particularly in Japan, Korea and Thailand.

EUROPE

(o) Bluewater, Kent

Bluewater is a major out of town retail and leisure destination located in north-west Kent in the United Kingdom. The development was completed and opened on schedule on 16 March 1999. Bluewater includes 153,000m^2 of retail and leisure space, with three principal anchor stores, John Lewis, Marks & Spencer and House of Fraser, and a cinema complex which opened in June 1999. Lend Lease is the manager of Bluewater and currently holds a 30% interest in the centre. Since opening, Bluewater's trading performance has been in line with forecast. The centre was 100% let at 30 June 2002.

Lend Lease's Remaining 30% Interest

Lend Lease is required under the terms of the head lease to retain a 30% interest in order to service the head lease payments. Lend Lease has a call option on the head lease which can be exercised in the years 2005, 2009 and 2011.

Prudential has an option to acquire a further 15% interest in Bluewater, should Lend Lease exercise one of its call options. Prudential's options is at a pre-agreed price formula, which essentially relates to the NOI at the time and an agreed capitalisation rate of between 7% and 7.5% dependent upon rental growth achieved at Bluewater's first major rent review in 2004.

The remaining 15% interest (or 30% if Prudential chooses not to exercise its options) can be sold at market value if Lend Lease exercises one of its call options. The price of the remaining interest will be dependent upon a number of factors including:

- The timing and means of disposition
- State of UK retail market at time of disposition
- Investor demand for retail property assets like Bluewater
- Trading performance of the Centre
- Rental growth since Bluewater's opening

Lend Lease's ultimate profitability from Bluewater is also dependent on the above factors and the amount of profit share payable to BCI.

31. INTEREST IN BUSINESS UNDERTAKINGS, MAJOR PROJECTS & INVESTMENTS continued

EUROPE continued

(o) Bluewater, Kent continued

Valuation

The whole Centre has been valued by Paul Wolfenden FRICS, a Director of DTZ Debenham Tie Leung Limited, Chartered Surveyors and International Property Advisors, London, at £1,339.0 million (A$3,433.3 million) (June 2001 £1,282.0 million). The valuation was carried out in accordance with UK valuation standards as set out in the RICS Appraisal & Valuation Manual, having regard to rental and capital values and market circumstances as at 30 June 2002.

Full details of Bluewater are disclosed in the 30 June 2001 Consolidated Financial Report. There were no significant changes during the financial year to June 2002.

(p) Chapelfield, Norwich

In June 1999, Lend Lease purchased a site in the centre of Norwich, located in East Anglia, England. The total purchase price for the main site was £16.5 million (A$45.3 million), and involved an initial payment of £5.5 million (A$15.1 million) with the balance conditional on the receipt of planning approval. The carrying value includes development costs capitalised to date. The decision to progress with the development will be contingent on the success in meeting various milestones (planning, pre-leasing, exit and market conditions).

Pre-lettings have been secured and at 30 June 2002 House of Fraser has been signed as anchor and five large retailers and a major catering unit have been contracted.

The centre was forward-sold to Capital Shopping Centres plc (CSC) on 14 May 2002.

Construction of the centre as yet has not commenced, with practical completion scheduled for September 2005. CSC will work with Lend Lease through the development phase, providing asset and centre management. Lend Lease will design, construct and develop Chapelfield and will be responsible for letting.

Under the terms of agreement, CSC will contribute £40.0 million on the commencement of the development. A second payment will be made following practical completion, subject to the centre being 70% let (by area and value). Thereafter, further payments will be made by reference to subsequent lettings achieved. The total payment will not exceed a maximum of £295.0 million.

(q) Lend Lease Global Fund, Luxembourg (Global Fund)

Lend Lease Global Properties, SICAF (Global Fund) is the flagship global investment fund of Lend Lease Real Estate Investments established in May 1999. Lend Lease Asia Properties SICAF (Asia Properties) is a sister fund investing only in the Asian region. The Global Fund and Asia Properties are Luxembourg based real estate opportunity funds that invest in real estate properties.

These funds have approximately US$1,500.0 million to invest (combination of debt and US$590.0 million in equity commitments). Lend Lease has committed US$100.0 million (A$192.3 million) as a co-investment in the Global Fund. At 30 June 2002, Lend Lease had invested US$47.5 million (A$83.4 million). At 30 June 2002, the Lend Lease Global Fund had assets under management of US$500.0 million (A$877.2 million).

(r) Lend Lease Porto Retail (Arrabida)

Lend Lease Porto Retail is the joint venture company which held the investment in the Arrabida shopping centre in Porto, Portugal. On 30 June 1999, Lend Lease and the Global Fund each acquired a 50% interest in Arrabida. The interest was held in a joint venture with Global Properties and was equity accounted. On 27 December 2001 both partners sold their interest in Lend Lease Porto Retail to a third party. Lend Lease's share of the profit on sale of the entity was £4.7 million (A$13.2 million) before tax. In addition, equity accounted profits of £1.3 million (A$3.8 million) were recognised in the year to the date of sale.

31. INTEREST IN BUSINESS UNDERTAKINGS, MAJOR PROJECTS & INVESTMENTS continued

EUROPE continued

(s) Lend Lease Retail Partnership (Retail Partnership)

The Retail Partnership is a Limited Partnership which was launched in February 1999 with £25.0 million (A$64.1 million) committed by Lend Lease and a further £395.0 million (A$1,012.8 million) committed by 10 major investors (mainly UK institutions). In March 1999 the total subscriptions increased to £505.0 million (A$1,383.6 million) with commitments received from an additional nine investors. Lend Lease is the manager of the Retail Partnership which is regulated under the UK Financial Services Act.

The Retail Partnership acquired a 25% interest in Bluewater for £280 million based on an independent valuation. The Retail Partnership also acquired the land interest in Solihull (in the West Midlands of the United Kingdom) for £17.5 million and entered into an agreement to acquire on completion a 100% interest in the Touchwood shopping centre, based on a pre-determined pricing formula. The centre opened on schedule in September 2001 and the sale completed for £144.6 million (A$406.2 million). Following the achievement of additional leasing targets, a further sale was made to the Retail Partnership under the terms of the development services agreement at a value of £28.4 million (A$78.9 million).

(t) Overgate, Dundee (Overgate)

Overgate is a 420,000 sq. ft shopping centre in Dundee, the fourth largest city in Scotland.

The Centre which opened in March 2000 is anchored by a Debenhams department store and at 30 June 2002 95% of the total area was let (92% by value).

The Lend Lease Overgate Partnership (LLOP) was established in June 1999, with Lend Lease as both limited partner and general partner. LLOP owns the long leasehold and freehold interest in the Centre and entered into a development agreement with Lend Lease to complete and lease the Centre. In June 2000 an approximate 70% interest in LLOP was sold to investors for £95.0 million (A$260.3 million). The sale, including the final amount payable, was subject to achieving minimum leasing targets on the remaining space. These targets were met in September 2001.

The centre was valued by DTZ Debenham Tie Leung Limited, Chartered Surveyors and International Property Advisors, London at £125.9 million (A$322.8 million) at June 2002 and a provision of £1.6 million (A$4.1 million) was made against the carrying value to reflect the decrease in valuation.

(u) Touchwood, Solihull (Touchwood)

Touchwood is a regional shopping centre with approximately 650,000 sq. ft of retail and leisure space in Solihull, situated in the West Midlands area of the UK. Touchwood is anchored by the John Lewis Partnership with a 250,000 sq. ft department store and opened on schedule on 5 September 2001.

Lend Lease was responsible for the design and construction of the Centre and remains responsible for the leasing of the Centre from which it earns a development fee. The amount of the development fee is calculated by reference to the level of rentals achieved and an agreed cap rate of 6.25% for base rents and 7.25% for turnover rents. As at 30 June 2002, 98% (by value) of the centre had been let and therefore 98% of the potential development fees had been received from Lend Lease Retail Partnership.

Touchwood has been valued by DTZ Debenham Tie Leung Limited, Chartered Surveyors and International Property Advisors, London, at £208.0 million (A$533.3 million) (June 2001 £204.0 million; A$558.9 million). The valuation was carried out in accordance with UK valuation standards as set out in the RICS Appraisal & Valuation Manual, having regard to rental and capital values and market circumstances as at 30 June 2002 based on the agreed capitalisation rates of 6.25% and 7.5% for base rents and turnover rents respectively.

(v) Tres Aguas (Paseo Commercial Carlos III), Madrid

Lend Lease holds a 50% interest in Tres Aguas which, is a joint venture established in September 1999 to develop a regional retail centre in Madrid, Spain.

Current status of the project is that the main construction commenced during the year ended 30 June 2001 upon attaining appropriate leasing commitments. At 30 June 2002 85% of the space was let, which was in line with the leasing plan. The centre is expected to open on schedule in September 2002.

32. ASSOCIATES

	Balance Date	Interest June 2002 %	Interest June 2001 %	Share of Associates' Profit/(Loss) After Tax [1] June 2002 A$m	Share of Associates' Profit/(Loss) After Tax [1] June 2001 A$m	Book Value June 2002 A$m	Book Value June 2001 A$m
PROJECT & CONSTRUCTION MANAGEMENT							
Bonafacio Construction Management	30 Jun	40.0%	40.0%	0.1		0.2	0.5
Jacobs Lend Lease	30 Jun	50.0%	50.0%	2.5	2.4	2.1	2.9
Catalyst Healthcare (Calderdale) plc	31 Mar		50.0%	3.0	(0.1)		0.4
Catalyst Healthcare (Worcester) plc	31 Mar	50.0%	50.0%	(0.7)	0.3	(0.3)	0.4
Exchequer Partnership	31 Mar	42.5%	42.5%			0.5	0.6
Other Associates [6]				(0.4)			
				4.5	**2.6**	**2.5**	**4.8**
INTEGRATED DEVELOPMENT BUSINESSES							
Tuas View Development Pte Ltd	31 Mar	35.0%	35.0%				
Tres Aguas (Paseo Commercial Carlos III), Madrid	31 Dec	49.3%	49.3%	(0.2)	(0.1)	18.6	18.8
Retirement by Design Pty Ltd [2]	30 Jun	50.0%		2.5		21.3	
Forest Gardens Residential Land Development [2]	30 Jun	50.0%				6.6	
Golden Grove Development [2]	30 Jun	50.0%					
Forest Lake Village Pty Ltd [2]	30 Jun	50.0%					
Wattle Grove Development [2]	30 Jun	50.0%		2.0		4.1	
Delcorp Property Trust [2]	30 Jun	50.0%		1.6		1.7	
				5.9	**(0.1)**	**52.3**	**18.8**
REAL ESTATE INVESTMENTS - EQUITY							
DPT Operator	30 Jun	50.0%	50.0%	1.3	(2.0)	4.2	2.9
Generali LL	30 Jun	49.5%	49.5%	0.3	(0.8)	1.3	0.2
Kiwi Property Group [5]	31 Mar			1.8	1.3	0.9	14.7
Kiwi Income Properties Ltd			50.0%				
KDT Development Ltd			50.0%				
KDT Management Ltd			50.0%				
Kiwi Property Management Ltd		50.0%	50.0%				
Lend Lease Porto Retail (Arrabida Shopping Centre) [4]	31 Dec		50.0%	3.8	0.8		3.0
Lend Lease Rosen Real Estate Securities, LLC	31 Dec	50.0%	50.0%	5.5	3.1	7.1	6.8
Morrisons [4]	31 Mar		25.0%				3.6
Other [6]						0.5	0.5
				12.7	**2.4**	**14.0**	**31.7**
REAL ESTATE INVESTMENTS - DEBT							
LLM Inversiones I, S.A. de C.V.	30 Jun	32.3%	32.3%	1.3		15.1	19.7
Lend Lease Hyperion Capital Advisors, LLC	31 Dec	50.0%	50.0%	3.5	2.8	0.7	3.0
Thailand Pavilion Fund LL	30 Jun		39.0%		(0.8)		
Lend Lease Mexico	30 Jun	50.0%		1.9		7.1	
Other [6]					0.5	0.6	0.7
				6.7	**2.5**	**23.5**	**23.4**
CAPITAL SERVICES							
Chelverton Properties Limited	31 Mar	50.0%	50.0%		(7.0)	14.1	15.0
THI plc [3]	31 Dec		25.0%				
Other [6]						2.9	2.9
				-	**(7.0)**	**17.0**	**17.9**
Provision for diminution						(17.5)	(20.5)
Total				**29.8**	**0.4**	**91.8**	**76.1**

Footnotes are located on next page.

32. ASSOCIATES continued

(1) Reflects the contribution to profit after tax from ordinary activities of equity accounted profits and losses only. Does not include any provision raised against the investment in the associates or other income such as guarantee fees etc.
(2) Acquired as part of the Delfin Group acquisition.
(3) Written down to nil.
(4) Sold during the financial year.
(5) Business assets sold during the financial year.
(6) Other Associates relate to associates whose size and impact on the results for the year are not significant, separately or in aggregate and therefore no further disclosures have been made.

	June 2002 A$m	June 2001 A$m
RESULTS OF ASSOCIATES		
Share of associates' ordinary profit before income tax	30.8	0.2
Share of associates' income tax (expense)/benefit attributable to ordinary profit	(1.7)	0.4
Share of associates' net profit – as disclosed by associates	**29.1**	**0.6**
Adjustment arising from equity accounting		
Amortisation of goodwill and management agreements	(0.4)	(0.6)
Borrowing costs capitalised	1.5	0.4
Other	(0.4)	
Share of associates' net profit – equity accounted	**29.8**	**0.4**
SHARE OF POST ACQUISITION RETAINED PROFITS AND RESERVES ATTRIBUTABLE TO ASSOCIATES		
RETAINED PROFITS		
Share of associates' retained profits at the beginning of the financial year	0.3	9.8
Share of net profit of associates	29.8	0.4
Effect of exchange rate movements	(1.5)	
Dividends from associates	(26.5)	(9.9)
Disposal of associate	(1.8)	
Share of associates' retained profits at end of financial year	**0.3**	**0.3**
MOVEMENTS IN CARRYING AMOUNTS OF INVESTMENTS		
Carrying amount of investments in associates at the beginning of the financial year	76.1	105.0
Acquisition through entity acquired during the financial year	41.3	
Investment in associates acquired during the financial year	8.4	21.7
Share of associates' net profit	29.8	0.4
Dividends received from associates	(26.5)	(9.9)
Other non profit distributions from associates	(12.1)	
Sale of associates	(23.0)	(25.2)
Other adjustments [(1)]	(2.2)	(15.9)
Carrying amount of investments in associates at end of financial year	**91.8**	**76.1**
COMMITMENTS		
Share of associates' capital expenditure and lease commitments contracted but not provided for and payable:		
Due within 1 year	54.4	0.2
Due between 1 and 5 years	54.6	0.9
Due later than 5 years		0.3
	109.0	**1.4**
CONTINGENT LIABILITIES		
Share of associates' contingent liabilities	-	-

(1) Includes exchange rate movement.

32. ASSOCIATES continued

SUMMARY OF FINANCIAL POSITION OF ASSOCIATES

	June 2002 A$m	June 2001 A$m
Current assets	283.6	251.4
Non current assets	388.7	454.4
Total assets	**672.3**	705.8
Current liabilities	153.1	128.3
Non current liabilities	433.0	528.1
Total liabilities	**586.1**	656.4
Net assets – as reported by associates	86.2	49.4
Adjustments arising from equity accounting:		
Goodwill (net of amortisation)	5.6	6.6
Management agreements (net of amortisation)		20.1
Net assets – equity adjusted	**91.8**	76.1

33. JOINT VENTURES

JOINT VENTURE ENTITIES

	Balance Date	Interest June 2002 %	Interest June 2001 %	Share of Profit/(Loss) After Tax June 2002 A$m	Share of Profit/(Loss) After Tax June 2001 A$m	Book Value June 2002 A$m	Book Value June 2001 A$m
PROJECT & CONSTRUCTION MANAGEMENT							
Bovis Projects	30 Dec	60%	60%	0.6	0.3	0.3	
Jacob Lend Lease		50%		1.8		2.0	
				2.4	0.3	**2.3**	-
INTEGRATED DEVELOPMENT BUSINESSES							
Fox Studios Australia Partnership [1]	30 June	50%	50%	(17.7)	(16.8)	4.7	15.0
Mawson Lakes Economic Development Project [2]	31 Dec	50%		2.1		6.6	
North Lakes Development Joint Venture [3]	30 June	50%		1.0		24.5	
Pyrmont Trust [3]	30 June	50%	50%	10.3	12.9	13.3	13.3
MLLVC Partnership – Precinct 3 [3]	30 June	50%	50%	4.5		8.0	8.9
Caroline Spring Joint Venture	30 June	50%		3.2		12.9	
Other Joint Ventures [4]				(1.6)		2.0	
				1.8	(3.9)	**72.0**	37.2
CAPITAL SERVICES							
Prospect Water Partnership [5]	31 Dec				0.2		
				-	0.2	-	-
Total				**4.2**	(3.4)	**74.3**	37.2

(1) Represents pre-tax loss which forms part of Lend Lease's assessable income. This loss has been offset by provisions written back with no impact on the results for the year.

(2) At June 2001, 25% was held and disclosed as a Joint Venture Operation. An additional 25% was acquired through Delfin and combined amount now disclosed as a Joint Venture Entity

(3) Disclosed at June 2001 as Joint Venture Operation.

(4) Other Joint Ventures include MVIC Finance 2, Aena and Cotas. Their size and impact on the results for the year in Joint Ventures as listed are not significant, separately or in aggregate and therefore no further disclosures have been made.

(5) The interest in the partnership was sold during the year to June 2001.

33. JOINT VENTURES continued

	June 2002 A$m	June 2001 A$m
Lend Lease's share of the assets and liabilities of joint venture entities consists of:		
Current assets	140.7	108.0
Non current assets	138.3	366.5
Total assets	**279.0**	**474.5**
Current liabilities	54.9	197.6
Non current liabilities	162.8	239.7
Total liabilities	**217.7**	**437.3**
Other adjustments	**13.0**	**-**
Share of net assets – equity adjusted	**74.3**	**37.2**
Lend Lease's share of the results of joint venture entities consists of:		
Revenue	125.3	101.3
Expenses	(120.7)	(104.6)
Profit/(loss) before tax	**4.6**	**(3.3)**
Income tax expense	(0.4)	(0.1)
Net profit/(loss) after tax	**4.2**	**(3.4)**
Share of post-acquisition retained profits attributable to joint venture entities:		
Share of joint venture entities' retained losses at beginning of year	(15.3)	(9.1)
Acquisition through entity acquired during financial year	1.7	
Transfer from joint venture operations to entities	1.5	
Share of joint venture entities' net profit/(loss)	4.2	(3.4)
Drawings from partnerships	(37.6)	(2.6)
Investment in joint venture entities sold during the year		(0.2)
Share of joint venture entities' retained losses at end of year	**(45.5)**	**(15.3)**
Movements in carrying amount of joint venture entities:		
Carrying amount at the beginning of financial year	37.2	94.6
Increase through entity acquired during financial year	8.9	
Transfer from joint venture operations to entities	14.9	
Contributions to the joint venture entities	28.3	24.0
Share of joint venture entities' profit/(loss)	4.2	(3.4)
Drawings from the joint venture entities	(37.6)	
Other non-profit distributions from joint ventures	(4.2)	
Other adjustments to carrying value	22.6	39.9
Provision for diminution		(90.6)
Proceeds from sale of investments		(27.3)
Carrying amount at end of financial year	**74.3**	**37.2**

Refer to Notes 27 and 28 for details of contingent liabilities and commitments.

33. JOINT VENTURES continued

JOINT VENTURE OPERATIONS

	Principal Activities	Share of Profit After Tax June 2002 A$m	Share of Profit After Tax June 2001 A$m	Interest June 2002 %	Interest June 2001 %	Book Value June 2002 A$m	Book Value June 2001 A$m
North Lakes Development Joint Venture [1]	Property Development		0.7		50%		14.9
Darling Park Joint Venture	Property Development			60%	60%	14.3	14.9
Manukau Wastewater Services (NZ)	Capital Infrastructure	2.6	4.6	20%	20%	8.7	6.2
Seaview Project Limited	Capital Infrastructure	1.0	1.4	50%	50%	2.9	1.2
Mawson Lakes Economic Development Project [1]	Property Development		0.3		25%		3.9
		3.6	7.0			25.9	41.1

(1) Disclosed at June 2002 as Joint Venture Entity.

Included in the assets and liabilities within these consolidated financial statements are the following items which represent Lend Lease's interest in the assets and liabilities employed in joint venture operations:

	June 2002 A$m	June 2001 A$m
Cash	7.9	17.1
Receivables	8.9	12.3
Inventories – Properties held for resale	22.4	64.4
Property, plant and equipment	0.5	1.1
Total assets	39.7	94.9
Provision for diminution – Darling Park Stage III	11.8	10.3
Accounts payable and borrowings	0.9	21.8
Trade creditors		21.7
Total liabilities	12.7	53.8
Net assets	27.0	41.1

34. CONTROLLED ENTITIES

The material controlled entities of the Group are:

	Country of Incorp'n	Foreign Country of Business Operation	Year end 30 June 2002 Interest %	Year end 30 June 2001 Interest %
PROJECT AND CONSTRUCTION MANAGEMENT				
AUSTRALIA				
Bovis Lend Lease Pty Limited	Aust		100	100
INTERNATIONAL				
Bovis Lend Lease Holdings, Inc.	USA	USA	100	100
Bovis Lend Lease, Inc.	USA	USA	100	100
Bovis Lend Lease LMB, Inc.	USA	USA	100	100
Bovis Lend Lease Holdings Limited	UK	UK	100	100
Bovis Lend Lease Limited	UK	UK	100	100
Bovis Lend Lease International Limited	UK	UK	100	100
Bovis Lend Lease Europe	UK	UK	100	100
Bovis Lend Lease Overseas Holdings Limited	UK	UK	100	100
Bovis Lend Lease Project Consulting (Shanghai) Co Limited	Chi	Chi	100	100
Schal Bovis, Inc.	USA	USA	100	100
Bovis Lend Lease Projects Pte Limited	S'Pore	S'Pore	100	100
Bovis International Inc – New York	USA	USA	100	100
Bovis Lend Lease Microelectronics	USA	USA	100	100
Bovis Lend Lease SA	Arg	Arg	90	90
Bovis Lend Lease Inc	Braz	Braz	100	100
INTEGRATED DEVELOPMENT BUSINESSES				
AUSTRALIA				
Lend Lease Development Pty Limited	Aust		100	100
LLD Precinct 2 Pty Limited	Aust		100	100
Lend Lease Moore Park Pty Limited	Aust		100	100
Lend Lease Moore Park Management Pty Limited	Aust		100	100
INTERNATIONAL				
Lend Lease Europe Holdings Limited	UK	UK	100	100
Lend Lease Europe Limited	UK	UK	100	100
Blueco Limited	UK	UK	100	100
Lend Lease Continental Holdings Limited	UK	UK	100	100
REAL ESTATE INVESTMENTS				
AUSTRALIA				
Lend Lease Real Estate Investment Limited	Aust		100	100
GPT Management Limited	Aust		100	100
INTERNATIONAL				
European Retail Services Limited	UK	UK	100	100
Lend Lease Europe Retail Investments Limited	UK	UK	100	100
Lend Lease (US), Inc.	USA	USA	100	100
Lend Lease (US) Finance, Inc.	USA	USA	100	100
Yarmouth Lend Lease King of Prussia, Inc.	USA	USA	100	100
Lend Lease Investments Holdings, Inc.	USA	USA	100	100
Lend Lease Real Estate Investments, Inc.	USA	USA	100	100
Lend Lease Agri Business, Inc.	USA	USA	100	100
CapMark Services LP	USA	USA	100	100
Holliday Fenoglio Fowler, LP	USA	USA	100	100
Lend Lease Asset Management LP	USA	USA	100	100
EQUITY INVESTMENTS				
Lend Lease Custodian Pty Limited	Aust		100	100

34. CONTROLLED ENTITIES continued

	Country of Incorp'n	Foreign Country of Business Operation	Year end 30 June 2002 Interest %	Year end 30 June 2001 Interest %
GROUP SERVICES				
AUSTRALIAN				
Lend Lease Corporation Limited	Aust			
Lend Lease Finance Limited	Aust		100	100
Lend Lease International Pty Limited	Aust		100	100
Lend Lease Securities and Investments Pty Limited	Aust	USA	100	100
Lend Lease Management Services Limited	Aust		100	100

Abbreviations:

Arg	Argentina	**NZ**	New Zealand	**USA**	United States of America
Aust	Australia	**S'pore**	Singapore		
Braz	Brazil	**Tai**	Taiwan		
Chi	China	**UK**	United Kingdom		

	Interest Held %	Date Acquired/ Disposed	Consideration Paid/Received A$m	Contribution to Consolidated Profit/(Loss) After Tax (1) A$m
JUNE 2002				
ACQUISITIONS				
Integrated Development Businesses				
Australia				
Delfin Group	100%	10 Aug 01	173.9	12.6
DISPOSALS				
Real Estate Investments				
Australia				
Bricwell Pty Limited (2)	100%	11 Sept 01		
International				
Larry Smith & Associates SRL	100%	1 Jul 01	5.7	(0.2)
JUNE 2001				
ACQUISITIONS				
Project and Construction Management				
International				
IRW GmBH	100%	3 Jan 01	17.9	1.1
DISPOSALS				
Real Estate Investments				
Australia				
Lend Lease Water Services Pty Limited	100%	31 Oct 00	11.5	0.2

(1) Excludes any intercompany transactions for the year.
(2) Deregistered/Dissolved during the year.

35. EMPLOYEES' AND DIRECTORS' COMPENSATION

(a) SUPERANNUATION/PENSION FUNDS

Lend Lease sponsors a number of pension/superannuation funds globally which provide benefits for employees or their dependants on retirement, redundancy, disability or death. The funds provide, in the majority of cases, benefits in the form of lump sum/pension payments. Contributions to the funds are generally based on a percentage of employees' salaries.

Lend Lease is obliged to contribute to the funds in accordance with their governing Trust Deeds and in the majority of cases the contributions are legally enforceable. Contributions are made at levels which ensure the funds are able to meet their obligations as determined by actuarial assessments. Based on these assessments, each fund would be able to satisfy all benefits that would have been vested in the event of:

- termination of the funds;
- voluntary termination of the employment of each employee on the initiative of the employee; or
- compulsory termination of the employment of each employee on the initiative of the employer.

Disclosure here, is in respect of the major or principal Australian based fund. The actuary of this fund at the end of the financial year was G. Holley, F.I.A.A. Actuarial assessments for this fund are carried out at least every three years and the latest actuarial assessment of this fund was carried out at 1 January 2000.

The accrued benefits, fund assets at net market value and vested benefits of the principal Australian fund is as follows:

	Australian Fund	
	2002 A$m	2001 A$m
Fund assets at net market value at balance date	239.9	296.2
Accrued benefits at latest actuarial review [1]	168.8	168.8
Excess of fund assets over accrued benefits	**71.1**	**127.4**
Vested benefits at balance date	163.9	177.1
Lend Lease contributions to the fund	1.9	2.1
Lend Lease contributions payable to the fund	0.3	0.3

(1) Accrued benefits are benefits which the fund is presently obliged to pay at some future date, as a result of membership of the fund. Accrued benefits for the Australian Fund have been determined based on the amount calculated by the actuary at the most recent actuarial review, being 1 January 2000.

At 30 June 2000, MLC employees remained as members of the principal Australian fund. Under a Deed of Agreement between the Australian fund trustee and NAB, the assets supporting the benefits for MLC employees (amounting to A$78.0 million at 30 June 2000) were partitioned within the Australian fund. These assets were transferred in September 2000. The accrued benefits at latest actuarial review have been adjusted to exclude the benefits for MLC employees.

The market value of the principal UK fund at 30 June 2002 was £131.0 million. The actuary for this fund at the end of the financial year was Mr R Mulchay, F.I.A. Actuarial assessments in relation to this fund are carried out every three years (the last being November 1999 on establishment of the Plan through a transfer from the P&O Pension Scheme) and a valuation as at 31 March 2002 is currently in progress. The UK fund discloses assets and liabilities on a statutorily prescribed basis. Assets are based on market value but liabilities, allowing for future salary increases, are valued by reference to prescribed bond yields. Measured by reference to the UK minimum funding level, which establishes a minimum standard of funding in the event of discontinuance, on 30 June 2002, assets were 120% of liabilities.

LEND LEASE US EMPLOYEE PENSION PLANS

Lend Lease US has established several employee pension plans in accordance with US Internal Revenue code and Department of Labor laws. These plans are funded by participating employees with discretionary employer matching contributions on a defined contribution basis which enables participating employees to receive a cash balance upon leaving employment or retirement. Within these plans, investments are directed by the participants among approximately 23 mutual fund options, including a brokerage option in the Lend Lease (USA) Investment Plan.

A limited group of employees of the former ERE organisation may be eligible for health insurance benefits upon retirement based on service with the organisation. At 30 June 2002 the approximated assets held by the pension plans of US$81.4 million for the Lend Lease (USA) Investment Plan and US$120.9 million for the Bovis Lend Lease Group Retirement Plan.

With effect from 30 June 2001 (and retroactive to 1 January, 2001), Lend Lease US has terminated one of its plans (Lend Lease USA Retirement Plan) with the primary pension arrangement being assumed by the Lend Lease USA Investment Plan.

35. EMPLOYEES' AND DIRECTORS' COMPENSATION continued

(b) LEND LEASE EMPLOYEE SHARE PLANS

Lend Lease has as a core value the concept of the "partnering" of capital and labour. This successful concept has, over decades, been advanced in many practical ways in Lend Lease through such philosophies as employee ownership and profit sharing.

Currently employees own approximately 14% of the issued capital of Lend Lease.

In October 1988, shareholders approved an annual allotment of 0.5% of the issued capital of Lend Lease Corporation at 50 cents per share to be used for the benefit of Lend Lease Group employees. In previous years the annual allotment was primarily directed for the benefit of Australian employees through the Lend Lease Employee Share Acquisition Plan (ESAP). With the global expansion of Lend Lease and the employment of a significant number of employees outside Australia, employee share plans were extended to UK, European and US employee. The annual allotment of the 0.5% of issued capital comprised 2,141,571 shares for the financial year June 2002 (2,521,137 June 2001) allocated across the Group's various global employee share plans from which allocations may be made to employees. The various Lend Lease employee share plans are described in more detail below.

PURPOSE AND NATURE OF THE PLANS

Australian Based: Employee Share Acquisition Plan (ESAP)
In accordance with the 1988 shareholder approval, ESAP was established in December 1988 for the purpose of employees acquiring shares in Lend Lease Corporation. That plan replaced previous employee ownership facilities in place over the previous decade.

ESAP is funded by Lend Lease subscriptions at the rate of up to 7.5% of annual salary and employee profit share calculated at the rate of up to 7.5% of profit before tax in accordance with a Profit Sharing Deed. Annual salary and profit share subscriptions are used to acquire shares in Lend Lease Corporation at market value on behalf of employees, who may be nominated as members of ESAP.

Employees are also allocated shares on the basis of individual and departmental performance. These shares are issued to the Plan at 50 cents per share value from the 0.5% of issued capital mentioned above.

US Based: Employee Share Plan
The Lend Lease US Long Term Incentive Share Plan (the Plan) was established in the US in 1998. The Plan was established with a US rabbi trust that holds shares in Lend Lease Corporation to assist payment of benefits under the Plan. Employees may acquire units in the Plan by sacrificing part of their salary and/or benefits, funding the purchase of Lend Lease shares at market value. Units in the Plan are also issued to employees based on individual and departmental performance. Underlying shares are issued to the US Trust at 50 cents per share from the 0.5% of issued capital referred to above. The value of the units to employees is ultimately based upon a combination of the Lend Lease Corporation share price and the US and Australian dollar exchange rate.

Arrangements are also in place (in association with the existing US share plan infrastructure), for similar share plan based long term incentive arrangements for the US employees of Bovis Lend Lease exist.

Lend Lease Corporation is responsible for the liabilities of the rabbi trust. As the assets of the rabbi trust exceed the liabilities of the rabbi trust no amount is recorded in Lend Lease Corporation's Statement of Financial Position.

The company is currently putting in place US IRS - approved share plan arrangements for all US employees to facilitate receipt of Profit Share entitlements in LLC shares.

The number of employees eligible to participate in the plans at balance date is approximately 4,800 (June 2001 5,600).

UK/European/Asian Based: Employee Share Plan
Two employee share plans (the Plans) were established in 1998, being the UK based Inland Revenue - approved plan (the Approved Plan) and the European (Guernsey based) restricted share plan (The Restricted Share Plan). The Plans jointly, are similar in operation to the Australia based ESAP, however the 1998 Approved Plan, now closed, from March 2002, was only available to UK employees.

The Approved Plan was funded by Lend Lease subscriptions at a rate of up to 5% of annual salary, plus contributions to cover employee profit share awards. These subscriptions are used to acquire shares in Lend Lease Corporation at market value on behalf of UK employees.

In April 2001 a further UK - based Inland Revenue approved plan was established for UK employees of Bovis Lend Lease with subscriptions, based on 2.5% of the employees' salary, used to acquire shares in Lend Lease Corporation at market value on behalf of those employees.

35. EMPLOYEES' AND DIRECTORS' COMPENSATION continued

(b) LEND LEASE EMPLOYEE SHARE PLANS continued

UK/European/Asian Based: Employee Share Plan continued

A further two UK based Inland Revenue, Share Incentive Plans (SIPs) are being established for the acceptance of 2001/2002 Employee Profit Share contributions used to acquire Lend Lease shares.

Shares in the above mentioned Restricted Share Plan may be allocated to employees in both the UK and Europe and as cash equivalent for Asia, based on individual and departmental performance. Shares are issued to this plan from the 0.5% of issued capital referred to above. In addition, the Restricted Share Plan can acquire Lend Lease Corporation shares at market value on behalf of employees. The value of allocations to employees is ultimately based on a combination of the Lend Lease Corporation share price and the respective UK, Euro and Asian currencies and Australian dollar exchange rates.

The number of employees eligible to participate in the plans at balance date is approximately 3,750 (June 2001 3,500).

ELIGIBILITY

All Lend Lease employees are eligible to participate in a Plan. The rules for eligibility for particular Plans are determined by reference to the regulatory, legal and tax rules of each country in which the Group operates.

DIVIDENDS AND/OR VOTING RIGHTS

Generally employees are entitled to dividends and voting rights for allocated shares. The Plans reflect this intention subject to regulatory, legal and tax constraints. Voting and dividend rights on any unallocated shares reside with the trustees of the relevant share plan trusts. The trustee may exercise these rights in accordance with any fiduciary or governance rules pertaining to the Deed or trust laws in the legal/tax jurisdiction the Trust operates within.

TERMS AND CONDITIONS OF ALLOCATION AND VESTING SHARES

The terms and conditions of allocation and vesting of shares vary with the nature of the award provided to each employee and the terms of the Plan.

AMOUNTS RECOGNISED IN THE STATEMENT OF FINANCIAL PERFORMANCE

The amounts recognised in the Statement of Financial Performance of the consolidated entity in relation to employee equity - based compensation arrangements during the year were:

	June 2002 A$m	June 2001 A$m
Cash contributions to employee share plans[1]	8.6	12.8
Shares issued to employee share plans @ 50 cents per share[2]	1.1	1.3
Total charged to the Statement of Financial Performance	**9.7**	**14.1**
The fair value of shares allocated to employees in respect of the year[3]	58.9	51.8
Difference between fair value and amounts expensed:		
- Pre-tax	49.2	37.7
- Post-tax	30.5	24.7

The number of shares allocated to employees in respect of the year ended 30 June 2002 was 5.2 million (2001 2.7 million). The 5.2 million shares includes 2.1 million shares issued from the 0.5% allocation made under the 1988 shareholders resolution, 0.7 million shares purchased by the Plans on market and 2.4 million shares from the balance of unallocated shares in the Plans.

(1) These contributions are used by the plans to acquire shares in LLC at market value which are allocated to individual employees in accordance with their salary and profit share entitlements.

(2) In October 1988, shareholders approved an annual allotment of 0.5% of the issued capital of Lend Lease at 50 cents per share to be used for the benefit of Lend Lease employees.

(3) Fair value is determined based on closing Australian Stock Exchange (ASX) share price for balances at 30 June 2001 and 30 June 2002 and 180 day moving average for all other values.

35. EMPLOYEES' AND DIRECTORS' COMPENSATION continued

(b) LEND LEASE EMPLOYEE SHARE PLANS continued

MOVEMENT OF SHARES IN LEND LEASE EMPLOYEE SHARE PLANS

	No. of Shares m	Fair [4] Value A$m
Number of shares at the beginning of the year	24.6	307.7
Movements during the year:		
Number of shares issued to the plans by the Company at 50 cents per share	2.0	25.2
Cash contributions for shares at market value	0.7	8.6
Shares (or equivalent of the cash amount) distributed from the Plans to employees or used to fund administration and other costs	(3.8)	(46.8)
Number of shares in the plans at the end of the year – 30 June 2002	23.5	246.9
Granted [1]	3.1	32.6
Vested [2]	12.3	129.3
Unallocated [3]	8.1	85.3

(1) Granted to Lend Lease employees, but not yet vested. Conditional on future employment.

(2) Employee has rights to ownership of shares – not conditional on future employment. The rights of the employee on vested shares may be limited by individual plan regulation.

(3) Shares issued by the Company to Lend Lease employee share plans but not yet allocated to employees.

(4) Fair value is determined based on the closing Australian Stock Exchange share price for balances at 30 June 2001 and 30 June 2002 and 180 day moving average for all other values.

In addition to the plans discussed above Lend Lease has over the years, with the support of shareholders, established a range of employee share ownership vehicles. The earliest plan still in existence today was known as the Staff Share Scheme. This was established in December 1979 after shareholders agreed at the Annual General Meeting that year to allot shares at par to enable employees to participate either directly or indirectly in the future of the Company.

By 1984, legislative and other regulatory changes had made it clear that new arrangements would need to be made. At that year's Annual General Meeting, shareholders approved an annual allotment (for 3 years) of shares at par for the benefit of employees, and the Chairman foreshadowed the establishment of a new employee share plan.

The Retirement Benefit Fund (RBF) was established in 1984 for the benefit of employees through the allotment at par value of 5 million Lend Lease Corporation shares. The balance of the Lend Lease Corporation shares in RBF at 30 June 2002 was 14.7 million (2001 14.7 million). The shares in RBF are not available to be allocated to employees. In accordance with the Trust Deed, the capital of the trust is not available to Lend Lease Corporation. The income of the RBF is used to fund Lend Lease Foundation.

In October 1985, the Employee Investment Trust (EIT) was established to enable employees to invest in the company. At that time, shareholders approved a one-for-ten renounceable rights issue, and the allotment at the same price of an equivalent number of shares to EIT. EIT acquired these shares with debt funds raised through an external financier. Over the years, strong growth in Lend Lease dividend flows enabled EIT to pay down its external debt. There are 19.4 million Lend Lease Corporation shares held by EIT. 18.5 million shares are available to be allocated to employees at the Trustee's discretion. No allocations of units in the trust were made to employees or Directors in the year ended 30 June 2002. In recent times, the Trustee of EIT has directed surplus dividends to help in the funding of the Lend Lease Foundation's programs. In accordance with the Trust Deed, the capital of the trust is not available to Lend Lease Corporation.

Since their establishment, both EIT and RBF have acquired shares through on market purchases, participation in bonus issues and through dividend reinvestment. EIT accumulated shares from 1984 to 1988 through the allocation of shares under the 1984 shareholder's resolution to allot 0.5% of the issued capital to employee benefit vehicles.

In 1988 Lend Lease established the Employee Share Acquisition plan (ESAP) as an employee reward scheme. ESAP was established to prospectively replace EIT as the principal employee share plan of the Group in Australia. Other plans have subsequently been established. The details of the employee share plans including ESAP are set out on page 64.

35. EMPLOYEES' AND DIRECTORS' COMPENSATION continued

(b) LEND LEASE EMPLOYEE SHARE PLANS continued

MOVEMENT OF SHARES IN LEND LEASE EMPLOYEE SHARE PLANS continued

Access to the Lend Lease Foundation is another important employee benefit. Established in 1983, the Foundation's programs are administered by employee trustees. The programs do not affect Group profitability as they are effectively funded by dividends from the RBF and the EIT. The distribution from the trusts and the cost of providing benefits to employees are reflected in the Statement of Financial Performance.

(c) DIRECTORS' COMPENSATION

The number of Directors of Lend Lease Corporation whose total income from the Company and related entities including fringe benefits tax, falls within the following bands:

	Company	
A$000s	June 2002 Number	June 2001 Number
100 - 109	1	
120 - 129	1	
140 - 149		1
170 - 179		1
180 - 189		1
200 - 209	1	
220 - 229	1	
230 - 239		1
240 - 249		2
250 - 259	1	
270 - 279	1	
300 - 309	1	
330 - 339		1
390 - 399	1	
460 - 469	1	1
1,150 - 1,159		1
1,850 - 1,859		1
2,830 - 2,839	1	
3,160 - 3,169	1	
3,350 - 3,359 (1)	1	
3,390 - 3,399		1
4,020 - 4,029		1
Total	**12**	**12**

(1) Includes an amount of $1,054,000 in respect of long term incentives granted in 1997 that matured during the year. This amount was effectively earned over a 5 year period up to 2002.

	Consolidated		Company	
	June 2002 A$000s	June 2001 A$000s	June 2002 A$000s	June 2001 A$000s
Total income inclusive of retirement benefits, notional value of superannuation contributions to executive directors (if in an Australian fund), market value of matured units in the Global Reward Scheme and fringe benefit tax paid or payable to Directors of the Lend Lease Group (including Directors of subsidiary Companies) from Lend Lease Corporation and related entities	55,598	67,220	11,705	12,476
Included above are Directors' fees paid or payable by Lend Lease Corporation to non executive Directors of Lend Lease Corporation	1,385	1,098	1,385	1,098
Included above are consulting fees paid or payable by Lend Lease Corporation to non executive Directors of Lend Lease Corporation	**636**	**979**	**636**	**979**

35. EMPLOYEES' AND DIRECTORS' COMPENSATION continued

(d) EXECUTIVES' COMPENSATION

For the purpose of this disclosure, executive officers are those Australian based individuals who are involved in the strategic direction and management of the Lend Lease Group. The disclosure is in accordance with the Australian Accounting Standard AASB 1034, which requires the disclosure of the number of Australian based executive officers whose total income from Lend Lease and related entities exceeds A$100,000 within the following bands:

	Consolidated		Company	
A$000s	June 2002 Number	June 2001 Number	June 2002 Number	June 2001 Number
160 - 169	1			
260 - 269	1	1		
280 - 289	1			
290 - 299		1		
320 - 329	1			
340 - 349	1			
360 - 369	1	1		
380 - 389	1	1	1	
390 - 399		2		
400 - 409		1		
420 - 429		1		
430 - 439	1	1		
450 - 459	1			
470 - 479		1		1
480 - 489	1			
510 - 519		1		
520 - 529	1		1	
530 - 539		1		
540 - 549		1		1
550 - 559		1		
570 - 579	1			
600 - 609	1			
610 - 619	1		1	
620 - 629		1		1
640 - 649		1		1
650 - 659	1	1	1	1
670 - 679	2		1	
700 - 709		1		
790 - 799		1		1
820 - 829		1		1
860 - 869	1			
870 - 879	1	1		1
890 - 899		1		
940 - 949		1		
960 - 969	1			
1,410 - 1,419	1		1	
1,510 - 1,519	1		1	
2,830 - 2,839	1		1	
3,160 - 3,169	1		1	
3,350 - 3,359 (1)	1		1	
3,390 - 3,399		1		1
4,020 - 4,029		1		1
4,180 - 4,189		1		1
Total	25	26	10	11
	A$000s	A$000s	A$000s	A$000s
Total Compensation (2)	22,814	24,571	15,131	17,073

(1) Includes an amount of $1,054,000 in respect of long term incentives granted in 1997 that matured during the year. This amount was effectively earned over a 5 year period up to 2002 and was based on the closing Lend Lease share price on 30 June 2002 of $10.54.

(2) Total Income includes fringe benefit tax, notional value of superannuation contributions (if in the Australian Fund), market value of matured shares in employee share plans and retirement benefits paid or payable to these executives from Lend Lease and related parties.

36. RELATED PARTY INFORMATION

DIRECTORS

The names of each person who has been a Director of the Company between 1 July 2001 and the date of this report is:

J K Conway, Chairman	Director since 1992, Deputy Chairman since 1998, appointed Chairman in 2000
D H Higgins, Managing Director	Managing Director since 1995
A Aiello	Director since 1998
E D Cameron	Director since 1989, retired in November 2001
Y H Chua, BBM	Director since 1994
D O Crawford	Director since 2001
G G Edington	Director since 1999
P C Goldmark	Director since 1999
D J Grady	Director since 1994, retired in July 2002
R A Longes, Deputy Chairman	Director since 1986, Deputy Chairman since 2000
R G Mueller, CBE	Director since 1996
R E Tsenin	Director since 1997

LOANS MADE TO DIRECTORS OF THE LEND LEASE GROUP

These loans relate to the private affairs of the individuals concerned and are disclosed to ensure compliance with Accounting Standard AASB 1017 Related Party Disclosures and the Australian Stock Exchange Listing Rules.

LOAN SCHEMES

At balance date there were 2 interest free loans (June 2001 4) made by Lend Lease Corporation ranging from $56,536 to $85,816 (June 2001 A$75,000 to A$113,789) totalling A$142,352 (June 2001 A$372,373) and 1 loan with interest payable at 2% (June 2001 2%) totalling A$298,246 (June 2001 A$326,923).

Loans repaid by the following Directors during the year amounted to A$234,385 (June 2001 A$599,328)

- J Messenger, P Anderson, LS Ng and DLM Ong.

Included in loan repayments are amounts totalling A$59,385 (June 2001 A$40,000) which were forgiven as part of executive compensation and are included in the Directors' and Executives' Compensation (Note 35).

SHAREHOLDINGS OF DIRECTORS OF LEND LEASE CORPORATION

At balance date, the aggregate number of issued shares held directly, indirectly or beneficially by Directors and/or Director related entities amount to 200,999 shares (June 2001 213,752 shares). During the year 22,340 (June 2001 12,040) shares were acquired and no shares were sold (June 2001 7,036).

OTHER DIRECTOR TRANSACTIONS

Transactions entered into during the year with Directors and Director-related entities of Lend Lease within normal employee, customer or supplier relationships on terms and conditions no more favourable than those available on similar transactions to other employees, customers or suppliers include: salaries and benefits from full time employment; dividends and distributions from shareholdings in Lend Lease Corporation and building services supplied by entities in the property services operations.

OWNERSHIP INTERESTS IN RELATED PARTIES AND TRANSACTIONS WITH CONTROLLED ENTITIES

Interests held in controlled entities and associated companies, joint ventures, partnerships and trusts, are set out in Notes 31, 32, 33 and 34 to the financial statements.

Lend Lease Corporation provides a wide range of corporate services to its controlled entities which include: administrative, advertising, accounting, employee services such as the administration of salaries and superannuation, finance, insurances, legal, public relations, company secretarial and treasury. Costs incurred in providing such services are recovered accordingly from the entities concerned.

36. RELATED PARTY INFORMATION continued

MANAGED FUNDS

All transactions between managed property trusts and Lend Lease are determined at an arm's length commercial basis and are subject to independent assessment where appropriate and approval by an independent trustee or Board.

PROPERTY TRUSTS AND FUNDS

Lend Lease is the fund manager for several Property Trusts and Funds. As fund manager, Lend Lease is responsible for all management activities arising from the Trust's and Fund's ownership of properties. The manager is also responsible for implementing policies, monitoring the performance of each property, ensuring the return is maximised for the Trusts and Funds and for managing the liquid funds of the Trusts and Funds. For these services, Lend Lease is paid a fee in accordance with respective deeds of the Trusts and Funds.

The major Property Trusts and Funds managed by Lend Lease are:

	June 2002 A$b	June 2001 A$b
Gross assets:		
General Property Trust	6.6	5.7
Australian Prime Property Fund	1.6	1.3
Properties Securities	2.2	2.0
Lend Lease US Office Trust	1.1	1.2
International Distressed Debt Fund	0.4	0.3
Lend Lease Global Properties (SICAF) (Lend Lease Global Property Fund)	0.9	1.1
Prime Property Fund	4.4	5.8
Value Enhancement Fund II	0.5	0.6
Value Enhancement Fund III	1.3	1.4
Value Enhancement Fund IV	1.2	1.2

	Managed Funds June 2002 A$m	June 2001 A$m
Services provided by Lend Lease		
Management of trusts	157.5	160.7
Expense reimbursements to Lend Lease		
Administrative and property rental expenses	14.6	11.8

Services provided by Lend Lease comprise:

Investment management *includes strategic investment advice, total asset management and investment portfolio* management.

Asset management comprises property management services, property portfolio advisory services, maintenance and insurances, strategic advice and management supervision services, administration, marketing and risk management services.

Integrated Development Businesses includes property capital works, design and construction services, development and refurbishment.

DIRECTORS' DECLARATION

In the opinion of the directors of Lend Lease Corporation Limited:

1. The Financial Statements and notes set out on pages 1 to 70 are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2002 and of its performance, as represented by the results of their operations and cash flows for the year ended on that date; and

   (b) complying with Accounting Standards in Australia and the Corporations Regulations 2001;

2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Sydney, 22 August 2002

Signed in accordance with a resolution of directors:

J.K. Conway
Chairman

D.H. Higgins
Managing Director

KPMG

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF LEND LEASE CORPORATION LIMITED

Scope

We have audited the financial report of Lend Lease Corporation Limited ("the Company") for the financial year ended 30 June 2002, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes 1 to 36, and the directors' declaration set out on pages 1 to 71. The financial report includes the consolidated financial statements of the consolidated entity, comprising the company and the entities it controlled at the end of the year or from time to time during the financial year. The Company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company's and consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Lend Lease Corporation Limited is in accordance with:

(a) the Corporations Act 2001, including:

i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2002 and of its performance for the financial year ended on that date; and

ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

Geoff Wilson

G R Wilson
Partner

Sydney, 22 August 2002

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

22 August 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By facsimile: 0015 64 4 473 1470

Pages: Thirty five (35) pages

Dear Sir

STOCK EXCHANGE AND MEDIA ANNOUNCEMENT

LEND LEASE ANNOUNCES A$226 MILLION PROFIT AFTER TAX FOR THE 2002 FINANCIAL YEAR

Lend Lease Corporation Limited ("Lend Lease") today announced its full year results for the year to 30 June 2002.

A copy of the ASX and media announcement and Preliminary Final Report (Appendix 4B) is attached.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Attch

Lend Lease
CORPORATION

STOCK EXCHANGE AND MEDIA ANNOUNCEMENT 22 AUGUST 2002

LEND LEASE ANNOUNCES A$226 MILLION PROFIT AFTER TAX FOR THE 2002 FINANCIAL YEAR

- Reports Improved Earnings Quality -

Lend Lease Corporation Limited ("Lend Lease") announced an after tax operating profit of A$226.3 million for the year ended 30 June 2002, reflecting an increase of 49.5% over the previous year.

Earnings per share (eps) were 52.4 cents for the year to 30 June 2002 compared to 33.5 cents for the year to 30 June 2001, an increase of 56.4%. Pre-amortisation eps were 73.7 cents for the year to 30 June 2002 compared to 54.2 cents for the previous year, an increase of 36%.

The Lend Lease Board of Directors announced a final dividend of 9 cents per share fully franked (September 2001: 8 cents per share) to be paid on 19 September 2002. The total dividend for the 2002 financial year is 18 cents per share fully franked, as foreshadowed this time last year.

Lend Lease's Real Estate Solutions ("RES") and Real Estate Investments ("REI") global businesses both contributed to the improved result. RES delivered A$153.3 million profit after tax, up 26% on 2001, and REI delivered a 20% growth in after tax profits to A$140.8 million.

Lend Lease Chairman, Jill Conway, said the Board was pleased with the result, which was achieved despite turbulent global economic conditions.

"The profit of A$226.3 million after tax sits comfortably with the expectations that we have consistently shared with the market during the year," Mrs Conway said.

"It also demonstrates a significant improvement in the quality of earnings within the operating businesses.

"Our focus on the core operating businesses and deliberate move away from risking material amounts of shareholder capital on speculative development projects is starting to bear fruit.

"We are budgeting for a slight increase in after tax profit in 2003 over 2002, despite not having the benefit of the A$28 million in profit after tax from the sale of Westpac shares which was included in the 2002 result," she said.

Lend Lease Group Chief Executive Officer and Managing Director, David Higgins, said there were a number of key points to note about Lend Lease's performance in 2002.

"The Real Estate Solutions business performed strongly and now has a good base of long term, predictable earnings in both the project and construction management business and its integrated development activities," Mr Higgins said.

"Many parts of the Real Estate Investments business, such as the Australian business, the Housing and Community Investing and Commercial Credit businesses in the US, and some of our European and Global Fund activities also did well.

"However conditions for the REI Equity business in the US remained very tough, as anticipated. Assets Under Management for the Equity business declined a disappointing 12.8% (US$2.5 billion) over the year due to a combination of dispositions on behalf of clients, some redemptions and revaluations.

"While the results from the US REI business did not provide the returns that shareholders expect, we should not lose sight of the value of the REI business platform.

"The US REI business is the largest real estate investment management operation in the US. It generated approximately A$85 million profit after tax in one of the toughest economic environments seen for some time.

"We are very focused on how to best improve returns to shareholders from our businesses there. We are advancing on this, but there is nothing concrete to report at this time. We expect to be able to elaborate on our progress in this regard over the coming months," Mr Higgins said.

As well as announcing some forthcoming changes to the Board, the company also confirmed that its search for a new CEO is progressing.

Mrs Conway said: "In addition to Diane Grady who retired recently, two other Non-Executive Directors – Yong-Hai Chua and Rudolf Mueller – have decided to retire at this year's Annual General Meeting.

"Albert Aiello will retire from the Board as Executive Director upon conclusion of his contract with Lend Lease in December this year," she said.

This will leave the Board with a good ratio of five Non-Executive and two Executive Directors.

"The smaller size will allow us to work more closely with the executive team as a full Board on all the important issues including strategy, governance and audit," Mrs Conway said.

"We will, of course, keep the size of the Board under review," she said.

REAL ESTATE INVESTMENTS (REI)

The Real Estate Investments business contributed A$140.8 million after tax for the year to June 2002 compared to A$116.9 million for the previous year (excluding US restructuring provision of A$30.3 million after tax), an increase of 20%. Profit contributions from the Australia/Pacific, European and Asian regions were higher for the year to 30 June 2002 than the previous year. However, the overall result from the United States was down due to a challenging economic environment and despite good performance from various business units within the US operations.

Worldwide Assets Under Management (AUM) at 30 June 2002 were A$86 billion. This number was affected by the stronger Australian dollar at the end of June compared to the previous year. In home currencies, AUM grew in all regions except the United States, where AUM was down 1% from 30 June 2001.

Loans Under Servicing, principally the CapMark Services business, increased by 39.1% to US$69.7 billion at 30 June 2002, compared to US$50.1 billion at 30 June 2001.

The US Real Estate Investments business profit for the year to 30 June 2002 was A$84.9 million after tax compared to A$89.9 million for the year to 30 June 2001. This lower result was expected as foreshadowed in February this year.

The difficult global economic conditions had the most significant impact on the REI business in the United States. These conditions created an overall market uncertainty, resulting in a significant reduction in transaction volume and difficulties in raising capital. In addition, the substantially lower US interest rates caused a reduction in CapMark Services' float earnings from US$22.4 million in the year to 30 June 2001 to US$10.4 million for the year to 30 June 2002. Despite this impact from lower interest rates, the overall 2002 US REI result was only down by A$5.0 million after tax.

In the US, the HCI business has continued to perform strongly and the Commercial Credit business was able to increase its profit by 12% despite lower revenues.

Mr Higgins said there had been some good news from the early weeks of the new financial year, with more than US$1 billion in either Assets Under Management or capital commitments for the Equity business.

"However, on-going economic uncertainty in the US calls for caution about short term growth prospects for this business," he said.

In Australia, the REI business profit was A$30.6 million after tax for the year to 30 June 2002, up 58.5% from the previous year. The 2002 result comprised a 35% increase in operating earnings as well as a A$4.3 million profit after tax from the sale of the investment in Kiwi Property Group.

The results for Europe and Asia reflect the still early stage of building the REI business in those regions.

The European REI profit for the year to 30 June 2002 was A$31.9 million after tax, up 78.2% from the previous year, and included an after tax profit of A$9.0 million on the sale of Lend Lease's 50% interest in the Arrábida Shopping Centre in Portugal.

In Asia, the result was a loss after tax of A$6.6 million for the year to 30 June 2002, lower than that for the previous year. The 2002 result included A$11.5 million after tax of expenses in relation to preliminary work on the establishment of REIT businesses in Singapore and Japan.

Mrs Conway said: "In Asia, while we have demonstrated the right amount of caution in delaying entry to the S-REIT and J-REIT markets, we continue to develop our business platform in the region through the activities of the International Distressed Debt Fund and the Global Fund."

REAL ESTATE SOLUTIONS (RES)

The Real Estate Solutions business, which comprises the Bovis Lend Lease and Development businesses, has continued its strong performance, contributing A$153.3 million after tax for the year to 30 June 2002 compared to A$121.2 million for the previous year, an increase of 26%.

Mr Higgins said: "We are very pleased with the integration of Bovis Lend Lease and the Development operations. It has created a strong business that is capital efficient, and we expect that it will continue to produce earnings growth for us."

"RES is now well advanced in building new businesses with stable, predictable earnings based on its early success in winning Private Finance Initiative (PFI) contracts in the UK and similar contracts in the USA. We have avoided the broad-brush approach, instead focusing efforts to build expertise and reputation in health, education and military housing sectors," Mr Higgins said.

"Our Development business has also moved well up the value chain by focusing on integrated opportunities like Victoria Harbour, Greenwich Peninsula and Delfin Lend Lease urban communities," he said.

Bovis Lend Lease

Bovis Lend Lease delivered a profit of A$119.4 million after tax for the year to 30 June 2002, up 32% compared to A$90.3 million for the previous year.

Bovis Lend Lease has continued to secure new projects and has benefited from its strong client relationships. It has now completed the clean-up of the World Trade Centre "Ground Zero" site, doing so in a quicker timeframe and at less cost to the City of New York than originally anticipated.

At 30 June 2002, Bovis Lend Lease had a committed Backlog Gross Profit Margin (GPM) of A$596.4 million, up 15% compared to A$518.2 million at 30 June 2001. In addition, Bovis Lend Lease is the preferred bidder on a number of other PFI projects. These projects will contribute an additional A$111.8 million to Backlog GPM on the assumption that they reach financial close.

Mr Higgins said: "Our focus on overheads has resulted in a steady improvement in Bovis Lend Lease's Profitability Ratio, from 22% in 2000 to 30% in 2002 and we expect continued improvement."

"This is an outstanding result, and reflects the benefits of the Business Repositioning Project undertaken during the year," Mr Higgins said.

"It is also pleasing to see that the proportion of profits derived from longer term contracts and relationships has increased from 36% in 2001 to 38% in 2002.

"We expect this trend of improving earnings quality and predictability to continue," he said.

Integrated Development Businesses

Lend Lease's Integrated Development businesses contributed A$33.9 million after tax for the year to 30 June 2002, compared to A$30.9 million for the previous year.

This result included A$21.1 million after tax from Delfin Lend Lease. Delfin was acquired in August 2001 and has been successfully integrated. The Delfin Lend Lease result was in line with expectations.

The Integrated Development result also included A$24.1 million after tax from the sale of Touchwood, Solihull retail centre in the UK.

Mr Higgins said: "While our clear focus is on building long term earnings in Real Estate Solutions, we will of course continue to exploit one-off development opportunities where they fit our third party capital model."

"There is a high quality pipeline of such projects coming through over the next 3-4 years in work for some of the funds we manage, as well as Hickson Road, TresAguas and others," he said.

OTHER ACTIVITIES

The result for the year to 30 June 2002 included the final Westpac hedge profit of $28.2 million after tax. The result for the year to 30 June 2002 also included A$16.8 million after tax in earnings from the company's investment in IBM Global Services Australia, compared to A$7.8 million after tax in the previous year.

FINANCIAL STRENGTH

The company remains in a very strong financial position. At 30 June 2002 it had cash of A$904 million with net debt of A$35 million. Cash generated from operations during the year was strong, with the interest coverage ratio being 7.6 times and well within the company's policy of maintaining a 7 to 9 times ratio.

Mrs Conway said: "We are aware of the expectation that we should leverage our strong Balance Sheet. However, given the current economic uncertainty and the opportunities that this may present, and our focus on how to best improve returns from the REI business, we prefer to keep our powder dry for the moment in order to preserve maximum financial flexibility."

EARNINGS OUTLOOK

Robert Tsenin, Lend Lease Group Finance Director, said Lend Lease's ability to maintain its outlook for 2003 earnings and budget for a slight increase over the 2002 result, underscored the company's strengthening operations.

"Given the need to replace the profits from the Westpac shares which were fully divested during 2002, this indicates credible progress in core earnings growth despite continuing economic uncertainty," Mr Tsenin said.

Mr Tsenin also noted that the 2003 budget is based on profit growth in both the Real Estate Solutions and Real Estate Investments businesses, as well as continued reduction in Corporate overheads.

"The 2003 budget also assumes no major asset sales and the continued amortisation of intangibles," Mr Tsenin said.

"The bottom line is that while the uncertainty in world economies presents risks to growth, we are positioned to achieve our 2003 budget despite the issues we continue to face in US REI.

"This is, of course, always subject to the proviso that we experience no further major economic or market shocks.

"In line with the budgeted profit increase, we are also budgeting for an increased dividend per share in 2003," Mr Tsenin said.

ENDS

For further information contact:

Roger Burrows
Lend Lease Corporation
02 9236 6116

Mary Beth Lally
Lend Lease Corporation
02 9236 6883

Rules 4.1, 4.3

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

Lend Lease Corporation Limited

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
32 000 226 228		√	Financial Year ended 30 June 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$Amillion
Revenues from ordinary activities *(item 1.1)*	Up	8.9%	to	12,478.0
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	Up	49.5%	to	226.3
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d))*	Gain of	Nil		
Net profit (loss) for the period attributable to members *(item 1.11)*	up	49.5%	to	226.3

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	9¢	9¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	8¢	8¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 5 September 2002

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period $Amillion	Previous corresponding period $Amillion
1.1	Revenues from ordinary activities *(see items 1.23 - 1.25)*	12,478.0	11,453.8
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(12,039.1)	(11,125.7)
1.3	Borrowing costs	(81.8)	(84.6)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	34.0	(3.0)
1.5	**Profit (loss) from ordinary activities before tax**	**391.1**	**240.5**
1.6	Income tax on ordinary activities *(see note 4)*	(152.3)	(83.0)
1.7	**Profit (loss) from ordinary activities after tax**	**238.8**	**157.5**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	Nil	Nil
1.9	**Net profit (loss)**	**238.8**	**157.5**
1.10	Net profit (loss) attributable to outside +equity interests	(12.5)	(6.1)
1.11	**Net profit (loss) for the period attributable to members**	**226.3**	**151.4**

Non-owner transaction changes in equity

		Current period $Amillion	Previous corresponding period $Amillion
1.12	Increase (decrease) in revaluation reserves	(60.9)	(4.7)
1.13	Net exchange differences recognised in equity		
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)		
1.15	Initial adjustments from UIG transitional provisions		
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	(60.9)	(4.7)
1.17	**Total changes in equity not resulting from transactions with owners as owners**	165.4	146.7

		Current period $Amillion	Previous corresponding period $Amillion
1.18	Basic EPS	52.4	33.5 [1]
1.19	Diluted EPS	52.4	33.5 [1]

(1) An adjustment factor of 0.99531 has been applied to previous corresponding period comparatives. This is attributable to the bonus element for the prior year relating to the issue of shares at less than market price, such as share election plan and Lend Lease Employee Share Acquisition Plan share allocations and the off-market share buyback

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period $Amillion	Previous corresponding period $Amillion
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	238.8	157.5
1.21	Less (plus) outside +equity interests	(12.5)	(6.1)
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**226.3**	**151.4**

Revenue and expenses from ordinary activities
(see note 15)

Refer Attachment 1

		Current period $Amillion	Previous corresponding period $Amillion
1.23	Revenue from sales or services	12,039.7	10,565.7
1.24	Interest revenue	31.1	114.5
1.25	Other relevant revenue	407.2	773.6
1.26	Details of relevant expenses	Refer attachment 1	Refer attachment 1
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	53.9	36.0
Capitalised outlays			
1.28	Interest costs capitalised in asset values	2.6	12.4
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	3.9	22.3

Consolidated retained profits

		Current period $Amillion	Previous corresponding period $Amillion
1.30	Retained profits (accumulated losses) at the beginning of the financial period	2,749.9	3,819.9
1.31	Net profit (loss) attributable to members (*item 1.11*)	226.3	151.4
1.32	Net transfers from (to) reserves *(details if material)*		
1.33	Net effect of changes in accounting policies		
1.34	Dividends and other equity distributions paid or payable	(77.9)	(90.3)
1.34a	Dividend foregone pursuant to share election plan	0.8	7.4
1.34b	Share buy back dividend		(1,138.5)
1.35	**Retained profits (accumulated losses) at end of financial period**	**2,899.1**	**2,749.9**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $Amillion (a)	Related tax $Amillion (b)	Related outside +equity interests $Amillion (c)	Amount (after tax) attributable to members $Amillion (d)
2.1	Amortisation of goodwill	70.5	14.9		55.6
2.2	Amortisation of other intangibles	27.0			27.0
2.3	**Total amortisation of intangibles**	97.5	14.9		82.6
2.4	Extraordinary items (details)	Nil			Nil
2.5	**Total extraordinary items**	**Nil**			**Nil**

Comparison of half year profits

(Preliminary final report only)

		Current period $Amillion	**Previous corresponding period $Amillion**
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	126.4	108.8
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	99.9	42.6

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position

		At end of current period $Amillion	As shown in last annual report $Amillion	As in last half yearly report $Amillion
	Current assets			
4.1	Cash	904.1	1,118.6	733.4
4.2	Receivables	2,177.4	2,509.1	2,083.2
4.3	Investments	350.7	118.9	328.7
4.4	Inventories	392.3	473.2	492.4
4.5	Tax assets			
4.6	Other (provide details if material)	190.3	58.3	47.6
4.7	**Total current assets**	**4,014.8**	**4,278.1**	**3,685.3**
	Non-current assets			
4.8	Receivables	75.6	65.5	86.6
4.9	Investments (equity accounted)	166.1	113.3 (1)	136.2
4.10	Other investments	922.0	904.1 (1)	1,040.2
4.11	Inventories	791.4	777.3 (1)	874.8
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*			
4.13	Development properties (+mining entities)			
4.14	Other property, plant and equipment (net)	128.7	147.4	153.5
4.15	Intangibles (net)	1,043.9	1,122.5	1,160.6
4.16	Tax assets	388.1	535.8	565.9
	Other (provide details if material)			
	- Management Agreement	881.1	963.8	971.5
	- Other intangibles	58.9	37.6	2.1
4.17	- Other assets	116.3	114.5	148.2
4.18	**Total non-current assets**	**4,572.1**	**4781.8 (1)**	**5139.6**
4.19	**Total assets**	**8,586.9**	**9,059.9 (1)**	**8824.9**
	Current liabilities			
4.20	Payables	2,799.5	2,732.5	2,637.6
4.21	Interest bearing liabilities	31.2	132.0	32.6
4.22	Tax liabilities	10.8	102.0	93.9
4.23	Provisions exc. tax liabilities	318.3	342.3 (1)	397.7
	Deferred settlement of acquisition			
4.24	Other (provide details if material)	85.1	259.0	113.5
4.25	**Total current liabilities**	**3,244.9**	**3,567.8 (1)**	**3,275.3**
	Non-current liabilities			
4.26	Payables	6.8		
4.27	Interest bearing liabilities	1,206.3	1,295.9	1,277.4
4.28	Tax liabilities	193.1	228.2	280.7
4.29	Provisions exc. tax liabilities	107.7	92.3	105.5
4.30	Other (provide details if material)	76.0	208.3	124.2
4.31	**Total non-current liabilities**	**1,589.9**	**1,824.7**	**1,787.8**
4.32	**Total liabilities**	**4,834.8**	**5,392.5 (1)**	**5,063.1**
4.33	**Net assets**	**3,752.1**	**3,667.4**	**3,761.8**

(1) Amounts totalling $66.9 million included in provisions have been reclassified to inventories and investments to achieve consistency with current year disclosures.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

		At end of current period $Amillion	As shown in last annual report $Amillion	As in last half yearly report $Amillion
	Equity			
4.34	Capital/contributed equity	797.7	765.8	779.5
4.35	Reserves	51.5	112.4	113.1
4.36	Retained profits (accumulated losses)	2,899.1	2,749.9	2,837.5
4.37	**Equity attributable to members of the parent entity**	**3,748.3**	**3,628.1**	**3,730.1**
4.38	Outside +equity interests in controlled entities	3.8	39.3	31.7
4.39	**Total equity**	**3,752.1**	**3,667.4**	**3,761.8**
4.40	Preference capital included as part of 4.37	Nil	Nil	Nil

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $Amillion	Previous corresponding period $Amillion
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**N/A**	**N/A**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $Amillion	Previous corresponding period $Amillion
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**N/A**	**N/A**

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period $Amillion	Previous corresponding period $Amillion
	Cash flows related to operating activities		
7.1	Receipts from customers	13,148.3	10,686.2
7.2	Payments to suppliers and employees	(12,456.0)	(10,312.1)
7.3	Dividends received from associates	22.0	18.5
7.4	Other dividends received	37.4	31.8
7.5	Interest and other items of similar nature received	31.1	118.9
7.6	Interest and other costs of finance paid	(83.4)	(93.0)
7.7	Income taxes paid	(142.0)	(162.9)
7.8	Other (provide details if material)		
7.9	**Net operating cash flows**	**557.4**	**287.4**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(32.7)	(45.5)
7.11	Proceeds from sale of property, plant and equipment	3.1	9.6
7.12	Payment for purchases of equity investments	(361.5)	(224.7)
7.13	Proceeds from sale of equity investments	126.7	117.0
7.14	Loans to other entities		(13.6)
7.15	Loans repaid by other entities	34.0	
7.16	Other (provide details if material)		
	- Proceeds from sale of controlled entities	5.7	
	- Payments for acquisition of controlled entities	(173.9)	(46.9)
	- Purchase of Management Agreement	(21.7)	
	- Proceeds from sale of Management Agreement & goodwill	7.0	
	- Income tax paid on sale of financial services business		(545.2)
7.17	**Net investing cash flows**	**(413.3)**	**(749.3)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	32.7	49.8
7.19	Proceeds from borrowings	1,936.9	1,124.4
7.20	Repayment of borrowings	(2,180.5)	(1,133.2)
7.21	Dividends paid	(73.3)	(219.7)
7.22	Other (provide details if material)		
	- Payments for share buybacks		(1,757.2)
	- Return of capital to outside equity interest	(37.2)	
7.23	**Net financing cash flows**	**(321.4)**	**(1935.9)**
7.24	**Net increase (decrease) in cash held**	**(177.3)**	**(2397.8)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	1,118.6	3,483.8
7.26	Exchange rate adjustments to item 7.25.	(26.8)	32.6
7.26.1	Cash balances in controlled entities acquired	1.3	
7.26.2	Cash balances in controlled entities sold	(11.7)	
7.27	**Cash at end of period** *(see Reconciliation of cash)*	904.1	1,118.6

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $Amillion	Previous corresponding period $Amillion
8.1	Cash on hand and at bank	287.7	345.9
8.2	Deposits at call	616.4	772.7
8.3	Bank overdraft		
8.4	Other (provide details)		
8.5	**Total cash at end of period** *(item 7.27)*	**904.1**	**1,118.6**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	3.1%	2.1%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	6.0%	4.3%

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

Basic EPS	52.4
Diluted EPS	52.4
Weighted average number of ordinary shares outstanding during the period used in the calculation of Basic EPS	431.7

NTA backing *(see note 7)*		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	4.07	3.58

+ See chapter 19 for defined terms.

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	Delfin Group
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$12.6m
13.3	Date from which such profit has been calculated	10 August 2001
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$12.2m

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	19/09/2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	05/09/2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	Yes

+ See chapter 19 for defined terms.

Amount per security

			Amount per security	Franked amount per security at 30% tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)				
15.4	**Final dividend:**	Current year	9¢	9¢	N/A¢
15.5		Previous year	8¢	8¢	N/A¢
	(Half yearly and preliminary final reports)				
15.6	**Interim dividend:**	Current year	9¢	9¢	N/A¢
15.7		Previous year	13¢	0¢	N/A¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current period	Previous corresponding period
15.8	+Ordinary securities	18¢	21¢
15.9	Preference +securities	N/A¢	N/A¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period A$million	Previous corresponding period A$million
15.10	+Ordinary securities *(each class separately)*	39.1	34.5
15.11	Preference +securities *(each class separately)*		
15.12	Other equity instruments *(each class separately)*		
15.13	**Total**	**39.1**	**34.5**

The +dividend or distribution plans shown below are in operation.

As previously announced, the Board has adopted a policy to commence in the 2001/2002 year where the company will only pay fully franked dividends. The level of franking credits is dependent upon the level of tax paid in Australia.

The last date(s) for receipt of election notices for the +dividend or distribution plans	05/09/2002

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

As approved by shareholders, effective from 31 October 1996, the company implemented a Share Accumulation Plan, one component of which was share buyback program whereby the company may buy back the number of shares equal to the number of new shares issued under the Dividend Reinvestment Plan (DRP), Share Purchase Plan (SPP) and Share Election Plan (SEP). There were no on-market buybacks undertaken during the period.

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period A$million	Previous corresponding period A$million
16.1 Profit (loss) from ordinary activities before tax	35.4	(3.3)
16.2 Income tax on ordinary activities	(2.1)	0.3
16.3 Profit (loss) from ordinary activities after tax	33.3	(3.0)
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	33.3	(3.0)
16.6 Adjustments	0.7	
16.7 Share of net profit (loss) of associates and joint venture entities	34.0	(3.0)

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	**Percentage of ownership interest held at end of period or date of disposal**		**Contribution to net profit (loss) (*item 1.9*)**	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $Amillion	Previous corresponding period - $Amillion
See Attachment 2				
17.2 Total				
17.3 Other material interests Westpac Banking Corporation	0.0%	0.3%	28.2	82.6
17.4 Total			28.2	82.6

WESTPAC BANKING CORPORATION

In December 1998, Lend Lease effected share lending and hedging arrangements (the Arrangements) with Merrill Lynch relating to 40 million shares in Westpac Banking Corporation. The Arrangements locked in the price of A$10.05 per share enabling Lend Lease to realise the value of the investment, while retaining flexibility regarding the timing of the ultimate disposal.

At 30 June 2002 all 40 million shares have been unwound from the Arrangements.

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	434,528,203	434,528,203		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	 4,910,908	 4,910,908		
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period				
18.9	Exercised during current period				
18.10	Expired during current period				
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

+ See chapter 19 for defined terms.

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Refer ATTACHMENT 3

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer to Management's Discussion and Analysis of Financial Condition and Results of Operation for the year ended 30 June 2002, available on the internet at http://www.lendlease.com.au

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Nil

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The Board has adopted a policy, commencing in the 2001/2002 year, where the company will only pay fully franked dividends. The level of franking credit is dependent upon the level of tax paid in Australia.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

+ See chapter 19 for defined terms.

SEGMENT REPORTING

Lend Lease has applied the revised AASB 1005 "Segment Reporting" for the first time from 1 July 2001 (refer Attachment 3 Segment Reporting).
Comparative information has been restated for the change in the definition of segment revenue and results.

REVENUE AND PROFITS ON SALE OF RESIDENTIAL LAND

Change in Basis of Application of Accounting Policy

Following the acquisition of the Delfin Group, the basis of revenue recognition for the sale of residential land was changed, effective 1 July 2001. Previously, Lend Lease recognised revenue for residential land sales upon exchange of unconditional sales contract. Lend Lease now recognises such revenue upon settlement of contract. The purpose of this change was to enable a more reliable basis for measurement of revenue and profit on urban communities projects.

This voluntary change in accounting policy has resulted in a decrease in revenue and profit after tax for the period ended 30 June 2002 of A$10.6 million and A$4.3 million respectively. There was no impact on opening retained profits at 1 July 2001.

Had the revised policy been applied in the previous financial year, the financial impact of the change in policy would be a reduction in revenue of A$5.2 million for the year ended 30 June 2002 and A$5.4 million for the year ended 30 June 2001 and a reduction in profit after A$3.0 million for the year ended 30 June 2002 and A$1.3 million for the year ended 30 June 2001.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

N/A

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

N/A

Additional disclosure for trusts

20.1 Number of units held by the management company or responsible entity or their related parties.	N/A
20.2 A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

+ See chapter 19 for defined terms.

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	The Westin, Sydney
Date	08/11/2002
Time	10:00 am
Approximate date the +annual report will be available	Late September 2002

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus

2 This report, and the +accounts upon which the report is based, use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

√	The +accounts have been audited.	☐	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 The accounts have been audited by KPMG.

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 22 August 2002
(Company Secretary)

Print name: Susan June Sharpe

+ See chapter 19 for defined terms.

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

+ See chapter 19 for defined terms.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $Amillion headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $Amillion headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

+ See chapter 19 for defined terms.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**
Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report
Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**
This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX

+ See chapter 19 for defined terms.

STOCK EXCHANGE ANNOUNCEMENT- ATTACHMENT 1
YEAR ENDED 30 JUNE 2002

REVENUE AND EXPENSES FROM ORDINARY ACTIVITES

	Consolidated June 2002 A$m	June 2001 A$m
REVENUE FROM ORDINARY ACTIVITIES		
Revenue from the sale of development properties	818.8	568.9
Revenue from the provision of services	11,220.9	9,996.8
Other revenues from ordinary operating activities	438.3	888.1
Total revenue from ordinary activities	**12,478.0**	11,453.8
EXPENSES FROM ORDINARY ACTIVITIES		
Integrated property development activities	(806.6)	(900.0)
Project and construction management activities	(10,269.8)	(9,081.4)
Real estate equity and debt management activities	(866.7)	(847.2)
Investment activities	(22.4)	(140.9)
Administration expenses	(73.6)	(156.2)
Borrowing costs	(31.8)	(84.6)
Total expenses from ordinary activities	**(12,120.9)**	(11,210.3)

STOCK EXCHANGE ANNOUNCEMENT- ATTACHMENT 2
YEAR ENDED 30 JUNE 2002
EQUITY ACCOUNTING - ASSOCIATES AND JOINT VENTURES

	Balance Date	Interest June 2002 %	Interest June 2001 %	Share of Associates' Profit/(Loss) After Tax [1] June 2002 A$m	Share of Associates' Profit/(Loss) After Tax [1] June 2001 A$m	Book Value June 2002 A$m	Book Value June 2001 A$m
ASSOCIATES							
PROJECT & CONSTRUCTION MANAGEMENT							
Bonafacio Construction Management	30 Jun	40.0%	40.0%	0.1		0.2	0.5
Jacobs Lend Lease	30 Jun	50.0%	50.0%	2.5	2.4	2.1	2.9
Catalyst Healthcare (Calderdale) plc	31 Mar		50.0%	3.0	(0.1)		0.4
Catalyst Healthcare (Worcester) plc	31 Mar	50.0%	50.0%	(0.7)	0.3	(0.3)	0.4
Exchequer Partnership	31 Mar	42.5%	42.5%			0.5	0.6
Other Associates [6]				(0.4)			
				4.5	**2.6**	**2.5**	**4.8**
INTEGRATED DEVELOPMENT BUSINESSES							
Tuas View Development Pte Ltd	31 Mar	35.0%	35.0%				
Tres Aguas (Paseo Commercial Carlos III), Madrid	31 Dec	49.3%	49.3%	(0.2)	(0.1)	18.6	18.8
Retirement by Design Pty Ltd [2]	30 Jun	50.0%		2.5		21.3	
Forest Gardens Residential Land Development [2]	30 Jun	50.0%				6.6	
Golden Grove Development [2]	30 Jun	50.0%					
Forest Lake Village Pty Ltd [2]	30 Jun	50.0%					
Wattle Grove Development [2]	30 Jun	50.0%		2.0		4.1	
Delcorp Property Trust [2]	30 Jun	50.0%		1.6		1.7	
				5.9	**(0.1)**	**52.3**	**18.8**
REAL ESTATE INVESTMENTS - EQUITY							
DPT Operator	30 Jun	50.0%	50.0%	1.3	(2.0)	4.2	2.9
Generali LL	30 Jun	49.5%	49.5%	0.3	(0.8)	1.3	0.2
Kiwi Property Group [5]	31 Mar			1.8	1.3	0.9	14.7
Kiwi Income Properties Ltd			50.0%				
KDT Development Ltd			50.0%				
KDT Management Ltd			50.0%				
Kiwi Property Management Ltd		50.0%	50.0%				
Lend Lease Porto Retail (Arrabida Shopping Centre) [4]	31 Dec		50.0%	3.8	0.8		3.0
Lend Lease Rosen Real Estate Securities, LLC	31 Dec	50.0%	50.0%	5.5	3.1	7.1	6.8
Morrisons [4]	31 Mar		25.0%				3.6
Other						0.5	0.5
				12.7	**2.4**	**14.0**	**31.7**
REAL ESTATE INVESTMENTS - DEBT							
LLM Inversiones I, S.A. de C.V.	30 Jun	32.3%	32.3%	1.3		15.1	19.7
Lend Lease Hyperion Capital Advisors, LLC	31 Dec	50.0%	50.0%	3.5	2.8	0.7	3.0
Thailand Pavilion Fund LL	30 Jun		39.0%		(0.8)		
Lend Lease Mexico	30 Jun	50.0%		1.9		7.1	
Other [6]					0.5	0.6	0.7
				6.7	**2.5**	**23.5**	**23.4**
CAPITAL SERVICES							
Chelverton Properties Limited	31 Mar	50.0%	50.0%		(7.0)	14.1	15.0
THI plc [3]	31 Dec		25.0%				
Other [6]						2.9	2.9
				-	**(7.0)**	**17.0**	**17.9**
Provision for diminution						(17.5)	(20.5)
Total				**29.8**	**0.4**	**91.8**	**76.1**

Footnotes are located on next page.

ASSOCIATES continued

(1) Reflects the contribution to profit after tax from ordinary activities of equity accounted profits and losses only. Does not include any provision raised against the investment in the associates or other income such as guarantee fees etc.
(2) Acquired as part of the Delfin Group acquisition.
(3) Written down to nil.
(4) Sold during the financial year.
(5) *Business assets sold during the financial year.*
(6) Other Associates relate to associates whose size and impact on the results for the year are not significant, separately or in aggregate and therefore no further disclosures have been made.

	June 2002 A$m	June 2001 A$m
RESULTS OF ASSOCIATES		
Share of associates' ordinary profit before income tax	30.8	0.2
Share of associates' income tax (expense)/benefit attributable to ordinary profit	(1.7)	0.4
Share of associates' net profit – as disclosed by associates	**29.1**	**0.6**
Adjustment arising from equity accounting		
Amortisation of goodwill and management agreements	(0.4)	(0.6)
Borrowing costs capitalised	1.5	0.4
Other	(0.4)	
Share of associates' net profit – equity accounted	**29.8**	**0.4**
SHARE OF POST ACQUISITION RETAINED PROFITS AND RESERVES ATTRIBUTABLE TO ASSOCIATES		
RETAINED PROFITS		
Share of associates' retained profits at the beginning of the financial year	0.3	9.8
Share of net profit of associates	29.8	0.4
Effect of exchange rate movements	(1.5)	
Dividends from associates	(26.5)	(9.9)
Disposal of associate	(1.8)	
Share of associates' retained profits at end of financial year	**0.3**	**0.3**
MOVEMENTS IN CARRYING AMOUNTS OF INVESTMENTS		
Carrying amount of investments in associates at the beginning of the financial year	76.1	105.0
Acquisition through entity acquired during the financial year	41.3	
Investment in associates acquired during the financial year	8.4	21.7
Share of associates' net profit	29.8	0.4
Dividends received from associates	(26.5)	(9.9)
Other non profit distributions from associates	(12.1)	
Sale of associates	(23.0)	(25.2)
Other adjustments [1]	(2.2)	(15.9)
Carrying amount of investments in associates at end of financial year	**91.8**	**76.1**
COMMITMENTS		
Share of associates' capital expenditure and lease commitments contracted but not provided for and payable:		
Due within 1 year	54.4	0.2
Due between 1 and 5 years	54.6	0.9
Due later than 5 years		0.3
	109.0	**1.4**
CONTINGENT LIABILITIES		
Share of associates' contingent liabilities	-	-

ASSOCIATES continued

SUMMARY OF FINANCIAL POSITION OF ASSOCIATES

	June 2002 A$m	June 2001 A$m
Current assets	283.6	251.4
Non current assets	388.7	454.4
Total assets	**672.3**	**705.8**
Current liabilities	153.1	128.3
Non current liabilities	433.0	528.1
Total liabilities	**586.1**	**656.4**
Net assets – as reported by associates	86.2	49.4
Adjustments arising from equity accounting:		
Goodwill (net of amortisation)	5.6	6.6
Management agreements (net of amortisation)		20.1
Net assets – equity adjusted	**91.8**	**76.1**

(1) Includes exchange rate movement.

JOINT VENTURES

JOINT VENTURE ENTITIES

	Balance Date	Interest June 2002 %	Interest June 2001 %	Share of Profit/(Loss) After Tax June 2002 A$m	Share of Profit/(Loss) After Tax June 2001 A$m	Book Value June 2002 A$m	Book Value June 2001 A$m
PROJECT & CONSTRUCTION MANAGEMENT							
Bovis Projects	30 Dec	60%	60%	0.6	0.3	0.3	
Jacob Lend Lease		50%		1.8		2.0	
				2.4	**0.3**	**2.3**	**-**
INTEGRATED DEVELOPMENT BUSINESSES							
Fox Studios Australia Partnership [1]	30 June	50%	50%	(17.7)	(16.8)	4.7	15.0
Mawson Lakes Economic Development Project [2]	31 Dec	50%		2.1		6.6	
North Lakes Development Joint Venture [3]	30 June	50%		1.0		24.5	
Pyrmont Trust [3]	30 June	50%	50%	10.3	12.9	13.3	13.3
MLLVC Partnership – Precinct 3 [3]	30 June	50%	50%	4.5		8.0	8.9
Caroline Spring Joint Venture	30 June	50%		3.2		12.9	
Other Joint Ventures [4]				(1.6)		2.0	
				1.8	**(3.9)**	**72.0**	**37.2**
CAPITAL SERVICES							
Prospect Water Partnership [5]	31 Dec				0.2		
				-	**0.2**	**-**	**-**
Total				**4.2**	**(3.4)**	**74.3**	**37.2**

(1) Represents pre-tax loss which forms part of Lend Lease's assessable income. This loss has been offset by provisions written back with no impact on the results for the year.
(2) At June 2001, 25% was held and disclosed as a Joint Venture Operation. An additional 25% was acquired through Delfin and combined amount now disclosed as a Joint Venture Entity
(3) Disclosed at June 2001 as Joint Venture Operation.
(4) Other Joint Ventures include MVIC Finance 2, Aena and Cotas. Their size and impact on the results for the year in Joint Ventures as listed are not significant, separately or in aggregate and therefore no further disclosures have been made.
(5) The interest in the partnership was sold during the year to June 2001.

JOINT VENTURES continued

	June 2002 A$m	June 2001 A$m
Lend Lease's share of the assets and liabilities of joint venture entities consists of:		
Current assets	140.7	108.0
Non current assets	138.3	366.5
Total assets	**279.0**	474.5
Current liabilities	54.9	197.6
Non current liabilities	162.8	239.7
Total liabilities	**217.7**	437.3
Other adjustments	**13.0**	-
Share of net assets – equity adjusted	**74.3**	37.2
Lend Lease's share of the results of joint venture entities consists of:		
Revenue	125.3	101.3
Expenses	(120.7)	(104.6)
Profit/(loss) before tax	**4.6**	(3.3)
Income tax expense	(0.4)	(0.1)
Net profit/(loss) after tax	**4.2**	(3.4)
Share of post-acquisition retained profits attributable to joint venture entities:		
Share of joint venture entities' retained losses at beginning of year	(15.3)	(9.1)
Acquisition through entity acquired during financial year	1.7	
Transfer from joint venture operations to entities	1.5	
Share of joint venture entities' net profit/(loss)	4.2	(3.4)
Drawings from partnerships	(37.6)	(2.6)
Investment in joint venture entities sold during the year		(0.2)
Share of joint venture entities' retained losses at end of year	**(45.5)**	(15.3)
Movements in carrying amount of joint venture entities:		
Carrying amount at the beginning of financial year	37.2	94.6
Increase through entity acquired during financial year	8.9	
Transfer from joint venture operations to entities	14.9	
Contributions to the joint venture entities	28.3	24.0
Share of joint venture entities' profit/(loss)	4.2	(3.4)
Drawings from the joint venture entities	(37.6)	
Other non-profit distributions from joint ventures	(4.2)	
Other adjustments to carrying value	22.6	39.9
Provision for diminution		(90.6)
Proceeds from sale of investments		(27.3)
Carrying amount at end of financial year	**74.3**	37.2

STOCK EXCHANGE ANNOUNCEMENT- ATTACHMENT 3
YEAR ENDED 30 JUNE 2002

SEGMENT REPORTING

The segment results are discussed and analysed in the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

BUSINESS SEGMENT SUMMARY

	Segment Revenue[1][2]		Other Unallocated Revenue[1]		Group Operating Revenue		Segment Result[1][2][3]		Share of Net Profit/(Loss) of Equity Accounted Investments		Other Unallocated Revenues & Expenses[1][3]		Group Operating Profit/(Loss) Before Tax		Group Operating Profit/(Loss) After Tax from Ordinary Activities[4]		Group Operating Profit/(Loss) After Tax	
	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
Project and Construction Management[5]	10,389.5	9,204.3	42.8		10,432.3	9,204.3	122.1	98.4	6.9	2.9	57.4	44.0	186.4	145.3	119.6	90.3	119.4	90.3
Integrated Property Development[6]	873.2	844.5		28.7	873.2	873.2	54.3	29.9	7.7	(4.0)	3.5	11.0	65.5	36.9	45.5	36.8	33.9	30.9
Total Real Estate Solutions	11,262.7	10,048.8	42.8	28.7	11,305.5	10,077.5	176.4	128.3	14.6	(1.1)	60.9	55.0	251.9	182.2	165.1	127.1	153.3	121.2
REI – Equity	563.6	526.1	75.9	31.7	639.5	557.8	97.7	64.3	12.7	2.4	51.2	21.5	161.6	88.2	113.9	69.3	113.0	69.3
REI – Debt	373.6	379.5	6.6		380.2	379.5	1.4	2.3	6.7	2.5	22.7	18.0	30.8	22.8	27.6	17.5	27.8	17.3
Total Real Estate Investments	937.2	905.6	82.5	31.7	1,019.7	937.3	99.1	66.6	19.4	4.9	73.9	39.5	192.4	111.0	141.5	86.8	140.8	86.6
Total Core Real Estate	12,199.9	10,954.4	125.3	60.4	12,325.2	11,014.8	275.5	194.9	34.0	3.8	134.8	94.5	444.3	293.2	306.6	213.9	294.1	207.8
Non Core Businesses/One-Off Items																		
Capital Services	11.9	28.0		48.9	11.9	76.9	12.3	(20.1)		(6.8)		24.7	12.3	(2.2)	6.7	(12.7)	6.7	(12.7)
IT+T and eBusiness Investments	11.3	11.8	10.7		22.0	11.8	11.7	(56.9)			10.7		22.4	(56.9)	19.2	(42.7)	19.2	(42.7)
Equity Investments	61.9	192.5			61.9	192.5	39.0	120.3					39.0	120.3	28.2	82.7	28.2	82.7
Total Non Core Business	85.1	232.3	10.7	48.9	95.8	281.2	63.0	43.3	-	(6.8)	10.7	24.7	73.7	61.2	54.1	27.3	54.1	27.3
Total Segment	12,285.0	11,186.7					338.5	238.2	34.0	(3.0)								
Unallocated Corporate			57.0	157.8	57.0	157.8					(126.9)	(113.9)	(126.9)	(113.9)	(121.9)	(83.7)	(121.9)	(83.7)
Total Group			193.0	267.1	12,478.0	11,453.8					18.6	5.3	391.1	240.5	238.8	157.5	226.3	151.4

(1) **Change in Accounting Policy**
Under revised AASB 1005 Segment Reporting, effective 1 July 2001, individual business segments have been identified based on the consolidated entity's management reporting system. REI Debt and REI Equity are new business segments, previously reported under REI segment. AASB 1005 does not permit certain items of revenue and expenses to be attributed to particular segments for the purposes of determining segment revenues and segment results. These include corporate expenses, interest and dividend revenue, proceeds on the sale of investments (unless the segment's operations are primarily of a financial nature) and income tax expenses. Comparative information has been restated for the changes in definition of segment revenues and results. The financial effect of the change was a decrease in total segment revenue of A$267.1 million and a decrease in total comparative segment profit before tax of A$2.3 million.

(2) Segment revenues, expenses and results include inter-segment transfers between business segment of A$24.4 million. Inter-segment transfers are priced on an arm's length basis.

(3) Segment results include amortisation, of which A$81.9 million has been reclassified to Unallocated Corporate for MD&A purpose.

(4) Represents the Group net profit before Outside Equity Interest.

(5) Formerly referred to as Bovis Lend Lease.

(6) Formerly referred to as Property Development.

2. SEGMENT REPORTING continued

BUSINESS SEGMENT SUMMARY continued

	Depreciation & Amortisation [2]		Non Cash Expenses other than Depreciation & Amortisation [3]		Segment Assets [1]		Equity Accounted Investments		Unallocated Corporate Assets [1]		Total Group Assets		Acquisition of Non Current Assets [4]		Segment Liabilities [1]		Unallocated Corporate Liabilities [1]		Total Group Liabilities	
	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
Project & Construction Management	63.3	64.0	17.8	25.1	3,404.7	3,329.2	4.8	4.8	52.8	104.1	3,462.3	3,438.1	26.1	68.1	2,678.6	2,615.3	19.2	80.7	2,697.8	2,696.0
Integrated Property Development	7.7	3.9	(14.3)	117.2	481.3	852.1	124.3	56.0	30.1	76.7	635.7	984.8	78.3	2.0	203.6	159.5	16.7	229.6	220.3	389.1
Total Real Estate Solutions	71.0	67.9	3.5	142.3	3,886.0	4,181.3	129.1	60.8	82.9	180.8	4,098.0	4,422.9	104.4	70.1	2,882.2	2,774.8	35.9	310.3	2,918.1	3,085.1
REI – Equity	43.3	26.3	52.7	102.2	2,851.6	2,660.2	13.5	29.2	212.0	209.0	3,077.1	2,898.4	29.0	51.9	566.4	549.2	1,035.1	1,080.3	1,601.5	1,629.5
REI – Debt	23.8	19.7	18.6	8.6	754.1	890.9	23.5	23.4	4.1	0.7	781.7	915.0	27.2	43.1	127.7	283.4	1.8		129.5	283.4
Total Real Estate Investments	67.1	46.0	71.3	110.8	3,605.7	3,551.1	37.0	52.6	216.1	209.7	3,858.8	3,813.4	56.2	95.0	694.1	832.6	1,036.9	1,080.3	1,731.0	1,912.9
Total Core Real Estate	138.1	113.9	74.8	253.1	7,491.7	7,732.4	166.1	113.4	299.0	390.5	7,956.8	8,236.3	160.6	165.1	3,576.3	3,607.4	1,072.8	1,390.6	4,649.1	4,998.0
Non Core Businesses/ One-Off Items																				
Capital Services			12.2	70.9	0.3	15.9	14.1	15.0	22.4	2.9	36.8	33.8			45.3	16.6	2.2	7.2	47.5	23.8
IT+T and eBusiness Investments			(1.0)	58.1	58.9	83.6			14.6		73.5	83.6					0.2		0.2	
Equity Investments			22.3	71.6		22.4				0.1		22.5				101.1	10.5		10.5	101.1
Total Non Core Business	-	-	33.5	200.6	59.2	121.9	14.1	15.0	37.0	3.0	110.3	139.9	-	-	45.3	117.7	12.9	7.2	58.2	124.9
Total Segment	138.1	113.9	108.3	453.7	7,550.9	7,854.3	180.2	128.4					160.6	165.1	3,621.6	3,725.1				
Unallocated Corporate									519.7	683.7	519.8	683.7					127.5	269.6	127.5	269.6
Total Group									855.7	1,077.2	8,586.9	9,059.9					1,213.3	1,667.4	4,834.8	5,392.5

(1) **Change in Accounting Policy**
Under revised AASB 1005 Segment Reporting, effective 1 July 2001, individual business segments have been identified based on the consolidated entity's management reporting system. REI Debt and REI Equity are new business segments, previously reported under the REI segment. AASB 1005 does not permit certain assets and liabilities to be attributed to particular segments for the purposes of determining segment assets and segment liabilities. These include income tax assets and liabilities, borrowing and liabilities related to assets that are subject of finance lease liabilities. Comparative information for assets has been restated for the changes in the definition.

(2) Represents segment amortisation and depreciation.

(3) Non cash expense represents those non cash items included in the reconciliation of profit from ordinary activities after income tax to net cash provided by operating activities (refer Note 29).

(4) The acquisition of segment assets that are expected to be used during more than one year. These assets represent capital expenditure and include assets acquired under finance leases but exclude investments.

2. SEGMENT REPORTING continued

GEOGRAPHICAL SEGMENT SUMMARY

	Segment Revenue		Group Operating Total Revenue		Group Profit/(Loss) Before Tax		Group Operating Profit/(Loss) After Tax		Segment Assets		Acquisition of Non Current Assets	
	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
Australia & Pacific	1,657.8	1,946.9	1,693.4	1,997.9	188.4	126.2	129.1	66.9	844.0	886.4	99.6	2.1
North America	7,084.3	6,003.1	7,091.8	6,032.8	177.2	101.3	120.6	82.5	4,403.6	4,063.7	53.0	121.0
Asia	299.4	396.7	328.7	406.2	7.7	13.6	(1.6)	5.4	454.7	567.3	1.1	1.9
Europe	3,243.5	2,840.0	3,307.1	2,859.1	144.7	113.3	100.1	80.3	1,848.6	2,336.9	6.9	40.1
Total Segment	**12,285.0**	**11,186.7**							**7,550.9**	**7,854.3**	**160.6**	**165.1**
Unallocated Corporate			57.0	157.8	(126.9)	(113.9)	(121.9)	(83.7)				
Total Group			**12,478.0**	**11,453.8**	**391.1**	**240.5**	**226.3**	**151.4**				

BUSINESS SEGMENTS

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

REAL ESTATE SOLUTIONS

The Group's Real Estate Solutions business encompasses two major business activities as follows:

Project and Construction Management

Real estate project management, construction management and engineering. In addition this business segment is responsible for the creation and management of Private Finance Initiatives (PFI's) and Build Operate Transfer projects (BOT).

Integrated Property Development

All aspects of property development from concept through design, planning, construction, financing and leasing to eventual sale.

REAL ESTATE INVESTMENTS

Real Estate Investments - Equity

Management of real estate investment funds on behalf of clients, co-investment in funds, portfolio management, the leasing, management and redevelopment of shopping centres and acting as financial advisor and arranger of project finance and related services.

Real Estate Investments - Debt

Management of real estate associated debt comprising: co-investment real estate assets, origination and servicing of commercial mortgages and mezzanine loans, resolution of sub-performing and non-performing commercial mortgages.

2. SEGMENT REPORTING continued

BUSINESS SEGMENTS continued

CAPITAL SERVICES

The principal activities of Capital Services are as investor in infrastructure assets and asset fund managers, and investor in UK real estate development companies. This business is focussed on maximising the value of its existing investments and is not pursuing any new investments.

IT+T AND eBUSINESS INVESTMENTS

Investments in information technology and telecommunication (IT+T) services companies and various eBusiness ventures.

EQUITY INVESTMENTS

Strategy has been from time to time to make and hold investments in companies where a strategic business rationale existed, and where a mutually beneficial business relationship with these companies could be developed. The decision to invest or divest equity investments is determined after consideration of both strategic and valuation factors.

UNALLOCATED BUSINESS SEGMENT

CORPORATE

Group Treasury, amortisation and corporate administration services. All financing costs that are not directly related to real estate development projects or investments are reported in unallocated corporate.

GEOGRAPHICAL SEGMENTS

The Group's businesses operate on a global basis; segment revenue is based on the geographical location of customers; and segment assets are based on the geographical location of the assets. The Group's business segments operate geographically as follows:

AUSTRALIA & PACIFIC

Real estate project management; construction management and engineering; property development; real estate equity investment management, investor in infrastructure assets and asset fund managers; investments in technology and telecommunications services companies and holder of investments in strategic companies.

NORTH AMERICA

Real estate project management; construction management and engineering; property development; real estate equity and debt investment management; and investments in technology and telecommunications services companies.

ASIA

Real estate project management; construction and engineering; property development; real estate equity and debt investment management.

EUROPE

Real estate project management; construction management and engineering; property development; real estate equity investment management; investor in infrastructure assets and asset fund managers.

STOCK EXCHANGE ANNOUNCEMENT – ATTACHMENT 4
YEAR ENDED 30 JUNE 2002
INCOME TAX EXPENSE

	Consolidated		Company	
	June 2002 A$m	June 2001 A$m	June 2002 A$m	June 2001 A$m
TAXATION				
INCOME TAX EXPENSE				
Profit before tax from ordinary activities	391.1	240.5	106.0	279.0
Prima facie income tax expense at 30% (June 2001 34%) of profit from ordinary activities	**117.3**	**81.8**	**31.8**	**94.9**
Tax effect of permanent differences:				
Rebateable dividends	(4.8)	(7.6)	(18.1)	(71.4)
Non assessable income	(4.9)	(4.2)	(24.0)	
Variation in overseas tax rates	(1.4)	(6.1)		
Amortisation expense	5.3	3.6		
Equity accounted profits	(4.5)	(0.1)		
Non allowable expenses	14.7	10.2	53.0	35.9
Non deductible provisions	11.1	9.2		
Non assessable capital gains	(0.8)	(3.0)		
Write off future income tax benefits	7.0	2.8		
Other	5.8	(11.1)		
	27.5	**(6.3)**	**10.9**	**(35.5)**
Income tax expense for current financial year	**144.8**	**75.5**	**42.7**	**59.4**
Restatement of deferred tax balances due to change in Australian corporate income tax rate		3.4		(2.2)
Income tax under provided in previous financial years	7.5	4.1	2.3	4.3
Total income tax expense	**152.3**	**83.0**	**45.0**	**61.5**
Effective tax expense rate	**38.9%**	**34.5%**	**-**	**-**